


# ATTITUDE

# APTITUDE

# *Accomplishment*



2010
Annual Report



FIRST GUARANTY BANCSHARES, INC.

# table of Contents



Our Mission, Values and Goals ........ 2

Financial Snapshot ........ 3

Attitude | Aptitude | *Accomplishment* ........ 4

Banking Center Employees ........ 8

Community Commitment ........ 34

First Guaranty Bank Board of Directors ........ 38

First Guaranty Bank Advisory Board ........ 39

Collins Bonicard Retirement ........ 40

Letter From Alton B. Lewis, Jr., ........ 41
Vice Chairman of the Board and Chief Executive Officer
First Guaranty Bancshares, Inc.
Vice Chairman of the Board and Chief Executive Officer
First Guaranty Bank

Report From Michael R. Sharp, ........ 42
President
First Guaranty Bancshares, Inc.
President and Chief Lending Officer
First Guaranty Bank

Report From Eric J. Dosch, ........ 43
Chief Financial Officer, Treasurer and Secretary
First Guaranty Bancshares, Inc.
Senior Vice President and Chief Financial Officer
First Guaranty Bank

Report From Larry A. Stark, ........ 44
Executive Vice President
First Guaranty Bank

Report From Glenn A. Duhon, Sr., ........ 45
Senior Vice President and Banking Center Manager
Abbeville

First Guaranty Bank Officers ........ 46

Core Deposits ........ 47

Population ........ 48

Census ........ 49

First Guaranty Bank Locations ........ 50

Performance Graphs ........ 52

Banks Headquartered in Louisiana (Ranked by Asset Size) ........ 55

Financial Table of Contents ........ 57

Corporate Information ........ 138







# OUR Mission

The mission of First Guaranty Bank and First Guaranty Bancshares is to increase shareholder value while providing financial services for and contributing to the growth and welfare of the communities we serve.



# OUR Values&Goals

***Customers.*** We believe that every customer is our most important customer. We endeavor to provide levels of service that exceed their expectations.

***Employees.*** We believe that our employees are our greatest asset as demonstrated in their professionalism and dedication. We encourage open communication and strive to cultivate an entrepreneurial environment in which our employees feel highly responsible for the performance of the Company. We believe in an environment where they will contribute new ideas and innovations that will help both us and them excel.

***Stockholders.*** We seek to enhance stockholder value by continually improving the quality of assets, growth in earnings, return on equity and dividend payout.

***Community.*** We strive to be a socially responsible corporate citizen by supporting community activities and encouraging employees to be actively involved in our communities. We are committed to the success of the communities that we serve, the same communities our employees call home. Our goal is to participate in making our communities better places in which to live, work and play.



# First Guaranty Bancshares, Inc.

In 2010, total assets rose 21.7% to $1.13 billion, net income increased 32.0% to $10.0 million, earnings per share increased 23.8% to $1.56, and book value per share increased 3.7% to $13.84. Return on average assets was 0.99% and return on average common equity was 12.65% for 2010. Our commitment to customer service, combined with the hard work of our employees has led to these strong results. The Company works to benefit our customers, communities, employees and shareholders.


Book Value
(per common share)
12
9
6
3
$10.70
$11.94
$11.78
$13.34
$13.84
2006
2007
2008
2009
2010

## Profile

First Guaranty Bancshares, Inc. is the holding company of First Guaranty Bank, which it wholly owns. The Bank is a full-service financial institution with a major presence throughout Louisiana and serves customers from its 17 banking center locations. Headquartered in Hammond, Louisiana, the Company had 246 employees as of December 31, 2010. Visit www.fgb.net for additional information.


Cash Dividends
(per common share)
.06
.05
.04
.03
.02
.01
$0.60
$0.63
$0.64
$0.64
$0.64
2006
2007
2008
2009
2010

# ATTITUDE

# APTITUDE

# *Accomplishment*

**What** is it that makes First Guaranty Bancshares a good investment for shareholders**?**

**Why** do customers choose First Guaranty Bank**?**

**Why** is First Guaranty Bank a good place to work and have a banking career**?**

**How** is First Guaranty Bank perceived by the communities it serves**?**

**How** does any bank continue to grow and profit, even in these financial times**?**

**Attitude, aptitude and accomplishment** can be used to answer many of these questions. First Guaranty Bancshares' 2010 performance exceeded its 2009 performance. According to the Louisiana Office of Financial Institutions and Federal Deposit Insurance Corporation (FDIC), First Guaranty Bank outperfomed its regional and national peers in return on assets, return on equity, dividend payout ratio, interest income and net interest income. In 2010, book value increased by $0.50 per share. This performance can be referred to as accomplishment for shareholders, customers and employees, as well as in the financial arena. But how and why is First Guaranty Bank able to consistently perform?

**First Guaranty Bank works hard** to ensure customers know that their business is appreciated. When other banks are closed, or closed early, on holidays, First Guaranty Bank remains open because management understands that small business owners may require certain services. Management explains this to employees so employees understand why they have to work later than others may. Ongoing training encourages employees to look for ways to best serve and enhance value to customers. This training not only endears customers to First Guaranty Bank, but employees experience the benefits which created loyalty to and appreciation for their employer. As better trained employees, they become more valuable. Customer-focused training and communication is a win-win situation for the Bank, customers and employees.

**Employee** *attitude* (+) **and** *commitment* **to** *customer service* **is a core foundation of First Guaranty Bank.**

**The leadership and vision** offered by the Board of Directors is a vital component of performance and accomplishment. Aptitude coupled with an abundance of experience and ability to listen and share openly during Board meetings is another aspect of the Bank's success and momentum. Board members listen to each other and encourage ideas from employees in each office. The potential for growth is not only measured in financial terms, but everyone at First Guaranty can grow and learn individually.





**First Guaranty Bank** *employees* **collectively represent centuries of** *banking experience.*





**First Guaranty Bank is thankful** and appreciative of its customers. They bank with First Guaranty because they know the individuals and trust these caring bankers have their best interests in mind. From checking, savings, CDs and IRAs to mortgage loans, small business loans, lines of credit as well as remote deposit capture and Internet banking services, First Guaranty Bank can provide the services all customers require. This service is delivered with an attitude of friendliness, professionalism and care.

**In addition to growth** and a complete financial offering to customers, First Guaranty Bank gives back to the community. From United Way and American Cancer Society to Lions Club, 4H Club and Southeastern Louisiana University, First Guaranty Bank contributes with both financial support and personal involvement. First Guaranty Bank invests in communities and genuinely strives to truly be an effective member of each community served. In 2010, First Guaranty Bank contributions exceeded $231,555.

**Recent years** have been presented great challenges worldwide, around the country and to many financial institutions. Louisiana has fared well, as has First Guaranty Bank. That doesn't mean Louisianians, or First Guaranty Bank, are without challenges. Since Hurricanes Katrina, Rita, Gustav and Ike and the 2010 gulf oil spill, our area has seen its share of challenges.



However, our natural *resources* – particularly our *people* – are abundant and *resilient.*

At First Guaranty Bank, we truly value our people, our employees. We believe that once you know us, you can't help but bank with us! In the next few pages, we've highlighted our employees to show our appreciation for them and enable you to know us better as your Bank and as people. Please take time to review these individuals. We've arranged everyone alphabetically, by location, also listed alphabetically.

ATTITUDE + APTITUDE = *Accomplishment.*

Each of us continue to learn and grow every day. We aspire to serve our customers and shareholders better and be the best we can be. We trust you will experience our enthusiastic attitude, recognize our aptitude and together we can accomplish business and community goals. Thank you for banking with us. Please share your positive banking experiences with your children, friends and neighbors.



# Abbeville

## BANKING CENTER


1


2


3




4


5


6


7

*Abbeville Banking Center*

1) Diane Bergeron
2) Charisse Broussard
3) Andrea Campbell
4) Glenn Duhon, Sr.
5) April Frederick
6) Pamela Gaspard
7) Gretchen Meaux









# Amite

## BANKING CENTER















*Amite Banking Center*

1) Jesenda Bowen
2) Suzette Brooks
3) Stephanie Campo
4) Mindy Fitch
5) Shelby Husser
6) Lindsay Gutierrez
7) Scott Schilling
8) Susie Smith
9) Marsha Spring
10) Jenny Sue Weedman





# Benton
BANKING CENTER











*Benton Banking Center*

1) Christopher Carter
2) Donna Cummings
3) Della Johnson
4) Kathy Kelly
5) Phyllis Palmisano
6) Janell Sanchez
7) Evan Singer
8) Stormilee Smith
9) Kyle Stadtlander
10) Traci Fricks Thedford
11) Paul Wallace










# Denham Springs

BANKING CENTER







*Denham Springs Banking Center*

1) Mark Bagwell
2) Edward Bertoniere
3) Lauryn Coburn
4) Linda Dupuy
5) Michelle Gehling
6) Ludrick Hidalgo
7) Sharon Moore
8) Agen Scott
9) Lisa Thompson











# Dubach

## BANKING CENTER









*Dubach Banking Center*

1) Pameral Carrico
2) Virginia Ann McAdams
3) Brenda Taylor
4) Laurie Traylor
5) Josie Tubbs
6) Sue Yates

*Not Pictured:*
Mallorie Gary

Accomplishment!






# Hammond
## Guaranty Square
BANKING CENTER











*Hammond Guaranty Square Banking Center*

### Accounting



1) Tarez Arceneaux
2) Jamie Bradbury
3) Eric Dosch
4) Eric Fuller
5) Karen Gregory
6) Peter Hoang
7) Diane Lanier
8) Diane Patterson
9) Joshua Prejean
10) Donna Scamardo
11) Lana Troxclair

*Not Pictured:*

Justin Evans
Christopher Sexton






Hammond
Guaranty Square
BANKING CENTER





















*Hammond Guaranty Square Banking Center*



### Alternative Products

1) Laura Dampeer
2) Mikki Kelley

*Not Pictured:* Jenine Warren

### Appraisal Review

3) Karen Philips
4) Amy Wales

*Not Pictured:* Kristina Terry



### ATM

5) Elisa Costanza
6) Michelle Waites



### Audit

7) Kelly Bratton
8) Thomas Brothers
9) Jennifer Cosentino
10) Michelle Dionne
11) Maria Moreno

*Not Pictured:* Katie Duhe






Hammond
Guaranty Square
BANKING CENTER








*Hammond Guaranty Square Banking Center*

***BSA***

1) Kristi Newell
2) Candace Palmer-Guidry

***Collections/Special Assets***

3) Evita Baylor
4) Aaron Carr
5) Lucas Hammonds
6) Daniel Lee
7) Ronald Pittman

***Compliance***

8) Rebecca Brown
9) Renée Young

***Credit***

10) Tiffany Brown
11) Daniel Butler
12) John Henderson


1


2


3


4


Hammond
Guaranty Square
BANKING CENTER


5


6


7


8






9


10


11




12


13

*Hammond Guaranty Square Banking Center*

***Credit***

1) Michael Norman
2) Joshua Russell
3) Brandon Saunders
4) Jennifer Stroecker
5) Randy Vicknair
6) Rachel Wandell
7) Jessica Wild

***Customer Service Representatives/Tellers***

8) Laura Ard
9) Kim Cooper
10) Dale Cowan
11) Jessica Domiano
12) Lacey Esler
13) Joellen Juhasz


1

2

3

4

Hammond
Guaranty Square
BANKING CENTER

5

6


*Hammond Guaranty Square Banking Center*



### *Customer Service Representatives/Tellers*

1) Giselle Leonard
2) Emily Locicero
3) Tonya Messa
4) Whitney Paille
5) Erica Warren
6) Stacy Williams


7

8

9

### *Data Processing/IT*

7) Christopher Coker
8) Craig Drake
9) Shane Elliott
10) Loren Foret
11) Michael Mosbey
12) Shane Oliver


10

11

12






Hammond
Guaranty Square
BANKING CENTER

















*Hammond Guaranty Square Banking Center*

***Deposit Services***

1) Maria Becerra
2) Lauren Brunies
3) Anna Cusick
4) June Dixon
5) Lori Dominguez
6) Sandra Edwards
7) Tammy Graves
8) Shirley Jones
9) Ollie Saltzman
10) Jane White

*Not Pictured:*
Eleanor Miller









# Hammond
## Guaranty Square
BANKING CENTER












*Hammond Guaranty Square Banking Center*

### *Executive*

1) Vanessa Drew
2) Alton Lewis, Jr.
3) Michael Sharp
4) Larry Stark
5) Kristin Williams

### *Human Resources*

6) Landa Domangue
7) Bernadette Kemp
8) Shelley Taylor

### *Internet Banking*

9) Stephanie Brandl





Hammond
Guaranty Square
BANKING CENTER





Hammond Guaranty Square
Banking Center







## LOANS

### > *Commercial Loans*

1) Shanon Dunn
2) Danielle Fridge
3) Katie Jenkins
4) Vera Matthews
5) Tanya Nichols
6) Chase Wainwright
7) Christy Wells

### > *Mortgage Loans*

8) Stacy Balfantz
9) Tonya Peterson
10) Carolina Pierce
11) Betty Plauche
12) Tammy Price






Hammond
Guaranty Square
BANKING CENTER









*Hammond Guaranty Square Banking Center*

**LOANS**

> ***Loans Processing***

1) Sharon Compton
2) Diann Harrelson
3) Renee Rhody

> ***Loan Review***

4) Christopher McGhee

> ***Loan Servicing***

5) Tanya Carroll
6) Ruby Cox
7) Donna Hodges
8) Katie Mezzic
9) Kriss Patterson
10) Stacy Penalber
11) Brittani Ragusa
12) Dorothy Talley

*Not Pictured:*
Colleen Ebarb





Hammond
Guaranty Square
BANKING CENTER








*Hammond Guaranty Square Banking Center*

***Operations***

1) Teri Duncan
2) Amanda Hill
3) Alicia Parrino
4) Richard Stark
5) Hoyt Verburg








***Public Funds – Business Development***

6) Trevor Bergeron

***Purchasing***

7) Venesia Brooks
8) Joseph Ernest II
9) Robert Mizell




***Training***

10) Vikki Dupaquier
11) Desiree Simmons


1


2

# Hammond Guaranty West

## BANKING CENTER


3




4


5


6


7


8

9


10


11


12

*Hammond Guaranty West Banking Center*

1) Megan Accardo
2) Frances Carrington
3) Miranda Derveloy
4) Gayle Fagan
5) Kimberly Gross
6) Jean Johnson
7) Debra Jones
8) Connie Miller
9) Margaret Norman
10) Brandy Parsons
11) Sharon Rogers
12) Kimberly Wales

# Haynesville

BANKING CENTER











*Haynesville Banking Center*

1) Kecherra Ivory
2) Demontae Lewis
3) Julie Lewis
4) Stephanie Sanders
5) Nellie Taylor

*Not Pictured:* Jessica Louviere

Aptitude!











# Homer

BANKING CENTER

















*Homer Banking Center*

1) Nelda Dean
2) Ronald Edmonds
3) Dot Frazier
4) Chelsea Kleinman
5) Kendra Linder
6) Amanda Pellegrin
7) Nickitsha Ridley
8) Dori Sanders
9) Sharon Taylor
10) Hannah Thompson
11) Teresa Tucker
12) Candie White










Independence
BANKING CENTER









*Independence Banking Center*

1) Pamela Brazil
2) Cheryl Brumfield
3) Carmella Coslan
4) Heather Coslan
5) Ashley Hall
6) Richard Hamilton
7) Johnny Johnson, Jr.
8) Karen Paille


1


2


3



# Jennings

## BANKING CENTER


4


5

*Abbeville Banking Center*

1) Mona Fontenot
2) Brooks Hebert
3) Kimberly Labauve
4) Samantha Lejeune
5) Trisha Patterson






Kentwood
BANKING CENTER













*Kentwood Banking Center*

1) Connie Butler
2) Nikki Carrier
3) Petey Lampton
4) Patricia Meyers
5) Pamela Newman
6) Judy Varnado
7) Courtney Woodard







1



2



3



4

# Oil City

## BANKING CENTER



5



6





7



8

*Oil City Banking Center*

1) Jenny Bertrand
2) Debbie Jutze
3) Rufus Lemaire
4) Kirbie Lewing
5) Dana Moore
6) Sally Phillips
7) Rebecca Stanley
8) Hilarie Wormington







# Ponchatoula

## BANKING CENTER
















*Ponchatoula Banking Center*



1) Mandi Bankston
2) Brenda Chappetta
3) Jeannette Ernst
4) Denise Fletcher
5) Lois Freeman
6) Erin Galaforo
7) Amiee Gervais
8) Michael Lofaso
9) William McCormick, Sr.
10) Lynn Marino
11) Monica Osburn
12) Kristy Petit
13) Sharmaine Robertson
14) Jamie Scott

*Not Pictured:*
Kristin Trombatore

# Ponchatoula Berryland

## BANKING CENTER



1





2



3



*Ponchatoula Berryland Banking Center*

1) Katherine Fagan
2) Brent Holcombe
3) Mariah Mulkey

# Vivian
## BANKING CENTER











*Vivian Banking Center*

1) Joyce Glass
2) Teresa Hasha
3) Ashley Lester
4) Brandy Moon
5) Frances Thompson
6) Stacy Thompson
7) Julie Whitney
8) Lauren Williams

*Not Pictured:* Trisha Martin
Jennifer Roberts







# Walker

BANKING CENTER






*Walker Banking Center*

1) Kendra Fairburn
2) Sheila Lofton
3) Sylvia Moore
4) Lynn Westmoreland
5) Monica Young

# +Community Commitment



*Annual Policeman's Ball*

First Guaranty Bank contributed to the Hammond Union of Police in support of the 15th Annual Policeman's Ball. Appearing in the photo from left to right are: Alton Lewis, Chief Executive Officer of First Guaranty Bank, Charles Deliberto, Union President and Kelvin James, Secretary.

**In 2010, First Guaranty Bank contributions for community support exceeded** $231,555.



*Ladies Top 28*

First Guaranty Bank supported the Ladies' Top 28 Tournament. Appearing in the photo from left to right are: Michael R. Sharp, President, Jeannette Ernst, First Guaranty Bank Employee and Volunteer Coordinator of the Ladies Top 28, Guy Recotta, Chairman of the Ladies Top 28 and Alton Lewis, Chief Executive Officer.

A

Albany High School
American Legion Auxiliary Post #47
American Legion Post #141
Amite Art Club
Amite Chamber of Commerce
AARP - Hammond Chapter #33
American Cancer Society
Amite High School
Amite Junior Auxiliary
Athens High School

B

Baton Rouge Samaj Inc.
Benton High School
Bernice Business Club
Bernice Industrial Development Council
Bethel Christian School
Big Brother & Big Sister of Southwest LA
Bossier Restoration Foundation
Boy Scouts of America Istrouma Area Council

C

Camp Cooper Jr. High School
Capital City Press LLC
CASA Services, Inc.
Central Diamondbacks Baseball
Central Tangipahoa Head Start
Children's Hospital
*City Court of Hammond
City of Hammond
City of Ponchatoula
Claiborne Academy
Claiborne Chamber of Commerce
Claiborne NAACP
Claiborne Parish Cattlemen's Association
Claiborne Parish Fair
Claiborne Parish 4-H Foundation
Claiborne Charity Inc.
Claiborne Scholars Committee
Coastal Conservation Association
Friends of the Collins Wood Museum
Club De Villa West Inc
Corney Creek Festival
Corney Creek Long Spurs

D

Downtown Development District
Dubach High School
Dubach Restoration and Beautification Organization
Ducks Unlimited

F

First United Methodist Church
Florida Parish Friends of the NRA
Herbert S. Ford Memorial
Friends of LPB
Friendship Baptist Church
Fuller Center for Housing

**First Guaranty Bank is committed to our local communities.** Listed are the institutions and associations that we have assisted with contributions during the year. Community Contributions are a priority budget item for our Bank.

**At First Guaranty Bank, our goal is to leave the communities we serve better than we found them.**



*Museum Contribution*

The photo shows Dr. Fincher presenting a check for renewal of First Guaranty Bank's Ford Museum Membership to Mrs. Linda Volentine, director of the museum.

G

Girl Scouts Council of SE Louisiana
Glenbrook School
Gulf Wildlife Rescue Rock & Run
Gusher Days

H

Hammond Area Recreation Department
Hammond Art Guild
Hammond Chamber of Commerce
Hammond Fraternal Order of Police Lodge #34
Hammond High School
Hammond High School Football Boosters
Hammond Police Union Local #345
Hammond Regional Arts Center
Hathaway High School
Haynesville First Baptist Church
Haynesville High School
Haynesvillé Lions Club
Haynesville Quarterback Club
Herndon Magnet School
Hico Elementary School
Holy Ghost Catholic School
Homer Pelican Quarterback Club

I

Impact Benton
Independence High School
Independence Summer Baseball
Independence Sicilian Heritage Festival
The Italian Festival Inc.

J

Rogers C. Jackson Memorial
Jeff Davis Adult Recreation League
Jeff Davis Business Alliance
Jennings Festival Association
Jennings High School Quarterback Club
Jewel M. Sumner High School

K

Kentwood High School
Kentwood Rotary Club
Kiwanis Club of Amite
Kiwanis Club of Denham Springs
Kiwanis Club of Hammond
Knights of Columbus of Amite
Knights of Columbus

L

Lake Arthur High School
Lake Claiborne Inc.
Lallie Kemp Foundation
Land Trust for Southeast Louisiana
Charlie Landry Memorial Scholarship Fund
Livingston Fire Protection District #2 Volunteer Fire Department

**Employees personally donate and *volunteer* significant *time* and *energy* to worthwhile causes.**


ECREATIO ISTRICT
CO RATE NSO

*Ponchatoula Rec Contribution*

First Guaranty Bank contributed to Ponchatoula Area Recreation Department. Appearing in the photo from left to right are: Denise Fletcher, Vice President and Branch Manager, Dr. Bill Wheat, Director of Ponchatoula Area Recreation Department and Michael Lofaso, Senior Vice President & Commercial Loan Officer.



# Community Commitment



*Operation We Care*

The Homer Office collected pillows for "Operation We Care". Pillows and pillow cases are collected and shipped to our troops overseas. The Bank participates annually in this drive. Pictured from left to right: Kendra Linder, Chase Wainwright and Candie White.



*Hospice Support*

First Guaranty Bank contributed to the Richard Murphy Hospice Foundation (RMHF). Appearing in the photo from left to right are: Hoyt Verburg, Board Member of RMHF and First Guaranty Bank employee, Patricia Westmoreland, Executive Director of RMHF and Alton Lewis, Chief Executive Officer.

Livingston Parish Chamber of Commerce
Loranger FFA Rodeo
Loranger High School
Louisiana Bankers Association
Louisiana Children's Discovery Center
Louisiana 4-H Foundation
Louisiana Oil & Gas Museum Foundation
LSU Ag Center

M

March of Dimes
Mary Bird Perkins Cancer Center
Mater Dolorosa School
McLeod Independent School
Minden Charity Classic Inc
Monterey Country Club/Monterey Golf Classic
Richard Murphy Hospice Foundation
Muscular Dystrophy Association

N

National Wild Turkey Federation
New Horizons Youth Services Bureau
NOLA All Star Baseball 11 – 12 Year Olds
North Caddo Magnet High
North Caddo Medical Center
North Vermilion High School

O

Oak Grove Church
Oak Forest Academy
Operation We Care
Options, Inc.

P

Pinu P. Patel (Cricket Youth Tournament)
Pilot Club of Denham Springs Foundation
Ponchatoula Adopt-A-Cop
Ponchatoula Area Recreation District #1
Ponchatoula Chamber of Commerce
Ponchatoula Football Boosters
Ponchatoula High School
Ponchatoula High School Baseball
Ponchatoula Lions Club
Ponchatoula Little/Junior Conference Football
Ponchatoula Rotary Club
Ponchatoula Strawberry Festival
Ponchatoula Youth Baseball/Softball Organization

Q

Quitman High School

R

Road Rage T's
Rosaryville Spirit Life Center
Rotary Club of Amite
Rotary Club of Benton
Rotary Club of Hammond
Rotary Club of Oil City

*Bank Receives United Way Award*

Alton Lewis accepts a United Way Major Contribution award on behalf of First Guaranty Bank and its employees at the United Way Leadership Breakfast held at Hammond Guaranty Square.





*SLU College of Business Week*

President Mike Sharp and CEO Alton Lewis present a check to SLU Dean of the College of Business, Dr. Randy Settoon for the sponsorship of SLU's College of Business Week.

S

St. Albert's Catholic Student Center
St. Andrews Mission Inc.
St. Jude Children's Hospital
St. Thomas Aquinas High School
Shongaloo High School
SKIP of Louisiana Inc
Society of St. Vincent de Paul
Southeast Spouse Abuse Program
Southeastern Louisiana Univerity
SLU Alumni Association
SLU Athletic Association
SLU Columbia Theatre for the Arts
SLU Development Foundation
Special Olympics Louisiana
Spirit Stop (SHOULD BE Haynesville High School)
Sports Promotion Network (SHOULD Be Benton High School)
Sugar Fest High School
Summerfield High School

T

Tangi Humane Society
Tangi Starz Basketball
Tangipahoa African American Heritage Museum & Black Veteran Archives
Tangipahoa Home Builders Association
Tangipahoa Parish School System Talented Theatre
TARC
Tiger Athletic Foundation
Town of Haynesville
Town of Independence
Town of Kentwood
Town of Oil City
Town of Vivian

U

Union Chapel AME Church
University United Methodist Church
United Way - Tangipahoa Parish

V

Vermilion Catholic School
Vivian Athletic Association
Vivian Chamber of Commerce

W

Walker High School

*Options Contribution*

First Guaranty Bank supported Options. Appearing in the photo from left to right are: Robert Mizell, Assistant Vice President Purchasing, Joseph Ernest, Office Worker and Alton Lewis, Chief Executive Officer.



*Mike Lofaso with TARC*

First Guaranty Bank contributed to the TARC Radiothon. Appearing in the photo from left to right are: Kathleen Ables, Chief Executive Officer of TARC and Michael Lofaso, Director and Treasurer of TARC and Senior Vice President & Commercial Loan Officer.





## First Guaranty Bank | BOARD OF DIRECTORS



SEATED FROM LEFT TO RIGHT:
Nicholas A. Saladino, Michael R. Sharp, *President,* Marshall T. Reynolds, *Chairman,* Ann A. Smith, Alton B. Lewis, Jr., *Chief Executive Officer.*

STANDING FROM LEFT TO RIGHT:
Robert H. Gabriel, William K. Hood, Anthony J. Berner, Jr., Charles Brister, Morgan S. Nalty, , Daniel F. Packer, Jr., Edwin L. Hoover, Jr., Dr. Phillip E. Fincher, Sam P. Scelfo, Jr., Andrew Gasaway, Jr.

NOT PICTURED:
Daniel P. Harrington, Sandra C. Ramsey and Dr. F. Jay Taylor

Marshall T. Reynolds
Chairman of the Board, First Guaranty Bancshares, Inc.
Chairman of the Board, First Guaranty Bank
President & CEO, Champion Industries

Alton B. Lewis, Jr.
Vice Chairman of the Board and Chief Executive Officer
First Guaranty Bancshares, Inc.
Vice Chairman of the Board and Chief Executive Officer
First Guaranty Bank

Anthony J. Berner, Jr.
President, Pon Food Corporation

Charles Brister
President & Owner, Brister's Rental & Consulting

Dr. Phillip E. Fincher
Retired Economics and Finance Professor
of Louisiana Tech University

Robert H. Gabriel
President, Gabriel Building Supply

Andrew Gasaway, Jr.,
Secretary to the Board
President, Gasaway • Gasaway • Bankston, APAC

Daniel P. Harrington
President, HTV Industries, Inc.

William K. Hood
Director, First Guaranty Bancshares, Inc.
President, Hood Automotive Group

Edwin L. Hoover, Jr.
President, Encore Development Corporation

Morgan S. Nalty
Investment Banking Executive & Partner,
Johnson, Rice & Company, LLC

Daniel F. Packer, Jr.
Chairman of the Board, Entergy New Orleans

Sandra C. Ramsey
Senior Vice President and Treasurer, Acosta Inc.

Nicholas A. Saladino
Retired Mayor, Town of Kentwood

Sam P. Scelfo, Jr.
President, Gambino's Bakeries & Caterers, Inc.

Michael R. Sharp
President, First Guaranty Bancshares, Inc.
President and Chief Lending Officer, First Guaranty Bank

Ann A. Smith
Member of Louisiana School Board Association Executive Board of Directors
Tangipahoa School Board Member (Former President)
Tangipahoa Parish Convention and Visitors Bureau

Edgar R. Smith, III
President & Chairman of the Board,
Smitty's Supply Inc.



Dr. F. Jay Taylor
Labor-Management Arbitrator;
Former President, Louisiana Tech University

*Directors Emeritus*
*Robert H. Beymer*
*Collins Bonicard*
*Robert L. Shell, Jr.*



## First Guaranty Bank | ADVISORY BOARD



John D. Gladney, M.D.

LEFT TO RIGHT:
Thomas "Tommy" D. Crump, Jr., Britt L. Synco,
Gil Dowies, III, Dr. Phillip E. Fincher

The members of the Advisory Board of First Guaranty Bank are Thomas "Tommy" D. Crump, Jr., Carrell G. "Gil" Dowies, III, Dr. Phillip E. Fincher, John D. Gladney, M.D. and Britt L. Synco.

In addition to vast experience as bank directors, these gentlemen represent decades of expertise in both wholesale and retail marketing in North Louisiana. They provide valuable insight into the financial and civic activities that affect the Company's performance.

Management has found this group of advisory directors to be vital in all aspects of the Company's activities. They are particularly helpful in developing lending and marketing philosophies and providing critical insight into developments in the fields of agriculture, forestry, oil and gas production and other business activities.



*The Board of Directors of First Guaranty Bank*
*request the honor of your presence*
*at a retirement reception*

## Attitude, aptitude and accomplishment *of*
# Collins Bonicard

**On December 28, 2010 the Bank recognized Collins Bonicard with a reception to thank him for his many years of dedicated service.**

Since July 1982, Collins Bonicard served as a Director on the First Guaranty Bank Board. For 17 of the 28 years he served, Mr. Bonicard also acted as Secretary to the Board. He provided invocations and benedictions for board meetings and shareholders' meetings. In addition to his work with First Guaranty Bank, Collins Bonicard is a former mayor of the City of Ponchatoula and also worked as a Building Inspector and Permit Officer on the Tangipahoa Parish Council. He also worked as an independent contractor and building inspector.

*Collins Bonicard now serves First Guaranty Bank as a Director Emeritus.*

















**Alton B. Lewis, Jr.**

Vice Chairman of the Board and
Chief Executive Officer

Dear Shareholders,

As promised, First Guaranty Bancshares took significant steps forward in the year 2010 to increase shareholder value. In 2010 we began a campaign to establish an attitude of customer appreciation and customer service combined with an attitude of loyalty to First Guaranty Bancshares and First Guaranty Bank. Strong training and education programs with solid management programs were implemented to increase our aptitude. With this enhanced attitude and aptitude, we achieved several very significant accomplishments. On the financial side we attained income available to Common Shareholders of $8,692,000, which is a 24.15% increase from 2009. Earnings per common share climbed from $1.26 to $1.56.

During 2010, we also took steps to strengthen the management and infrastructure of First Guaranty Bancshares and First Guaranty Bank. In May 2010, Eric Dosch was named Chief Financial Officer. Mr. Dosch, a graduate of Duke University, has been with First Guaranty Bank since 2003. He established our Credit Department and served as our Chief Credit Officer prior to becoming Chief Financial Officer. In July 2010, Mr. Richard Stark joined First Guaranty Bank as Vice President of Operations. Mr. Stark has a long and distinguished history of banking operations. He is extremely familiar with all aspects of banking operations from teller operations to management. Christy Wells, a well established Commercial Lender, became North Tangipahoa Parish Commercial Lending Area Manager in 2010. In addition to these management changes, we strengthened our Internal Audit Department, our Special Assets Department and our Credit Department in 2010. We embarked on extensive training programs in 2010 to increase product knowledge, improve customer service and increase our technical/compliance expertise.

While improving our profitability and shareholder value and making extensive internal improvements, we also ventured outside the Bank for growth as we entered into a merger agreement with Greensburg Bancshares, the owner of Bank of Greensburg. The Bank of Greensburg's main office is located in Greensburg, Louisiana with branches in Kentwood, Montpelier and Watson, Louisiana. This merger of the two institutions should be consummated in the second quarter of 2011 and will significantly strengthen the presence of First Guaranty Bank in Southeast Louisiana. Upon completion of the merger, First Guaranty Bank will be the only bank in St. Helena Parish. First Guaranty Bank will be one of only two banks in Kentwood. The Montpelier Banking Center will strengthen our Amite base as it provides a location to the west of Amite on Highway 16. The Watson Bank Center will complement our existing branches in Denham Springs and Walker, giving us a strong presence in the very fast growing area of western Livingston Parish. First Guaranty Bank now has a strong presence in Tangipahoa, Livingston and Bossier Parishes, three of the fastest growing parishes in the State of Louisiana, according to the recently completed 2010 Census.

As we continue to improve our attitude and aptitude, what accomplishments lie ahead? The most significant challenge we face in 2011 is reducing and returning our classifed assets to profitability. During 2010 we dedicated special effort to identify all classified assets within First Guaranty Bank. A recent examination provides confidence that we achieved this mission, as no additional assets were classified during the examination. We have developed a systematic plan for returning these classified assets to profitability. We anticipate that our earnings and shareholder value will continue to grow in 2011. Additionally, once the merger with Greensburg Bancshares has been completed, we expect to explore other opportunities for merger and growth in the market.

Working together, we will accomplish great things throughout our communities, First Guaranty Bank and our shareholders.

Sincerely,

**Alton B. Lewis, Jr.**

Vice Chairman of the Board and Chief Executive Office
FIRST GUARANTY BANCSHARES, INC.
Vice Chairman of the Board and Chief Executive Officer
FIRST GUARANTY BANK



**Michael R. Sharp**

President and
Chief Lending Officer

History tells us that we cannot possibly know where we are unless we know where we have been. We cannot know where we are going unless we know where we are. Time is precious. Let's reflect in a concise fashion this parallel to First Guaranty Bank.

In 1934, 15 shareholders formed Guaranty Bank with $50,000.00 of venture capital. The Bank was chartered by the Louisiana State Banking Department. Two current and prominent board members Mr. Bill Hood, our Loan and Audit Committee Chairman, and Mr. Morgan Nalty are direct descendants of our founders. Their legacy of leadership provides continuity and insight.

## Report from the President

77 years ago Guaranty Bank was created to fulfill a desire to capitalize on the economic times prevalent in 1934. Our country was in a recovery mode, technology was changing our lives, war was in our midst and fiscal opportunity was there for those willing to calculate and execute a business plan based on the risk. Originally, this opportunity became reality in the very rural and unique Hammond, Louisiana market. Thus, today the same favorable juncture of circumstances exist: recovery, technology, war and the format for seizing the moment.

Today we continue to expand in the uniquely rural markets we serve. Our deposits are up by 26% in 2010 year end over 2009. In many of the areas we serve our market share has improved. Although Hammond is the largest market we serve, we are part of a statewide company, which by community bank measures we are large, $1.133 billion in size and growing. With the advent of the acquisition of the Bank of Greensburg, we will again increase our size by approximately $100 million in assets. Here again we will be executing on and dominating a very attractive rural market, St. Helena Parish.

The national economy is beginning to develop some momentum. During the month of March the private sector added 230,000 jobs. The unemployment rate edged down to 8.8%, its fourth consecutive monthly decline. This news at the end of March sent the Dow Jones Industrial average up to its highest close of 2011. In relative terms, the Louisiana State economic engine is doing better than the national scene. Our unemployment rate is lower than the national average, the foreclosure rate is lower than many areas and businesses are beginning to recognize the benefits of being in Louisiana. Our lending group is executing a revitalized loan marketing plan put into motion in the fall of 2010. Results from this plan will manifest themselves with loan growth toward the end of 2011.

In summary, our Bank is well positioned to execute and profit from these opportunities. Thank you for the investment in your corporate family.

Life is good in Louisiana.

Sincerely,

Michael R. Sharp

**Michael R. Sharp**
President
FIRST GUARANTY BANCSHARES, INC.
President and Chief Lending Officer
FIRST GUARANTY BANK



**Eric J. Dosch**
Chief Financial Officer

First Guaranty earned $10 million dollars in net income for 2010, an increase of $2.4 million or 32.0% from 2009. Earnings per common share increased 23.8% from $1.26 in 2009 to $1.56 for 2010. Book value per share increased 3.7% to $13.84 from $13.34 in 2009. Return on average assets was 0.99% for 2010 compared to 0.80% for 2009. Return on average common equity was 12.65% in 2010 compared to 10.84% for 2009. The net interest margin increased from 3.57% in 2009 to 3.96% in 2010. Loan loss reserve as a percentage of the loan portfolio increased to 1.44% in 2010 from 1.34% in 2009.

## Report from the Chief Financial Officer

The growth of total assets to $1.13 billion increased the level of expectations for our corporate finance department. As a billion dollar financial institution, the complexity of financial reporting has increased and the demands for planning have grown significantly. First Guaranty has embraced these challenges by adding the right staff, expanding training, developing new reporting systems and increasing efficiencies throughout the department.

Our internal organization is driven by the dual mission of accurate financial reporting and helping management productively use this financial information. In order to accomplish this mission, the department has been divided into the accounting and finance divisions.

First Guaranty's accounting division oversees internal information systems and verifies that all proper procedures and controls are followed. Bank Controller Eric Fuller manages the internal accounting for the Company. Eric joined the Company in early 2011, is a Certified Public Accountant and brings over 26 years of banking experience. Eric has started several initiatives to enhance our accounting information systems and our accounting staff training.

The finance staff works with their accounting teammates to connect internal financial reporting with Company Management. Our finance professionals are responsible for external regulatory reporting, budgeting, interest rate risk analysis, monitoring public funds deposits and managing the Company's investment portfolio. We plan to add a vendor management position in 2011 to supervise all external businesses that contract with First Guaranty for services such as software systems.

First Guaranty is building a solid foundation for the future. We understand the need to continually strive for excellence in order to deliver increased shareholder value. First Guaranty's foundation is built by people utilizing our accurate information systems. My goal as your CFO is to properly manage our people and systems so the corporate finance department is a strategic component of First Guaranty Bancshares current and future success.

**Eric J. Dosch**
Chief Financial Officer, Treasurer and Secretary
FIRST GUARANTY BANCSHARES, INC.
Senior Vice President and Chief Financial Officer
FIRST GUARANTY BANK



**Larry A. Stark**
Executive Vice President,
Guaranty Square

## Report from the Executive Vice President

Many commentaries on the current U.S. economic conditions indicate that there remain problems with restoring credit to small businesses, which may be linked to continued decline in residential real estate values.

For example, the national CoreLogic House Price Index recently set a post-bubble low, previously set in March 2009. Many states' homeowners hold negative equity in their real estate holdings, as the current market value is less than the balances of the amount owed, led by Nevada, Arizona and Florida. Louisiana homeowners are not so encumbered. For example, recently Louisiana had the 16th lowest foreclosure rate in the nation among all states.

Louisiana was among the first states to have received its census data which reflected a 1.4 percent gain to 4.53 million, despite the devastation of Hurricane Katrina. As a result of the storm, New Orleans lost 29 percent of its population compared with the 2000 census. That the State finished the decade with an overall population increase speaks well to the resiliency of the state's people and its economy.

In fact, it speaks well of the attitude, aptitude, and accomplishments of the people of Louisiana, that in spite of two major environmental disasters, one natural- Katrina- and one manmade- the BP oil spill, Louisiana continued to move ahead. The state's job performance outperformed the South and the U. S. in 2010, adding jobs at a faster rate than the country and the region, measured since January 2008.

After coming off a great year of financial performance in 2010, the people of First Guaranty Bank look back with a sense of accomplishment in the recent past and look forward to an even better year of financial performance in 2011.

Sincerely,

**Larry A. Stark**
Executive Vice President, Guaranty Square
FIRST GUARANTY BANK



Glenn A. Duhon, Sr.

Senior Vice President and Banking Center Manager, Abbeville

## Report from the Senior Vice President and Banking Center Manager

First Guaranty Bank's Southwest Lousiana Banking Centers produced another succesful year due to the positive attitude and excellent aptitude of our employees, coupled with the continued loyalty that our customers have for our financial institution.

During 2010, Jennings Banking Center deposits increased in excess of $6.4 million although loan demand decreased by $1.4 million. The Abbeville Banking Center experienced an increase in deposits of $23.5 million and an increase in loan volume of $12.2 million. Together, these two locations increased deposits by $29.9 million and loan volume by $10.8 million with minimal loss. Total deposits for both locations are $152.3 million and total loan volume is $62.9 million.

Additionally, both locations have grown in the areas of agriculture and commercial lending with a focus on federally guaranteed lending through the United States Small Business Administration (SBA) and the United States Department of Agriculture (USDA).

The success and accomplishments of First Guaranty Bank's Banking Centers would be impossible without our dedicated employees and loyal customers. I would like to personally thank all of our employees and customers for their continued commitment.

Sincerely,

Glenn A. Duhon, Sr.

Senior Vice President and Banking Center Manager, Abbeville

FIRST GUARANTY BANK



# First Guaranty Bank | OFFICERS

## EXECUTIVE

**Alton B. Lewis, Jr.***
Vice Chairman of the Board and
Chief Executive Officer
Guaranty Square

**Michael R. Sharp***
President and Chief Lending Officer
Guaranty Square

**Larry A. Stark**
Executive Vice President
Guaranty Square

**Eric J. Dosch***
Senior Vice President and
Chief Financial Officer
Guaranty Square

## SENIOR VICE PRESIDENTS

**Glenn A. Duhon, Sr.**
Southwest Louisiana Regional Manager
Abbeville

**Michael F. Lofaso**
Southeast Louisiana Regional Manager
Ponchatoula

## Vice Presidents

Mark A. Bagwell
Thomas F. Brothers
Cheryl Q. Brumfield
Christopher O. Coker
Ronald W. Edmonds
Denise D. Fletcher
Bernadette Z. Kemp
Stephen P. Lampton
Vera S. Matthews
William D. McCormick, Sr.
Evan M. Singer
J. Richard Stark
Christy L. Wells
Reneé S. Young

## Assistant Vice Presidents

Edward P. Bertoniere
Teri L. Duncan
Pamela A. Gaspard
Joyce N. Glass
Ludrick P. Hidalgo
Mikki M. Kelley
Rufus C. Lemaire
Robert M. Mizell
Ronald C. Pittman
D. Lynn Westmoreland

## Officers

Pamela A. Carrico
Frances L. Carrington
Vanessa R. Drew
Jeannette N. Ernst
Danielle D. Fridge
Shirley P. Jones
Julie M. Lewis
Michael A. Mosbey
V. Diane Patterson
Scott B. Schilling
Randy S. Vicknair
J. Chase Wainwright
Amy N. Wales

* *Officers of First Guaranty Bancshares, Inc.*

# *Dollars, in millions*


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16

| Core Deposits | | 2010 | 2009 |
|---|---|---|---|
| 1 | **Vivian** | **$ 30** | $ 25 |
| 2 | **Oil City** | **$ 21** | $ 18 |
| 3 | **Benton** | **$ 44** | $ 34 |
| 4 | **Haynesville** | **$ 19** | $ 13 |
| 5 | **Homer** | **$ 49** | $ 44 |
| 6 | **Dubach** | **$ 33** | $ 24 |
| 7 | **Jennings** | **$ 36** | $ 30 |
| 8 | **Abbeville** | **$ 50** | $ 21 |
| 9 | **Denham Springs** | **$ 28** | $ 15 |
| 10 | **Walker** | **$ 22** | $ 14 |
| 11 | **Kentwood** | **$ 26** | $ 24 |
| 12 | **Amite** | **$ 70** | $ 80 |
| 13 | **Independence** | **$ 21** | $ 19 |
| 14 | **Main Office** | **$106** | $ 89 |
| 15 | **Guaranty West** | **$ 33** | $ 22 |
| 16 | **Ponchatoula** | **$ 70** | $ 65 |
| | | **$658** | $537 |

# *Changes*

**30%** or more increase

**20%** to less than 30% increase

**10%** to less than 20% increase

**0%** to less than 10% increase

Parishes that lost population

Caddo
Bossier
Webster
Claiborne
Union
Morehouse
W. Carroll
E. Carroll
Lincoln
Ouachita
Richland
Madison
Bienville
Jackson
De Soto
Red River
Winn
Caldwell
Franklin
Tensas
Catahoula
La Salle
Sabine
Natchitoches
Grant
Concordia
Vernon
Rapides
Avoyelles
W. Feliciana
E. Feliciana
St. Helena
Washington
Beauregard
Allen
Evangeline
St. Landry
Pointe Coupee
E. Baton Rouge
W. Baton Rouge
Livingston
Tangipahoa
St. Tammany
Jefferson Davis
Acadia
Lafayette
St. Martin
Iberville
Ascension
St. John The Baptist
Orleans
Calcasieu
St. James
Jefferson
Cameron
Vermilion
Iberia
Assumption
St. Charles
St. Bernard
St. Martin
St. Mary
Lafourche
Terrebonne
Plaquemines


Vernon
Rapides
Avoyelles
W. Feliciana
E. Feliciana
St. Helena
Washington
Beauregard
Allen
Evangeline
St. Landry
Pointe Coupee
E. Baton Rouge
W. Baton Rouge
Tangipahoa
Livingston
St. Tammany
Jefferson Davis
Acadia
Calcasieu
Lafayette
St. Martin
Iberville
Ascension
St. John The Baptist
Orleans
St. James
Jefferson
Cameron
Vermilion
Iberia
Assumption
St. Charles
St. Bernard
St. Martin
St. Mary
Lafourche
Terrebonne
Plaquemines

| PARISH | 2000 | 2010 | CHANGE |
|---|---|---|---|
| Ascension | 76,627 | 107,215 | 39.92% |
| Livingston | 91,814 | 128,026 | 39.44% |
| St. Tammany | 191,268 | 233,740 | 22.21% |
| Tangipahoa | 100,588 | 121,097 | 20.39% |
| Lafayette | 190,503 | 221,578 | 16.31% |
| West Baton Rouge | 21,601 | 23,788 | 10.12% |
| St. Charles | 48,072 | 52,780 | 9.79% |
| Vermillion | 53,807 | 57,999 | 7.79% |
| Washington | 43,926 | 47,168 | 7.38% |
| St. Martin | 48,583 | 52,160 | 7.36% |
| Lofourche | 89,974 | 96,318 | 7.05% |
| Terrebonne | 104,503 | 111,860 | 7.04% |
| St. John the Baptist | 43,044 | 45,924 | 6.69% |
| East Baton Rouge | 412,852 | 440,171 | 6.62% |
| St. Helena | 10,525 | 11,203 | 6.44% |

| PARISH | 2000 | 2010 | CHANGE |
|---|---|---|---|
| Acadia | 58,861 | 61,773 | 4.95% |
| St. James | 21,216 | 22,102 | 4.18% |
| West Feliciana | 15,111 | 15,625 | 3.40% |
| St. Mary | 53,500 | 54,650 | 2.15% |
| Iberville | 33,320 | 33,387 | 0.20% |
| Pointe Coupee | 22,763 | 22,802 | 0.17% |
| Assumption | 23,388 | 23,421 | 0.14% |
| Iberia | 73,266 | 73,240 | -0.04% |
| Evangeline | 35,434 | 33,984 | -4.09% |
| St. Landry | 87,700 | 83,384 | -4.92% |
| Jefferson | 455,466 | 432,552 | -5.03% |
| East Feliciana | 21,360 | 20,267 | -5.12% |
| Plaquemines | 26,757 | 23,042 | -13.88% |
| Orleans | 484,674 | 343,829 | -29.06% |
| St. Bernard | 67,229 | 35,897 | -46.60% |

Source: U.S. Census

## *in Louisiana*

1. Vivian
2. Oil City
3. Benton
4. Haynesville
5. Homer
6. Dubach
7. Jennings
8. Abbeville
9. Denham Springs
10. Walker
11. Kentwood
12. Amite
13. Independence
14. Main Office
15. Guaranty West
16. Berryland
17. Ponchatoula

## Banking Centers

### South Louisiana

**Abbeville Banking Center** (337) 893-1777 | (800) 306-3276
799 West Summers Drive | Abbeville, LA 70510

**Amite Banking Center** (985) 748-5111
100 East Oak Street | Amite, LA 70422

**Denham Springs Banking Center** (225) 791-7964
2231 South Range Ave. | Denham Springs, LA 70726

**HAMMOND BANKING CENTERS:**

**Guaranty Square** (985) 375-0300 | (888) 375-3093
400 East Thomas Street | Hammond, LA 70401

**Guaranty West** (985) 375-0371
2111 West Thomas Street | Hammond, LA 70401

**Independence Banking Center** (985) 878-6777
455 West Railroad Avenue | Independence, LA 70443

**Jennings Banking Center** (337) 824-1712
500 North Cary | Jennings, LA 70546

**Kentwood Banking Center** (985) 229-3361
301 Avenue F | Kentwood, LA 70444

**PONCHATOULA BANKING CENTERS:**

**Ponchatoula** (985) 386-2000
195 North 6th Street | Ponchatoula, LA 70454

**Berryland** (985) 386-5430
105 Berryland Shopping Ctr. | Ponchatoula, LA 70454

**Walker Banking Center** (225) 664-5549
29815 Walker Road South | Walker, LA 70785

### North Louisiana

**Benton Banking Center** (318) 965-2221
189 Burt Boulevard | Benton, LA 71006

**Dubach Banking Center** (318) 777-3461
117 East Hico Street | Dubach, LA 71235

**Haynesville Banking Center** (318) 624-1171
10065 Highway 79 | Haynesville, LA 71038

**Homer Banking Center** (318) 927-3000
401 North 2nd Street | Homer, LA 71040

**Oil City Banking Center** (318) 995-6682
126 South Highway 1 | Oil City, LA 71061

**Vivian Banking Center** (318) 375-3202
102 East Louisiana Avenue | Vivian, LA 71082

## Service24 ATM Locations

### South Louisiana

**Abbeville, LA** | 799 West Summers Drive

**Amite, LA** | 100 East Oak Street

**Denham Springs, LA** | 2231 South Range Avenue

**Hammond, LA**

1201 West University Avenue

2111 West Thomas Street

400 East Thomas Street

North Oaks Medical Center

North Oaks Rehabilitation Center

**Independence, LA**

455 West Railroad Avenue

Lallie Kemp Regional Medical Center

**Jennings, LA** | 500 North Cary

**Kentwood, LA** | 708 Avenue G

**Loranger, LA** | 19518 Highway 40

**Ponchatoula, LA**

105 Berryland Shopping Center
195 North 6th Street

**Robert, LA** | 22628 Highway 190

**Walker, Louisiana** | 29815 Walker Road South

### North Louisiana

**Benton, LA** | 189 Burt Boulevard

**Dubach, LA** | 117 East Hico Street

**Haynesville, LA** | 10065 Highway 79

**Homer, LA**

401 North 2nd Street

Homer Memorial Hospital

**Oil City, LA** | 126 South Highway 1

**Vivian, LA** | 102 East Louisiana Avenue



## Total Assets
(in millions)

| 1994 | $168 | 2002 | $435 |
|---|---|---|---|
| 1995 | $184 | 2003 | $485 |
| 1996 | $198 | 2004 | $607 |
| 1997 | $253 | 2005 | $714 |
| 1998 | $282 | 2006 | $715 |
| 1999 | $547 | 2007 | $808 |
| 2000 | $475 | 2008 | $871 |
| 2001 | $431 | 2009 | $931 |
| | | **2010** | **$1,133** |


1200
1000
800
600
400
200
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10

## Common Stockholders' Equity
(in millions)

| 1994 | $11 | 2002 | $41 |
|---|---|---|---|
| 1995 | $13 | 2003 | $46 |
| 1996 | $15 | 2004 | $52 |
| 1997 | $20 | 2005 | $54 |
| 1998 | $23 | 2006 | $59 |
| 1999 | $51 | 2007 | $66 |
| 2000 | $45 | 2008 | $65 |
| 2001 | $39 | 2009 | $74 |
| | | **2010** | **$77** |


80
70
60
50
40
30
20
10
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10

## Net Income
(in millions)

| | |
|---|---|
| 1994 | $1.7 |
| 1995 | $2.1 |
| 1996 | $3.3 |
| 1997 | $3.4 |
| 1998 | $3.7 |
| 1999 | $2.9 |
| 2000 | $4.4 |
| 2001 | $6.0 |
| 2002 | $3.5 |
| 2003 | $7.0 |
| 2004 | $8.6 |
| 2005 | $6.0 |
| 2006 | $8.4 |
| 2007 | $9.8 |
| 2008 | $5.5 |
| 2009 | $7.6 |
| **2010** | **$10** |


10
8
6
4
2
0
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10

## Total Deposits
(in millions)

| | |
|---|---|
| 1994 | $154 |
| 1995 | $168 |
| 1996 | $179 |
| 1997 | $223 |
| 1998 | $257 |
| 1999 | $461 |
| 2000 | $410 |
| 2001 | $358 |
| 2002 | $361 |
| 2003 | $376 |
| 2004 | $481 |
| 2005 | $633 |
| 2006 | $626 |
| 2007 | $723 |
| 2008 | $780 |
| 2009 | $800 |
| **2010** | **$1,007** |


1200
1000
800
600
400
200
0
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10

## Loans, net of unearned income

(in millions)

| Year | Amount | Year | Amount |
|---|---|---|---|
| 1994 | $114 | 2002 | $354 |
| 1995 | $118 | 2003 | $381 |
| 1996 | $126 | 2004 | $456 |
| 1997 | $155 | 2005 | $492 |
| 1998 | $177 | 2006 | $507 |
| 1999 | $263 | 2007 | $575 |
| 2000 | $309 | 2008 | $606 |
| 2001 | $340 | 2009 | $590 |
| | | **2010** | **$576** |


800
700
600
500
400
300
200
100
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10

## Investments

(in millions)

| Year | Amount | Year | Amount |
|---|---|---|---|
| 1994 | $ 32 | 2002 | $ 35 |
| 1995 | $ 35 | 2003 | $ 59 |
| 1996 | $ 50 | 2004 | $107 |
| 1997 | $ 67 | 2005 | $175 |
| 1998 | $ 73 | 2006 | $158 |
| 1999 | $212 | 2007 | $142 |
| 2000 | $117 | 2008 | $139 |
| 2001 | $ 57 | 2009 | $262 |
| | | **2010** | **$482** |


500
400
300
200
100
0
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10

## Banks Headquartered in Louisiana | *Ranked by Asset Size as of December 31, 2010*

| Rank | Bank | City |
|---|---|---|
| 1 | Whitney National Bank | New Orleans |
| 2 | Iberiabank | Lafayette |
| 3 | Hancock Bank of Louisiana | Baton Rouge |
| 4 | Community Trust Bank | Choudrant |
| 5 | First NBC Bank | New Orleans |
| **6** | **First Guaranty Bank** | **Hammond** |
| 7 | MidSouth Bank, National Association | Lafayette |
| 8 | Fidelity Homestead Savings Bank | New Orleans |
| 9 | Gulf Coast Bank and Trust Company | New Orleans |
| 10 | Red River Bank | Alexandria |
| 11 | First Bank and Trust | New Orleans |
| 12 | Teche Federal Bank | Franklin |
| 13 | Omni Bank | Metairie |
| 14 | First American Bank and Trust | Vacherie |
| 15 | First Federal Bank of Louisiana | Lake Charles |
| 16 | Cameron State Bank | Lake Charles |
| 17 | Sabine State Bank and Trust Company | Many |
| 18 | Home Bank | Lafayette |
| 19 | Business First Bank | Baton Rouge |
| 20 | Crescent Bank & Trust | New Orleans |
| 21 | The Evangeline Bank and Trust Company | Ville Platte |
| 22 | Jeff Davis Bank & Trust Company | Jennings |
| 23 | Progressive Bank | Winnsboro |
| 24 | Concordia Bank & Trust Company | Vidalia |
| 25 | Ouachita Independent Bank | Monroe |
| 26 | The Peoples State Bank | Many |
| 27 | Liberty Bank and Trust Company | New Orleans |
| 28 | American Gateway Bank | Baton Rouge |
| 29 | Citizens National Bank, N.A. | Bossier City |
| 30 | Central Progressive Bank | Lacombe |
| 31 | Community Bank | Raceland |
| 32 | South Louisiana Bank, Houma, LA | Houma |
| 33 | Resource Bank | Covington |
| 34 | Fifth District Savings Bank | New Orleans |
| 35 | Coastal Commerce Bank | Houma |
| 36 | Metairie Bank & Trust Company | Metairie |
| 37 | Synergy Bank | Houma |
| 38 | St. Martin Bank and Trust Company | St. Martinville |
| 39 | First National Banker's Bank | Baton Rouge |
| 40 | Community Bank of Louisiana | Mansfield |
| 41 | Bank of New Orleans | Metairie |
| 42 | Bank of Commerce & Trust Co. | Crowley |
| 43 | Cottonport Bank | Cottonport |
| 44 | M C Bank & Trust Company | Morgan City |
| 45 | Gulf Coast Bank | Abbeville |
| 46 | Cross Keys Bank | Saint Joseph |
| 47 | St. Landry Homestead Federal Savings Bank | Opelousas |
| 48 | Guaranty Savings Bank | Metairie |
| 49 | Southern Heritage Bank | Jonesville |
| 50 | Merchants & Farmers Bank & Trust Company | Leesville |
| 51 | Rayne State Bank & Trust Company | Rayne |
| 52 | First National Bank of Louisiana | Crowley |
| 53 | MBL Bank | Minden |
| 54 | City Bank & Trust Co. | Natchitoches |
| 55 | St. Landry Bank and Trust Company | Opelousas |
| 56 | The Union Bank | Marksville |
| 57 | Citizens Savings Bank | Bogalusa |
| 58 | Farmers-Merchants Bank & Trust Company | Breaux Bridge |
| 59 | Gibsland Bank & Trust Company | Gibsland |
| 60 | Community First Bank | New Iberia |
| 61 | Iberville Bank | Plaquemine |
| 62 | Citizen's Bank | Ville Platte |
| 63 | Delta Bank | Vidalia |
| 64 | Citizens Bank & Trust Company | Plaquemine |
| 65 | Patterson State Bank | Patterson |
| 66 | Richland State Bank | Rayville |
| 67 | Home Federal Bank | Shreveport |
| 68 | Investar Bank | Baton Rouge |
| 69 | State-Investors Bank | Metairie |
| 70 | Mississippi River Bank | Belle Chasse |
| 71 | United Community Bank | Gonzales |
| 72 | Bank of Coushatta | Coushatta |
| 73 | City Savings Bank & Trust Company | De Ridder |
| 74 | The First National Bank of Jeanerette | Jeanerette |
| 75 | First National Bank in DeRidder | De Ridder |
| 76 | First National Bank | Arcadia |
| 77 | Tri-Parish Bank | Eunice |
| 78 | Florida Parishes Bank | Hammond |
| 79 | Bank of Zachary | Zachary |
| 80 | South Lafourche Bank & Trust Company | Larose |
| 81 | Bank of Montgomery | Montgomery |
| 82 | Peoples Bank and Trust Company of Pointe Coupee Parish | New Roads |
| 83 | First National Bank USA | Boutte |
| 84 | Fidelity Bank | Baton Rouge |
| 85 | Citizens Bank & Trust Company | Springhill |
| 86 | Bank of Abbeville & Trust Company | Abbeville |
| 87 | American Bank & Trust Company | Opelousas |
| 88 | Citizens Bank & Trust Company of Vivian, LA | Vivian |
| 89 | Homeland Federal Savings Bank | Columbia |
| 90 | The Bank | Jennings |
| 91 | The Highlands Bank | Jackson |
| 92 | Plaquemine Bank & Trust Company | Plaquemine |
| 93 | Marion State Bank | Marion |
| 94 | Washington State Bank | Washington |
| 95 | Guaranty Bank | Mamou |
| 96 | Bank of Winnfield & Trust Company | Winnfield |
| 97 | Guaranty Bank and Trust Company | New Roads |
| 98 | Franklin State Bank & Trust Company | Winnsboro |
| 99 | Guaranty Bank & Trust Company of Delhi, LA | Delhi |
| 100 | Tensas State Bank | Newellton |
| 101 | Winnsboro State Bank & Trust Company | Winnsboro |
| 102 | State Bank & Trust Company | Golden Meadow |
| 103 | Feliciana Bank & Trust Company | Clinton |
| 104 | Jonesboro State Bank | Jonesboro |
| 105 | First Community Bank | Hammond |
| 106 | American Bank & Trust Company | Covington |
| 107 | First Louisiana National Bank | Breaux Bridge |
| 108 | Vermilion Bank & Trust Company | Kaplan |
| 109 | Citizens Bank & Trust Company | Covington |
| 110 | Bank of Sunset and Trust Company | Sunset |
| 111 | St. Tammany Homestead Savings and Loan Association | Covington |
| 112 | Caldwell Bank & Trust Company | Columbia |
| 113 | Catahoula - LaSalle Bank | Jonesville |
| 114 | Bank of Ruston | Ruston |
| 115 | Exchange Bank and Trust Company, Natchitoches, LA | Natchitoches |
| 116 | Eureka Homestead | Metairie |
| 117 | Landmark Bank | Clinton |
| 118 | Bank of St. Francisville | St. Francisville |
| 119 | Bank of Louisiana | New Orleans |
| 120 | Kaplan State Bank | Kaplan |
| 121 | Bank of Greensburg | Greensburg |
| 122 | Farmers State Bank & Trust Co. | Church Point |
| 123 | Union Savings and Loan Association | New Orleans |
| 124 | Bank of Erath | Erath |
| 125 | Bank of Gueydan | Gueydan |
| 126 | First Financial Bank and Trust Co. | Plaquemine |
| 127 | Teche Bank & Trust Co. | Saint Martinville |
| 128 | Colfax Banking Company | Colfax |
| 129 | Hibernia Homestead Bank | New Orleans |
| 130 | Jackson Parish Bank | Jonesboro |
| 131 | The Vernon Bank | Leesville |
| 132 | Citizens Progressive Bank | Columbia |
| 133 | Bank of Jena | Jena |
| 134 | Rayne Building and Loan Association | Rayne |
| 135 | Hodge Bank & Trust Company | Hodge |
| 136 | Bank of Ringgold | Ringgold |
| 137 | Simmesport State Bank | Simmesport |
| 138 | The Bank of Commerce | White Castle |
| 139 | First National Bank of Benton | Benton |
| 140 | Beauregard FSB | Deridder |
| 141 | Basile State Bank | Basile |
| 142 | Bank of Maringouin | Maringouin |
| 143 | Bank of Oak Ridge | Oak Ridge |
| 144 | South Louisiana Business Bank | Prairieville |
| 145 | Church Point Bank and Trust Company | Church Point |
| 146 | Abbeville Building & Loan (A State-Chartered Savings Bank) | Abbeville |
| 147 | Commercial Capital Bank | Delhi |
| 148 | The Mer Rouge State Bank | Mer Rouge |
| 149 | Mutual Savings and Loan Association | Metairie |
| 150 | Sicily Island State Bank | Sicily Island |
| 151 | Tri-State Bank and Trust | Haughton |
| 152 | Progressive National Bank of DeSoto Parish | Mansfield |
| 153 | West Carroll Community Bank | Oak Grove |
| 154 | Peoples Bank | Chatham |
| 155 | Lakeside Bank | Lake Charles |
| 156 | The Merchants & Farmers Bank | Melville |





# *Financial Table of Contents*

Management's Discussion and Analysis of
Financial Condition and Results of Operation ............................ 58

Report of Independent Registered Accounting Firm .................... 92

Consolidated Balance Sheets .................................................. 93

Consolidated Statements of Income.......................................... 94

Consolidated Statements of
Changes in Stockholders' Equity ............................................. 95

Consolidated Statements of Cash Flows .................................... 96

Notes to Consolidated Financial Statements............................... 97

# Management's Discussion & Analysis of Financial Condition & Results of Operation

## SELECTED FINANCIAL DATA

| | At or For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2010** | 2009 | 2008 | 2007 | 2006 |
| | | | (in thousands) | | |
| **Year End Balance Sheet Data:** | | | | | |
| Securities | **$481,961** | $261,829 | $139,162 | $142,068 | $158,352 |
| Federal funds sold | **9,129** | 13,279 | 838 | 35,869 | 6,793 |
| Loans, net of unearned income | **575,640** | 589,902 | 606,369 | 575,256 | 507,195 |
| Allowance for loan losses | **8,317** | 7,919 | 6,482 | 6,193 | 6,675 |
| Total assets[1] | **1,132,792** | 930,847 | 871,233 | 807,994 | 715,216 |
| Total deposits | **1,007,383** | 799,746 | 780,372 | 723,094 | 626,293 |
| Borrowings | **12,589** | 31,929 | 18,122 | 13,494 | 24,568 |
| Stockholders' equity[1] | **97,938** | 94,935 | 65,487 | 66,355 | 59,471 |
| Common stockholders' equity[1] | **76,963** | 74,165 | 65,487 | 66,355 | 59,471 |
| **Average Balance Sheet Data:** | | | | | |
| Securities | **$342,589** | $245,952 | $127,586 | $152,990 | $178,419 |
| Federal funds sold | **11,007** | 24,662 | 17,247 | 8,083 | 3,115 |
| Loans, net of unearned income | **593,429** | 599,609 | 600,854 | 543,946 | 505,623 |
| Total earning assets | **964,039** | 906,158 | 752,093 | 712,212 | 690,057 |
| Total assets | **1,015,681** | 948,556 | 797,024 | 751,237 | 726,593 |
| Total deposits | **883,440** | 842,274 | 707,114 | 658,456 | 622,869 |
| Borrowings | **27,324** | 22,907 | 16,287 | 23,450 | 42,435 |
| Stockholders' equity | **99,575** | 77,135 | 67,769 | 63,564 | 56,640 |
| Common stockholders' equity | **79,245** | 70,055 | 67,769 | 63,564 | 56,640 |
| **Performance Ratios:** | | | | | |
| Return on average assets | **0.99%** | 0.80% | 0.69% | 1.30% | 1.16% |
| Return on average common equity | **12.65%** | 10.84% | 8.13% | 15.37% | 14.88% |
| Return on average tangible assets[2] | **0.99%** | 0.80% | 0.69% | 1.30% | 1.16% |
| Return on average tangible common equity[3] | **12.95%** | 11.14% | 8.77% | 16.47% | 15.73% |
| Net interest margin | **3.96%** | 3.57% | 4.25% | 4.79% | 4.60% |
| Average loans to average deposits | **67.17%** | 71.19% | 84.97% | 82.61% | 81.18% |
| Efficiency ratio[1] | **56.20%** | 60.80% | 70.73% | 55.80% | 51.80% |
| Efficiency ratio (excluding amortization of intangibles and securities transactions)[1] | **59.25%** | 61.99% | 61.20% | 54.59% | 49.90% |
| Full-time equivalent employees (year end) | **246** | 230 | 225 | 222 | 196 |

(1) *For the years ended 2006, 2007 and 2008 amounts have been restated in 2009 to reflect prior period adjustments.*

(2) *Average tangible assets represent average assets less average core deposit intangibles.*

(3) *Average tangible equity represents average equity less average core deposit intangibles.*

| | At or For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2010** | 2009 | 2008 | 2007 | 2006 |
| **Capital Ratios:** | | | | | |
| Average stockholders' equity to average assets | **9.80%** | 8.13% | 8.50% | 8.46% | 7.80% |
| Average tangible equity to average tangible assets[1],[2] | **9.64%** | 7.95% | 8.25% | 8.31% | 7.71% |
| Common stockholders' equity to total assets[3] | **6.79%** | 7.97% | 7.52% | 8.21% | 8.32% |
| Tier 1 leverage capital[3] | **8.69%** | 9.58% | 7.88% | 7.38% | 8.11% |
| Tier 1 capital[3] | **11.98%** | 11.90% | 9.19% | 10.13% | 9.85% |
| Total risk-based capital[3] | **13.03%** | 12.97% | 10.11% | 11.09% | 10.96% |
| **Income Data:** | | | | | |
| *(dollars in thousands)* | | | | | |
| Interest income | **$51,390** | $47,191 | $47,661 | $55,480 | $50,937 |
| Interest expense[3] | **13,223** | 14,844 | 15,881 | 21,934 | 19,769 |
| Net interest income[3] | **38,167** | 32,347 | 31,780 | 33,546 | 31,168 |
| Provision for loan losses | **5,654** | 4,155 | 1,634 | 1,918 | 4,419 |
| Noninterest income (excluding securities transactions) | **6,741** | 5,909 | 5,689 | 5,176 | 4,601 |
| Securities gains (losses) | **2,824** | 2,056 | (1) | (478) | (234) |
| Loss on securities impairment | - | (829) | (4,611) | - | - |
| Noninterest expense[3] | **26,827** | 24,007 | 23,241 | 21,341 | 18,373 |
| Earnings before income taxes[3] | **15,251** | 11,321 | 7,982 | 14,985 | 12,744 |
| Net income[3] | **10,025** | 7,595 | 5,512 | 9,772 | 8,431 |
| Net income available to common shareholders[3] | **8,692** | 7,001 | 5,512 | 9,772 | 8,431 |
| **Per Common Share Data:** | | | | | |
| Net earnings[3] | **$1.56** | $1.26 | $0.99 | $1.76 | $1.52 |
| Cash dividends paid | **0.64** | 0.64 | 0.64 | 0.63 | 0.60 |
| Book value[3] | **13.84** | 13.34 | 11.78 | 11.94 | 10.70 |
| Dividend payout ratio[3] | **40.94%** | 50.82% | 64.53% | 35.85% | 39.56% |
| Weighted average number of shares outstanding | **5,559,644** | 5,559,644 | 5,559,644 | 5,559,644 | 5,559,644 |
| Number of shares outstanding (year end) | **5,559,644** | 5,559,644 | 5,559,644 | 5,559,644 | 5,559,644 |
| Market data: | | | | | |
| High | **$18.62** | $25.00 | $25.00 | $24.30 | $23.42 |
| Low | **$17.00** | $12.00 | $24.30 | $23.42 | $18.57 |
| Trading Volume | **181,353** | 165,386 | 368,454 | 924,692 | 535,264 |
| Stockholders of record | **1,361** | 1,356 | 1,343 | 1,293 | 1,181 |
| **Asset Quality Ratios:** | | | | | |
| Nonperforming assets to total assets | **2.73%** | 1.68% | 1.14% | 1.39% | 1.85% |
| Nonperforming assets to loans | **5.38%** | 2.65% | 1.63% | 1.95% | 2.61% |
| Loan loss reserve to nonperforming assets | **26.86%** | 50.68% | 65.46% | 55.26% | 50.43% |
| Net charge-offs to average loans | **0.89%** | 0.45% | 0.22% | 0.50% | 1.06% |
| Provision for loan loss to average loans | **0.95%** | 0.69% | 0.27% | 0.35% | 0.87% |
| Allowance for loan loss to total loans | **1.44%** | 1.34% | 1.07% | 1.08% | 1.32% |

(1) *Average tangible assets represents average assets less average core deposit intangibles.*

(2) *Average tangible equity represents average equity less average core deposit intangibles.*

(3) *For the years ended 2006, 2007 and 2008 amounts have been restated in 2009 to reflect prior period adjustments.*

## Introduction

First Guaranty Bancshares, Inc. became the holding company for First Guaranty Bank on July 27, 2007 in a corporate reorganization. Prior to becoming the holding company of First Guaranty Bank, First Guaranty Bancshares, Inc. had no assets, liabilities or operations.

This discussion and analysis reflects our financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. Reference should be made to the Consolidated Financial Statements, Selected Financial Data and the Notes to the Financial Statements presented in this report in order to obtain a better understanding of the commentary which follows.

## Special Note Regarding Forward-Looking Statements

Congress passed the Private Securities Litigation Act of 1995 in an effort to encourage corporations to provide information about a company's anticipated future financial performance. This act provides a safe harbor for such disclosure, which protects us from unwarranted litigation, if actual results are different from Management's expectations. This discussion and analysis contains forward-looking statements and reflects Management's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "may," "should," "expect," "anticipate," "intend," "plan," "continue," "believe," "seek," "estimate" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of factors and uncertainties, which could cause our actual results and experience to differ from the anticipated results and expectations, expressed in such forward-looking statements.

## Application of Critical Accounting Policies

The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America and to predominant accounting practices within the banking industry. Certain critical accounting policies require judgment and estimates which are used in the preparation of the financial statements.

***Other-Than-Temporary Impairment of Investment Securities.***

Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary. The term "other-than-temporary" is not intended to indicate a permanent decline in value. Rather, it means that the prospects for near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Management reviews criteria such as the magnitude and duration of the decline, the reasons for the decline and the performance and valuation of the underlying collateral, when applicable, to predict whether the loss in value is other-than-temporary. Once a decline in value is determined to be other-than-temporary, the carrying value of the security is reduced to its fair value and a corresponding charge to earnings is recognized.

***Allowance for Loan Losses.*** The Company's most critical accounting policy relates to its allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when Management believes that the collectability of the principal is unlikely. The allowance, which is based on the evaluation of the collectability of loans and prior loan loss experience, is an amount Management believes will be adequate to reflect the risks inherent in the existing loan portfolio and that exist at the reporting date. The evaluations take into consideration a number of subjective factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect a borrower's ability to pay, adequacy of loan collateral and other relevant factors.

Changes in such estimates may have a significant impact on the financial statements. For further discussion of the allowance for loan losses, see the "Allowance for Loan Losses" section of this analysis and Note 1 and Note 5 to the Consolidated Financial Statements.

***Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments.***

The Company's goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. The Company's goodwill is tested for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. A goodwill impairment test includes two steps. Step one, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Step two of the goodwill impairment test compares the implied estimated fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill for that reporting unit exceeds the implied fair value of that unit's goodwill, an impairment loss is recognized in an amount equal to that excess. Based on Management's goodwill impairment tests, there was no impairment of goodwill at December 31, 2010. For additional information on goodwill and intangible assets, see Note 7 to the Consolidated Financial Statements.

## 2010 Financial Overview

Financial highlights for 2010 and 2009 are as follows:

- Net income for 2010 and 2009 was $10.0 million and $7.6 million respectively. Net income to common shareholders after preferred stock dividends was $8.7 million and $7.0 million for 2010 and 2009, with earnings per common share of $1.56 and $1.26 respectively. The increase in net income was primarily the result of an increase in net interest income due to a larger investment portfolio and higher loan pricing. The Company also recognized gains from sales of securities of $2.8 million compared to $2.1 million for 2009.
- Net interest income for 2010 and 2009 was $38.2 million and $32.3 million, respectively. The net interest margin for the Company was 4.0% at December 31, 2010 and 3.6% at December 31, 2009.
- The provision for loan losses for 2010 was $5.7 million compared to $4.2 million for 2009.
- Total assets at December 31, 2010 were $1.133 billion, an increase of $201.9 million or 21.7% when compared to $930.8 million at December 31, 2009. The increase in assets primarily resulted from excess cash received from deposit growth which was primarily invested in the securities portfolio.
- Investment securities totaled $482.0 million at December 31, 2010, an increase of $220.1 million when compared to $261.8 million at December 31, 2009. At December 31, 2010, available for sale securities, at fair value, totaled $322.1 million, an increase of $72.6 million when compared to December 31, 2009. The Company had $159.8 million in the held to maturity category as of December 31, 2010. Securities in the held to maturity category totaled $12.3 million at December 31, 2009.
- The net loan portfolio at December 31, 2010 totaled $567.3 million, a decrease of $14.7 million from the December 31, 2009 level of $582.0 million. Net loans are reduced by the allowance for loan losses which totaled $8.3 million for December 31, 2010 and $7.9 million for December 31, 2009.
- Non-performing assets at December 31, 2010 were $31.0 million, an increase of $15.3 million compared to December 31, 2009.
- Total deposits increased $207.6 million or 26.0% in 2010 compared to the year ended December 31, 2009.
- Return on average assets for the 12 months ending December 31, 2010 and December 31, 2009 was 1.0% and 0.8% respectively. Return on average common shareholders' equity for 2010 and 2009 were 12.7% and 10.8% respectively. Return on average assets is calculated by dividing net income before preferred dividends by average assets. Return on common shareholders' equity is calculated by dividing net earnings applicable to common shareholders by average common shareholders' equity.
- The Company's Board of Directors declared cash dividends of $0.64 per common share in 2010 and 2009.

## Financial Condition

***Assets.*** Total assets at December 31, 2010 were $1.133 billion, an increase of $201.9 million, or 21.7%, from $930.8 million at December 31, 2009. Federal



Total Assest
(in millions)
$1,132.8
1000
800
600
400
200
$715.2
$808.0
$871.2
$930.8
2006
2007
2008
2009
2010


funds sold decreased $4.2 million from December 31, 2009 to December 31, 2010 and total loans for the same period decreased $14.3 million. Cash and due from banks increased $2.3 million from 2009 to 2010. Additionally, total investment securities increased $220.1 million to $482.0 million from December 31, 2009 to December 31, 2010. Total deposits increased by $207.6 million or 26.0% from 2009 to 2010. At December 31, 2010, the Company had no long-term borrowings compared to long-term borrowings of $20.0 million at December 31, 2009.

***Investment Securities.*** The securities portfolio consisted principally of U.S. Government agency securities, corporate debt securities and mutual funds or other equity securities. The securities portfolio provides us with a relatively stable source of income and provides a balance to interest rate and credit risks as compared to other categories of assets.

The securities portfolio totaled $482.0 million at December 31, 2010, representing an increase of $220.1 million from December 31, 2009. The primary changes in the portfolio consisted of $1.0 billion in purchases, sales totaling $44.3 million, and calls and maturities of $768.1 million.

At December 31, 2010, approximately 2.4% of the securities portfolio (excluding Federal Home Loan Bank stock) matures in less than one year while securities with maturity dates over 10 years totaled 26.9% of the portfolio. At December 31, 2010, the average maturity of the securities portfolio was 6.5 years, compared to the average maturity at December 31, 2009 of 6.3 years.

During the fourth quarter of 2009, three agency securities with a par value of $10.0 million were transferred from available for sale to held to maturity. These three securities had a fair market value totaling $9.8 million and an average maturity of approximately 14 years. The unrealized loss of $0.2 million was recorded as a component of other comprehensive loss and will be amortized over the life of the securities or until the security is called.

At December 31, 2010, securities totaling $322.1 million were classified as available for sale and $159.8 million were classified as held to maturity as compared to $249.5 million and $12.3 million, respectively at December 31, 2009.

Securities classified as available for sale are measured at fair market value. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, market yield curves, prepayment speeds, credit information and the instrument's contractual terms and conditions, among other things. Securities classified as held to maturity are measured at book value. See Note 3 to the Consolidated Financial Statements for additional information.

The book yields on securities available for sale ranged from 0.8% to 10.9% at December 31, 2010, exclusive of the effect of changes in fair value reflected as a component of stockholders' equity. The book yields on held to maturity securities ranged from 2.1% to 4.0%.

Securities classified as available for sale had gross unrealized losses totaling $5.5 million at December 31, 2010. These losses include $4.0 million in unrealized losses on U.S. Government agency securities, which have been in a loss position for less than 12 months. The Company believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until the fair value is at least equal to the carrying value. At December 31, 2009, securities classified as available for sale had gross unrealized losses


Total Loans
(in millions)
$507.2
$575.3
$606.4
$589.9
$575.6
500
400
300
200
100
2006
2007
2008
2009
2010

totaling $2.8 million. See Note 3 to the Consolidated Financial Statements for additional information.

Average securities as a percentage of average interest-earning assets were 35.5% and 27.1% at December 31, 2010 and 2009, respectively. This increase reflected, in part, Management's decision to deploy a certain amount of funds into investment securities, rather than loans, to manage its interest rate risk, in a low interest rate environment in 2010. At December 31, 2010 and 2009, $271.5 million and $154.5 million in securities were pledged, respectively.

In the second quarter of 2010, the Company sold the $12.1 million that remained in the held to maturity category. This represented approximately 4.0% of the total investment portfolio and 1.0% of assets. Several of the securities sold included mortgage-backed securities and agency bullet securities which were no longer part of Management's investment portfolio strategy. During the third quarter of 2010, the Company experienced significant deposit growth but decreased loan demand. Deposits grew approximately $123.0 million or 14.0% from June 30, 2010 to December 31, 2010. Net loans declined $38.0 million or 6.0% during the same period. Investment securities increased $142.0 million or 42% from June 30, 2010 to December 31, 2010. Market conditions continued to be historically volatile and interest rates declined to levels not seen in decades.

Given the changes in the Company's balance sheet observed during the third quarter and following the completion of a five year strategic plan, securities purchased pursuant to this plan were classified as held to maturity. The Company determined the unprecedented market conditions and volatility coupled with a revised five year strategic plan that a waiting period of one quarter was appropriate based on the materiality conditions and the type of securities in the held to maturity portfolio sold during the second quarter of 2010.

The held to maturity portfolio is comprised of government sponsored enterprise securities such as FHLB, FNMA, FHLMC and FFCB. The securities have maturities of 15 years or less and the securities are used to collateralize public funds. The Company has maintained public funds in excess of $175.0 million since December 2007. Management believes that public funds will continue to be a significant part of the Company's deposit base and will need to be collateralized by securities in the investment portfolio.

***Loans.*** The origination of loans is the primary use of our financial resources and represents the largest component of earning assets. At December 31, 2010, the loan portfolio (loans, net of unearned income) totaled $575.6 million, a decrease of approximately $14.3 million, or 2.4%, from the December 31, 2009 level of $589.9 million. The decrease in net loans primarily includes a reduction of $13.1 million in real estate construction and land development loans, a reduction of $5.8 million in commercial and industrial loans, a reduction of $7.9 million in non-farm non-residential loans secured by real estate, partially offset by an increase of $5.6 million in multifamily loans.

Loans represented 57.1% of deposits at December 31, 2010, compared to 73.8% of deposits at December 31, 2009. Loans secured by real estate decreased $17.7 million to $459.4 million at December 31, 2010. Commercial and industrial loans decreased $5.8 million to $76.6 million at December 31, 2010. Real estate and related loans comprised 79.8% of the portfolio in 2010 as compared to 80.9% in 2009. Commercial and industrial loans comprised 13.3% of the portfolio in 2010 as compared to 14.0% in 2009.

***Loan Portfolio Composition.*** The following table sets forth the composition of our loan portfolio, excluding loans held for sale, by type of loan at the dates indicated.

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | 2009 | | 2008 | |
| | Balance | As % of Category | Balance | As % of Category | Balance | As % of Category |
| | (in thousands) | | | | | |
| Real estate: | | | | | | |
| Construction and land development | **$ 65,570** | **11.4%** | $ 78,686 | 13.3% | $ 92,029 | 15.2% |
| Farmland | **13,337** | **2.3%** | 11,352 | 1.9% | 16,403 | 2.7% |
| 1-4 family residential | **73,158** | **12.7%** | 77,470 | 13.1% | 79,285 | 13.1% |
| Multifamily | **14,544** | **2.5%** | 8,927 | 1.5% | 15,707 | 2.6% |
| Non-farm non-residential | **292,809** | **50.8%** | 300,673 | 51.0% | 261,744 | 43.0% |
| Total real estate | **459,418** | **79.7%** | 477,108 | 80.8% | 465,168 | 76.6% |
| Agricultural | **17,361** | **3.0%** | 14,017 | 2.4% | 18,536 | 3.0% |
| Commercial and industrial | **76,590** | **13.3%** | 82,348 | 13.9% | 105,555 | 17.4% |
| Consumer and other | **22,970** | **4.0%** | 17,226 | 2.9% | 17,926 | 3.0% |
| Total loans, before unearned income | **576,339** | **100.0%** | 590,699 | 100.0% | 607,185 | 100.0% |
| Less: unearned income | **(699)** | | (797) | | (816) | |
| Total loans, net of unearned income | **$575,640** | | $589,902 | | $606,369 | |

| | December 31, | | | |
|---|---|---|---|---|
| | 2007 | | 2006 | |
| | Balance | As % of Category | Balance | As % of Category |
| | (in thousands) | | | |
| Real estate: | | | | |
| Construction and land development | $ 98,127 | 17.0% | $ 49,837 | 9.9% |
| Farmland | 23,065 | 4.0% | 25,582 | 5.0% |
| 1-4 family residential | 84,640 | 14.7% | 67,022 | 13.2% |
| Multifamily | 13,061 | 2.3% | 14,702 | 2.9% |
| Non-farm non-residential | 236,474 | 41.1% | 256,176 | 50.5% |
| Total real estate | 455,367 | 79.1% | 413,319 | 81.5% |
| Agricultural | 16,816 | 2.9% | 16,359 | 3.2% |
| Commercial and industrial | 81,073 | 14.1% | 59,072 | 11.6% |
| Consumer and other | 22,517 | 3.9% | 18,880 | 3.7% |
| Total loans, before unearned income | 575,773 | 100.0% | 507,630 | 100.0% |
| Less: unearned income | (517) | | (435) | |
| Total loans, net of unearned income | $575,256 | | $507,195 | |

Loan charge-offs taken during 2010 totaled $5.6 million, compared to charge-offs of $2.9 million in 2009. Of the loan charge-offs in 2010, approximately $1.8 million were loans secured by real estate, $3.4 million were commercial and industrial loans and $0.4 million were consumer and other loans. In 2010, recoveries of $0.4 million were recognized on loans previously charged off as compared to $0.2 million in 2009.

***Nonperforming Assets.*** Nonperforming assets were $31.0 million, or 2.7% of total assets at December 31, 2010, compared to $15.6 million, or 1.7% of total assets at December 31, 2009. The increase resulted from a $14.5 million increase in non-accrual loans, and an increase of $0.9 million in 90 days past due loans. The increase in nonaccrual loans was primarily in construction and land development, multifamily and non-farm non-residential loans. The increase in nonperforming assets was concentrated in less than ten customer relationships.

**Deposits.** Total deposits increased by $207.6 million or 26.0%, to $1.01 billion at December 31, 2010 from $799.7 million at December 31, 2009. In 2010, noninterest-bearing demand deposits decreased $0.9 million, interest-bearing demand deposits increased $3.9 million and savings deposits increased $6.4 million. Time deposits increased $198.3 million, or 45.1%. The increase in deposits was principally due to an increase of $88.7 million in public funds deposits and a deposit promotion program that increased deposits by over $100.0 million. The increase in public fund deposits was the primary result of three municipalities maintaining higher deposit balances.

Public fund deposits totaled $356.2 million or 35.4% of total deposits at December 31, 2010. Six public entities comprised $277.6 million or 77.9% of the total public funds as of December 31, 2010. At December 31, 2009, public fund deposits represented 33.6% of total deposits with a balance of $268.5 million.

***Borrowings.*** Short-term borrowings increased $0.7 million in 2010 to $12.6 million at December 31, 2010 from $11.9 million at December 31, 2009. Short-term borrowings are used to manage liquidity on a daily or otherwise short-term basis. The short-term borrowings at December 31, 2010 and 2009, respectively was solely comprised of repurchase agreements. Overnight repurchase agreement balances are monitored daily for sufficient collateralization.

There were no long-term borrowings at December 31, 2010, compared to $20.0 million at December 31, 2009.

***Stockholders' Equity.*** Total stockholders' equity increased $3.0 million, or 3.2%, to $97.9 million at December 31, 2010 from $94.9 million at December 31, 2009. The increase in stockholders' equity is attributable to the $10.0 million in consolidated earnings for 2010 which was partially offset by $3.6 million in dividends on common stock, $1.1 million in dividends on preferred stock and a $2.3 million decrease in the unrealized gain on available for sale securities. Included in stockholders' equity are two classes of preferred stock Series A at $19.9 million and Series B at $1.1 million. Series A and Series B were issued in August 2009 to the Treasury Department. See Note 11 to the Consolidated Financial Statements for additional information.

The four most significant categories of the company's loan portfolio are construction and land development real estate loans, 1-4 family residential loans, non-farm non-residential real estate loans and commercial and industrial loans.

The Company's credit policy dictates specific loan-to-value and debt service coverage requirements. The Company generally requires a maximum loan-to-value of 85.0% and a debt service coverage ratio of 1.25x to 1.0x for non-farm non-residential real estate loans. In addition, personal guarantees of borrowers are required as well as applicable hazard, title and flood insurance. Loans may have a maximum maturity of five years and a maximum amortization of 25 years. The Company may require additional real estate or non-real estate collateral when deemed appropriate to secure the loan.

The Company generally requires all 1-4 family residential loans to be underwritten based on the Fannie Mae guidelines provided through Desktop Underwriter. These guidelines include the evaluation of risk and eligibility, verification and approval of conditions, credit and liabilities, employment and income, assets, property and appraisal information. It is required that all borrowers have proper hazard, flood and title insurance prior to a loan closing. Appraisals and Desktop Underwriter approvals are good for six months. The Company has an in-house underwriter review the final package for compliance to these guidelines.

***Loan Maturities by Type.*** The following table summarizes the scheduled repayments of our loan portfolio including non-accruals at December 31, 2010. Loans having no stated repayment schedule or maturity and overdraft loans are reported as being due in one year or less. Maturities are based on the final contractual payment date and do not reflect the effect of prepayments and scheduled principal amortization.

| | One Year or Less | One Through Five Years | After Five Years | Total |
|---|---|---|---|---|
| | | (in thousands) | | |
| Real estate: | | | | |
| Construction and land development | $ 50,377 | $ 11,979 | $ 3,214 | $ 65,570 |
| Farmland | 6,647 | 3,863 | 2,827 | 13,337 |
| 1-4 family residential | 19,745 | 24,098 | 29,315 | 73,158 |
| Multifamily | 7,815 | 5,426 | 1,303 | 14,544 |
| Non-farm non-residential | 114,034 | 172,283 | 6,492 | 292,809 |
| Total real estate | 198,618 | 217,649 | 43,151 | 459,418 |
| Agricultural | 7,080 | 3,414 | 6,867 | 17,361 |
| Commercial and industrial | 46,185 | 23,869 | 6,536 | 76,590 |
| Consumer and other | 7,767 | 15,054 | 149 | 22,970 |
| Total loans before unearned income | $259,650 | $259,986 | $56,703 | $576,339 |
| Less: unearned income | | | | (699) |
| Total loans, net of unearned income | | | | $575,640 |

The following table sets forth the scheduled contractual maturities at December 31, 2010 of fixed- and floating-rate loans excluding non-accrual loans.

| | December 31, 2010 | | |
|---|---|---|---|
| | Fixed | Floating | Total |
| | | (in thousands) | |
| One year or less | $ 67,944 | $167,399 | $235,343 |
| One to five years | 127,401 | 132,345 | 259,746 |
| Five to 15 years | 2,456 | 30,953 | 33,409 |
| Over 15 years | 9,735 | 9,388 | 19,123 |
| Subtotal | 207,536 | 340,085 | 547,621 |
| Nonaccrual loans | | | 28,718 |
| Total loans, net of unearned income | | | $576,339 |
| Unearned Income | | | (699) |
| Total loans net of unearned income | | | $575,640 |

At December 31, 2010, fixed rate loans totaled $207.5 million or 37.9% of total loans excluding non-accrual loans and variable rate loans totaled $340.1 or 62.1% of total loans excluding non-accrual loans. Throughout 2010, Management added floors to floating rate loans, primarily tied to the prime rate. As of December 31, 2010, the portfolio consisted of $340.1 million in variable rate loans with $292.0 million or 85.8% at the floor rate.

***Non-Performing Assets.*** The table below sets forth the amounts and categories of our non-performing assets at the dates indicated.

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | **2010** | 2009 | 2008 | 2007 | 2006 |
| | | | (in thousands) | | |
| Non-accrual loans: | | | | | |
| Real estate loans: | | | | | |
| Construction and land development | **$ 3,383** | $2,841 | $ 1,644 | $ 1,841 | $2,676 |
| Farmland | **-** | 54 | 182 | 419 | 33 |
| 1-4 family residential | **1,480** | 2,814 | 1,445 | 1,819 | 3,202 |
| Multifamily | **1,357** | - | - | 2 | - |
| Non-farm non-residential | **21,944** | 7,439 | 5,263 | 4,950 | 3,882 |
| Non-real estate loans: | | | | | |
| Agricultural | **446** | - | - | - | - |
| Commercial and industrial | **76** | 830 | 275 | 978 | 267 |
| Consumer and other | **32** | 205 | 320 | 279 | 302 |
| Total non-accrual loans | **28,718** | 14,183 | 9,129 | 10,288 | 10,362 |
| Loans 90 days and greater delinquent and still accruing: | | | | | |
| Real estate loans: | | | | | |
| Construction and land development | **-** | - | - | - | - |
| Farmland | **-** | - | - | - | - |
| 1-4 family residential | **1,663** | 757 | 185 | 544 | 334 |
| Multifamily | **-** | - | - | - | - |
| Non-farm non-residential | **-** | - | - | - | - |
| Non-real estate loans: | | | | | |
| Agricultural | **-** | - | - | - | - |
| Commercial and industrial | **-** | - | 17 | - | - |
| Consumer and other | **10** | 28 | 3 | 3 | - |
| Total loans 90 days and greater delinquent and still accruing | **1,673** | 785 | 205 | 547 | 334 |
| Total non-performing loans | **30,391** | 14,968 | 9,334 | 10,835 | 10,696 |
| Real estate owned: | | | | | |
| Construction and land development | **231** | - | 89 | 84 | 2,217 |
| Farmland | **-** | - | - | - | - |
| 1-4 family residential | **232** | 292 | 223 | 170 | 78 |
| Multifamily | **-** | - | - | - | - |
| Non-farm non-residential | **114** | 366 | 256 | 119 | 245 |
| Non-real estate loans: | | | | | |
| Agricultural | **-** | - | - | - | - |
| Commercial and industrial | **-** | - | - | - | - |
| Consumer and other | **-** | - | - | - | - |
| Total real estate owned | **577** | 658 | 568 | 373 | 2,540 |
| Total non-performing assets | **$30,968** | $15,626 | $9,902 | $11,208 | $13,236 |
| Restructed loans | **9,535** | | | | 51 |
| Ratios: | | | | | |
| Non-performing assets to total loans | **5.38%** | 2.65% | 1.63% | 1.95% | 2.61% |
| Non-performing assets to total assets | **2.73%** | 1.68% | 1.14% | 1.39% | 1.85% |

The Company generally requires a maximum loan-to-value of 75.0% and a debt service coverage ratio of 1.25x to 1.0x for construction land development loans. In addition, detailed construction cost breakdowns, personal guarantees of borrowers and applicable hazard, title and flood insurance are required. Loans may have a maximum maturity of 12 months for the construction phase and a maximum maturity of 24 months for the sell-out phase. The Company may require additional real estate or non-real estate collateral when deemed appropriate to secure the loan.

The Company has specific guidelines for the underwriting of commercial and industrial loans that is specific for the collateral type and the business type. Commercial and industrial loans are secured by non-real estate collateral such as equipment, inventory or accounts receivable. Each of these collateral types has maximum loan to value ratios. Commercial and industrial loans have the same debt service coverage ratio requirements as other loans, which is 1.25x to 1.0x.

The Company will allow exceptions to each of the above policies with appropriate mitigating circumstances and approvals. The Company has a defined credit underwriting process for all loan requests. The Company actively monitors loan concentrations by industry type and will make adjustments to underwriting standards as deemed necessary. The Company has a loan review department that monitors the performance and credit quality of loans. The Company has a special assets department that manages loans that have become delinquent or have serious credit issues associated with them.

For new loan originations, appraisals and evaluations on all properties shall be valid for a period not to exceed two calendar years from the effective appraisal date for non-residential properties and one calendar year from the effective appraisal date for residential properties. However, an appraisal may be valid longer if there has been no material decline in the property condition or market condition that would negatively affect the Bank's collateral position. This must be supported with a "Validity Check Memorandum".

For renewals with or without new money, any commercial appraisal greater than two years or greater than one year for residential appraisals must be updated with a Validity Check Memorandum. Any renewal loan request, in which new money will be disbursed, whether commercial or residential, and the appraisal is older than five years a new appraisal must be obtained.

The Company does not require new appraisals between renewals unless the loan becomes impaired and is considered collateral dependent. At this time, an appraisal may be ordered in accordance with the Company's Allowance for Loan Losses policy.

The Company does not mitigate risk using products such as credit default agreements and/or credit derivatives. These, accordingly, have no impact on our financial statements.

The Company does not offer loan products with established loan-funded interest reserves.

For the years ended December 31, 2010 and 2009, gross interest income that would have been recorded had our non-accruing loans been current in accordance with their original terms was $1.7 million and $0.4 million, respectively. Interest income recognized on such loans for 2010 was $3.7 million.

Nonperforming assets totaled $31.0 million or 2.73% of total assets at December 31, 2010, an increase of $15.3 million from December 31, 2009. Management has not identified additional information on any loans not already included in impaired loans or the nonperforming asset total that indicates possible credit problems that could cause doubt as to the ability of borrowers to comply with the loan repayment terms in the future.

Nonaccrual loans increased $14.5 million from December 31, 2009 to December 31, 2010. There were increases in construction and land development nonaccrual loans, nonfarm nonresidential nonaccrual loans and multi-family non-accrual loans.

During 2010, there was a $0.5 million increase in construction and land development nonaccrual loans. This increase in nonaccrual construction and land development was due mainly to three loans. Two of these loans were made to the same borrower to purchase land for future development for a total outstanding balance of $0.6 million. The third loan was a vacant land purchase for future development in the amount of $1.3 million. There was also a total of

$1.4 million in nonaccrual loans were moved to OREO property and subsequently sold.

Non-farm non-residential nonaccrual loans increased $14.5 million from December 31, 2009 to December 31, 2010. This increase is reflective of five loans, two of which were for the construction of a climate controlled storage facility. These two loans totaled $8.0 million to the same borrower. A third loan, in the amount of $3.8 million, is to a hotel which has seen a drop in revenue due to the recession's impact on the hotel industry. The remaining loans consist of a church loan in the amount of $2.6 million and $1.1 million loan to a non-owner occupied real estate loan. The $1.1 million loan is secured by a warehouse and has been added to nonaccrual due to lack of occupancy of the building.

Multi-family non-accrual loans increased $1.4 million during 2010. This was due to one loan in the amount of $1.3 million secured by an apartment complex. This project has experienced slow sales of units, due to the recession, and has implemented a change in Management to help correct the problem. The borrower has since decided to lease the remaining units.

At December 31, 2010, there were decreases of $54,000 in farmland, $1.3 million in 1-4 family residential, $0.8 million in commercial and industrial and $0.2 million in consumer and other non-accrual loans. See preceding table for further information.

***Allowance for Loan Losses.*** The allowance for loan losses is maintained at a level considered sufficient to absorb potential losses embedded in the loan portfolio. The allowance is increased by the provision for anticipated loan losses as well as recoveries of previously charged off loans and is decreased by loan charge-offs. The provision is the necessary charge to current expense to provide for current loan losses and to maintain the allowance at an adequate level commensurate with Management's evaluation of the risks inherent in the loan portfolio. Various factors are taken into consideration when determining the amount of the provision and the adequacy of the allowance. These factors include but are not limited to:

- past due and nonperforming assets;
- specific internal analysis of loans requiring special attention;
- the current level of regulatory classified and criticized assets and the associated risk factors with each;
- changes in underwriting standards or lending procedures and policies;
- charge-off and recovery practices;
- national and local economic and business conditions;
- nature and volume of loans;
- overall portfolio quality;
- adequacy of loan collateral;
- quality of loan review system and degree of oversight by its Board of Directors;
- competition and legal and regulatory requirements on borrowers;
- examinations of the loan portfolio by federal and state regulatory agencies and examinations;
- and review by the company's internal loan review department and independent accountants.

The data collected from all sources in determining the adequacy of the allowance is evaluated on a regular basis by Management with regard to current national and local economic trends, prior loss history, underlying collateral values, credit concentrations and industry risks. An estimate of potential loss on specific loans is developed in conjunction with an overall risk evaluation of the total loan portfolio. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

***Allocation of Allowance for Loan Losses.***

In prior years, the Company used an internal method to calculate the allowance for loan losses which categorized loans by risk rather than by type. We do not have the ability to accurately and efficiently provide the allocation of the allowance for loan losses by loan type for a five-year historical period.

Beginning in 2008, the Company modified the allowance calculation to segregate loans by category and allocate the allowance for loan losses accordingly.

The allowance for loan losses calculation considers both qualitative and quantitative risk factors. The quantitative risk factors include, but are not limited to, past due and nonperforming assets, adequacy of collateral, changes in underwriting standings or lending procedures and policies, specific internal analysis of loans requiring special attention and the nature and volume of loans. Qualitative risk factors include, but are not limited to, local and regional business conditions and other economic factors.

The following table shows the allocation of the allowance for loan losses by loan type as of December 31, 2010, 2009 and 2008.

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | |
| | Allowance for Loan Losses | Percent of allowance to total allowance for Loan Losses | Percent of loans in each category to total loans | Allowance for Loan Losses | Percent of allowance to total allowance for Loan Losses | Percent of loans in each category to total loans |
| | (in thousands) | | | | | |
| Real estate loans: | | | | | | |
| Construction and land development | **$ 977** | **11.7%** | **11.4%** | $1,176 | 14.9% | 13.3% |
| Farmland | **46** | **0.5%** | **2.3%** | 56 | 0.7% | 1.9% |
| 1-4 family residential | **1,891** | **22.7%** | **12.7%** | 2,466 | 31.2% | 13.1% |
| Multifamily | **487** | **5.9%** | **2.5%** | 128 | 1.6% | 1.5% |
| Non-farm non-residential | **3,423** | **41.2%** | **50.8%** | 2,727 | 34.4% | 51.0% |
| Non-real estate loans: | | | | | | |
| Agricultural | **80** | **1.0%** | **3.0%** | 82 | 1.0% | 2.4% |
| Commercial and industrial | **510** | **6.1%** | **13.3%** | 1,031 | 13.0% | 13.9% |
| Consumer and other | **390** | **4.7%** | **4.0%** | 246 | 3.1% | 2.9% |
| Unallocated | **513** | **6.2%** | **N/A** | 7 | 0.1% | N/A |
| Total | **$8,317** | **100.0%** | **100.0%** | $7,919 | 100.0% | 100.0% |

| | December 31, | | |
|---|---|---|---|
| | 2008 | | |
| | Allowance for Loan Losses | Percent of allowance to total allowance for Loan Losses | Percent of loans in each category to total loans |
| | (in thousands) | | |
| Real estate loans: | | | |
| Construction and land development | $ 315 | 4.9% | 15.2% |
| Farmland | 39 | 0.6% | 2.7% |
| 1-4 family residential | 1,712 | 26.4% | 13.1% |
| Multifamily | 227 | 3.5% | 2.6% |
| Non-farm non-residential | 2,572 | 39.6% | 43.0% |
| Non-real estate loans: | | | |
| Agricultural | 92 | 1.4% | 3.0% |
| Commercial and industrial | 1,119 | 17.3% | 17.4% |
| Consumer and other | 355 | 5.5% | 3.0% |
| Unallocated | 51 | 0.8% | N/A |
| Total | $ 6,482 | 100.0% | 100.0% |

The following table sets forth activity in our allowance for loan losses for the periods indicated.

| | At or For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2010** | 2009 | 2008 | 2007 | 2006 |
| | | | *(in thousands)* | | |
| **Balance at beginning of period** | **$7,919** | $6,482 | $6,193 | $6,675 | $7,597 |
| **Charge-offs:** | | | | | |
| Real estate loans: | | | | | |
| Construction and land development | **(5)** | (448) | (166) | (386) | (5,008) |
| Farmland | **-** | - | (10) | (123) | - |
| 1-4 family residential | **(1,534)** | (564) | (260) | (639) | (59) |
| Multifamily | **-** | - | - | - | - |
| Non-farm non-residential | **(235)** | (586) | (256) | (1,901) | (208) |
| Commercial and industrial loans | **(3,395)** | (678) | (561) | (273) | (301) |
| Consumer and other | **(444)** | (603) | (360) | (563) | (312) |
| **Total charge-offs** | **(5,613)** | (2,879) | (1,613) | (3,885) | (5,888) |
| **Recoveries:** | | | | | |
| Real estate loans: | | | | | |
| Construction and land development | **1** | 1 | 2 | 779 | 39 |
| Farmland | **-** | 1 | - | 14 | - |
| 1-4 family residential | **11** | 15 | 10 | 14 | 25 |
| Multifamily | **-** | - | - | - | - |
| Non-farm non-residential | **30** | - | 57 | 4 | 40 |
| Commercial and industrial loans | **164** | 28 | 10 | 148 | 304 |
| Consumer and other | **151** | 116 | 189 | 201 | 139 |
| **Total recoveries** | **357** | 161 | 268 | 1,160 | 547 |
| **Net charge-offs** | **(5,256)** | (2,718) | (1,345) | (2,725) | (5,341) |
| Provision for loan losses | **5,654** | 4,155 | 1,634 | 1,918 | 4,419 |
| Additional provision from acquisition | **-** | - | - | 325 | - |
| **Balance at end of period** | **$8,317** | $7,919 | $6,482 | $6,193 | $6,675 |
| **Ratios:** | | | | | |
| Net loan charge-offs to average loans | **0.89%** | 0.45% | 0.22% | 0.50% | 1.06% |
| Net loan charge-offs to loans at end of period | **0.91%** | 0.46% | 0.22% | 0.47% | 1.05% |
| Allowance for loan losses to loans at end of period | **1.44%** | 1.34% | 1.07% | 1.08% | 1.32% |
| Net loan charge-offs to allowance for loan losses | **63.20%** | 34.32% | 20.75% | 44.00% | 80.01% |
| Net loan charge-offs to provision charged to expense | **92.96%** | 65.42% | 82.32% | 142.04% | 120.86% |

***Investment Securities Portfolio.*** The securities portfolio totaled $482.0 million at December 31, 2010 and consisted principally of U.S. Government agency securities, corporate debt securities, mutual funds or other equity securities and municipal bonds. The portfolio provides the Company with a relatively stable source of income and provides a balance to interest rate and credit risks as compared to other categories of the balance sheet.

U.S. Government Agency, also known as Government Sponsored Enterprises (GSEs), are privately owned but federally chartered companies. While they enjoy certain competitive advantages as a result of their government charters, their debt obligations are unsecured and are not direct obligations of the U.S. Government. However, debt securities issued by GSEs are considered to be of high credit quality and the senior debt of GSEs is AAA rated. GSEs raise funds through a variety of debt issuance programs, including:

- Federal Home Loan Mortgage Corporation (Freddie Mac)
- Federal National Mortgage Association (Fannie Mae)
- Federal Home Loan Bank (FHLB)
- Federal Farm Credit Bank System (FFCB)

With the variety of GSE-issued debt securities and programs available, investors may benefit from a unique combination of high credit quality, liquidity, pricing transparency and cash flows that can be customized to closely match their objectives.

Corporate bonds are fully taxable debt obligations issued by corporations. These bonds fund capital improvements, expansions, debt refinancing or acquisitions that require more capital than would ordinarily be available from a single lender. Corporate bond rates are set according to prevailing interest rates at the time of the issue, the credit rating of the issuer, the length of the maturity and the other terms of the bond, such as a call feature. Corporate bonds have historically been one of the highest yielding of all taxable debt securities. Interest can be paid monthly, quarterly or semi-annually. There are five main sectors of corporate bonds: industrials, banks/finance, public utilities, transportation and Yankee and Canadian bonds.

The secondary market for corporate bonds is fairly liquid. Therefore, an investor who wishes to sell a corporate bond will often be able to find a buyer for the security at market prices. However, the market price of a bond might be significantly higher or lower than its face value due to fluctuations in interest rates and other price determining factors.

Other factors include credit risk, market risk, even risk, call risk, make-whole call risk and inflation risk.

Mutual funds are a professionally managed type of collective investment scheme that pools money from many investors and invests it in stocks, bonds, short-term money market instruments and/or other securities. The mutual fund will have a fund manager that trades the pooled money on a regular basis. Mutual funds allow investors spread their investment around widely. That makes it much less risky than investing in one or two stocks.

An equity security is a share in the capital stock of a company (typically common stock, although preferred equity is also a form of capital stock). The holder of an equity security is a shareholder, owning a share, or fractional part of the issuer. Unlike debt securities, which typically require regular payments (interest) to the holder, equity securities are not entitled to any payment. In bankruptcy, they share only in the residual interest of the issuer after all obligations have been paid out to creditors. However, equity generally entitles the holder to a pro rata portion of control of the company, meaning that a holder of a majority of the equity is usually entitled to control the issuer. Equity also enjoys the right to profits and capital gain, whereas holders of debt securities receive only interest and repayment of principal regardless of how well the issuer performs financially. Furthermore, debt securities do not have voting rights outside of bankruptcy. In other words, equity holders are entitled to the "upside" of the business and to control the business.

Equity securities may include, but not be limited to: bank stock, bank holding company stock, listed stock, savings and loan association stock, savings and loan association holding company stock, subsidiary structured as limited liability company, subsidiary structured as limited partnership, limited liability company and unlisted stock.

Equity securities are generally traded on either one of the listed stock exchanges, including NASDAQ or an over-the-counter market. The market value of equity shares is influenced by prevailing economic conditions such as the company's performance (i.e. earnings) supply and demand and interest rates.

A municipal bond is a bond issued by a city or other local government, or their agencies. Potential issuers of municipal bonds include cities, counties, redevelopment agencies, special-purpose districts, school districts, public utility districts, publicly owned airports and seaports and any other governmental entity (or group of governments) below the state level. Municipal bonds may be general obligations of the issuer or secured by specified revenues. Interest income received by holders of municipal bonds is often exempt from the federal income tax and from the income tax of the state in which they are issued, although municipal bonds issued for certain purposes may not be tax exempt.

At December 31, 2010, $11.7 million or 2.4% of securities (excluding Federal Home Loan Bank of Dallas stock) were scheduled to mature in less than one year and securities with maturity dates 10 years and over totaled 26.9% of the total portfolio. The average maturity of the securities portfolio was 6.5 years.

At December 31, 2010, securities totaling $322.1 million were classified as available for sale and $159.8 million were classified as held to maturity, compared to $249.5 million classified as available for sale and $12.3 million classified as held to maturity at December 31, 2009.

In the second quarter of 2010, the Company sold the $12.1 million that remained in the held to maturity category. This represented approximately 4.0% of the total investment portfolio and 1.0% of assets. Several of the securities sold included mortgage backed securities and agency bullet securities which were no longer part of Management's investment portfolio strategy. During the third quarter of 2010, the Company experienced significant deposit growth but decreased loan demand. Deposits grew approximately $123.0 million or 14.0% from June 30, 2010 to December 31, 2010. Net loans declined $38.0 million or 6.0% during the same period. Investment securities increased $142.0 million or 42.0% from June 30, 2010 to December 31, 2010. Market conditions continued to be historically volatile and interest rates declined to levels not seen in decades.

Given the changes in the Company's balance sheet observed during the third quarter and following the completion of a five year strategic plan, certain agency securities purchased pursuant to this plan were classified as held to maturity. The Company determined the unprecedented market conditions and volatility coupled with a revised five year strategic plan that a waiting period of one quarter was appropriate based on the materiality conditions and the type of securities in the held to maturity portfolio sold during the second quarter of 2010.

The held to maturity portfolio is comprised of government sponsored enterprise securities such as FHLB, FNMA, FHLMC and FFCB. The securities have maturities of 15 years or less and the securities are used to collateralize public funds. The Company has maintained public funds in excess of $175.0 million since December 2007. Management believes that public funds will continue to be a significant part of the Company's deposit base and will need to be collateralized by securities in the investment portfolio.

Management believes that the Company has both the intent and ability to hold to maturity the $159.8 million in securities placed in this category. Management has modeled the investment portfolio for liquidity risks and believes that the Company has the ability under multiple interest rate scenarios to hold the portfolio to maturity.

Securities classified as available for sale are measured at fair market value and securities classified as held to maturity are measured at book value. The Company obtains fair value measurements from an independent pricing service to value securities classified as available for sale. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, market yield curves, prepayment speeds, credit information and the instrument's contractual terms and conditions, among other things. For more information on securities and fair market value see Notes 3 and 21 to the Consolidated Financial Statements.

Total net securities gains were $2.8 million of which net AFS gains totaled $2.4 million and net HTM gains totaled $0.4 million at December 31, 2010. Securities classified as available for sale had gross unrealized gains totaling $5.1 million at December 31, 2010, which includes $0.2 million in unrealized gains on agency securities, $4.8 million in unrealized gains on corporate bonds and $20,000 in unrealized gains on mutual funds or other equity securities. Securities classified as available for sale had gross unrealized losses totaling $5.5 million at December 31, 2010, which includes $4.0 million in unrealized losses on agency securities, $1.3 million in unrealized losses on corporate bonds and $0.1 million in unrealized losses on mutual funds or other equity securities. Securities classified as held to maturity had gross unrealized losses totaling $4.5 million at December 31, 2010. There were no held to maturity securities with unrealized gains as of December 31, 2010. At December 31, 2009, securities classified as available for sale had gross unrealized losses totaling $2.8 million.

All agency securities have been in a loss position for less than 12 months. The Company had 57 U.S. Government agency securities, 156 corporate debt securities and one municipal that had gross unrealized losses for less than 12 months. The Company had 13 corporate debt securities and two equity securities which have been in a continuous unrealized loss position for 12 months or longer. The Company believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until the fair value is at least equal to the carrying value. Management periodically assesses the quality of our investment holdings using procedures similar to those used in assessing the credit risks inherent in the loan portfolio.

At December 31, 2010, it is Management's opinion that it held no investment securities which bear a greater than the normal amount of credit risk as compared to similar investments and that no securities had an amortized cost greater than their recoverable value. See Notes 3 and 21 to the Consolidated Financial Statements for additional information.

Average securities as a percentage of average interest-earning assets were 35.5% for the year December 31, 2010 and 27.1% for the year ended December 31, 2009. All securities held at December 31, 2010 qualified as pledgeable securities, except $138.5 million of debt securities and $6.0 million of equity securities. Securities pledged at December 31, 2010 totaled $271.5 million.

The following tables set forth the composition of our investment securities portfolio (excluding Federal Home Loan Bank of Dallas stock) at the dates indicated.

| | December 31, 2010 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| | | (in thousands) | | |
| **Available for sale:** | | | | |
| U.S. Government agencies | $172,958 | $ 242 | $(3,982) | $169,218 |
| Mortgage-backed obligations | - | - | - | - |
| Asset-backed securities | - | - | - | - |
| Corporate debt securities | 138,925 | 4,804 | (1,331) | 142,398 |
| Mutual funds or other equity securities | 1,250 | 20 | (132) | 1,138 |
| Municipal bonds | 9,388 | - | (14) | 9,374 |
| Total available for sale securities | $322,521 | $5,066 | $(5,459) | $322,128 |
| **Held to maturity:** | | | | |
| U.S. Government agencies | $159,833 | $ - | $(4,507) | $155,326 |
| Mortgage-backed obligations | - | - | - | - |
| Total held to maturity securities | $159,833 | $ - | $(4,507) | $155,326 |

| | December 31, 2009 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| | | (in thousands) | | |
| **Available for sale:** | | | | |
| U.S. Government agencies | $ 140,843 | $ 382 | $(1,562) | $139,663 |
| Mortgage-backed obligations | 1,472 | 104 | - | 1,576 |
| Asset-backed securities | - | 8 | - | 8 |
| Corporate debt securities | 92,414 | 5,648 | (1,086) | 96,976 |
| Mutual funds or other equity securities | 1,380 | 62 | (185) | 1,257 |
| Municipal bonds | 10,000 | - | - | 10,000 |
| Total available for sale securities | $ 246,109 | $ 6,204 | $(2,833) | $249,480 |
| **Held to maturity:** | | | | |
| U.S. Government agencies | $ 10,721 | $ 52 | $ - | $ 10,773 |
| Mortgage-backed obligations | 1,628 | 61 | - | 1,689 |
| Total held to maturity securities | $ 12,349 | $ 113 | $ - | $ 12,462 |

| | December 31, 2008 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| | | (in thousands) | | |
| **Available for sale:** | | | | |
| U.S. Government agencies | $ 58,389 | $132 | $ - | $ 58,521 |
| Mortgage-backed obligations | 1,701 | 82 | (5) | 1,778 |
| Asset-backed securities | 532 | - | (439) | 93 |
| Corporate debt securities | 57,773 | 644 | (5,077) | 53,340 |
| Mutual funds or other equity securities | 795 | 26 | (147) | 674 |
| Municipal bonds | - | - | - | - |
| Total available for sale securities | $119,190 | $884 | $(5,668) | $114,406 |
| **Held to maturity:** | | | | |
| U.S. Government agencies | $ 22,680 | $160 | $ - | $ 22,840 |
| Mortgage-backed obligations | 2,076 | 21 | (1) | 2,096 |
| Total held to maturity securities | $ 24,756 | $181 | $ (1) | $ 24,936 |

During 2010, the Company did not recognize any other-than-temporary impairment on securities.

During 2009, the evaluation of securities with continuous unrealized losses indicated that there was a credit loss evident on one corporate bond and it was determined that this investment was other-than-temporarily impaired. In addition, three asset-backed securities were deemed to be other-than-temporarily impaired. The Company recorded other than-temporary impairment charges on these securities totaling $829,000 before tax, $547,000 after tax, for the year ended December 31, 2009. An other-than-temporary impairment charge was taken on 12 securities totaling $4.6 million in 2008.

The Company did not recognize any other impairment charges in 2009 or 2008 other than those stated above.

***Investment Portfolio Maturities and Yields.*** The composition and maturities of the investment securities portfolio at December 31, 2010 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur.

| | One Year or Less | | More than One Year through Five Years | | More than Five Years through Ten Years | |
|---|---|---|---|---|---|---|
| | **Amortized Cost** | **Weighted Average Yield** | **Amortized Cost** | **Weighted Average Yield** | **Amortized Cost** | **Weighted Average Yield** |
| | | | *(in thousands)* | | | |
| Held to maturity: | | | | | | |
| U.S. Government agencies | $ - | - | $13,999 | 2.19% | $ 78,975 | 3.29% |
| Corporate debt securities | 10,562 | 6.72% | 48,385 | 6.17% | 75,578 | 4.71% |
| Mutual funds or other equity securities | - | - | - | - | - | - |
| Municipal bonds | 872 | 0.78% | 3,496 | 0.79% | 3,628 | 0.86% |
| Total available for sale securities | $ 11,434 | 6.21% | $65,880 | 5.00% | $158,181 | 3.89% |
| Held to maturity | | | | | | |
| U.S. Government Agencies | $ - | - | $ 7,968 | 2.37% | $106,876 | 2.75% |
| Total held to maturity securities | $ - | - | $ 7,968 | 2.37% | $106,876 | 2.75% |

| | More than Ten Years | | Total Securities | | |
|---|---|---|---|---|---|
| | **Amortized Cost** | **Weighted Average Yield** | **Amortized Cost** | **Fair Value** | **Weighted Average Yield** |
| | | | *(in thousands)* | | |
| Available for sale: | | | | | |
| U.S. Government agencies | $79,984 | 3.79% | $172,958 | $169,218 | 3.43% |
| Corporate debt securities | 4,400 | 7.78% | 138,925 | 142,398 | 5.47% |
| Mutual funds or other equity securities | 1250 | 2.82% | 1,250 | 1,138 | 2.82% |
| Mutual bonds | 1392 | 5.77% | 9,388 | 9,374 | 1.55% |
| Total available for sale securities | $87,026 | 4.01% | $322,521 | $322,128 | 4.23% |
| Held to maturity: | | | | | |
| U.S. Government agencies | $44,989 | 3.54% | $159,833 | $155,326 | 2.95% |
| Total held to maturity securities | $44,989 | 3.54% | $159,833 | $155,326 | 2.95% |

***Deposits.*** The following table sets forth the distribution of our total deposit accounts, by account type, for the periods indicated.

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | |
| | Balance | As % of Total | Weighted Average Rate | Balance | As % of Total | Weighted Average Rate |
| | | | (in thousands) | | | |
| Noninterest-bearing demand | **$ 130,897** | **13.0%** | **0.0%** | $131,818 | 16.5% | 0.0% |
| Interest-bearing demand | **192,139** | **19.1%** | **0.5%** | 188,252 | 23.5% | 0.6% |
| Savings | **46,663** | **4.6%** | **0.1%** | 40,272 | 5.0% | 0.2% |
| Time | **637,684** | **63.3%** | **2.3%** | 439,404 | 55.0% | 2.8% |
| Total deposits | **$1,007,383** | **100.0%** | | $799,746 | 100.0% | |

| | December 31, | | |
|---|---|---|---|
| | 2008 | | |
| | Balance | As % of Total | Weighted Average Rate |
| | | (in thousands) | |
| Noninterest-bearing demand | $118,255 | 15.2% | 0.0% |
| Interest-bearing demand | 180,230 | 23.1% | 1.4% |
| Savings | 41,357 | 5.3% | 0.4% |
| Time | 440,530 | 56.4% | 3.6% |
| Total deposits | $780,372 | 100.0% | |

As of December 31, 2010, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $420.1 million. The following table sets forth the maturity of those certificates as of December 31, 2010, 2009 and 2008.

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | 2009 | | 2008 | |
| | Balance | Weighted Average Rate | Balance | Weighted Average Rate | Balance | Weighted Average Rate |
| | | | (in thousands) | | | |
| Due in one year or less | **$209,979** | **1.32%** | $234,685 | 1.71% | $163,375 | 2.10% |
| Due after one year through three years | **189,833** | **2.56%** | 19,930 | 3.89% | 57,431 | 4.04% |
| Due after three years | **20,331** | **3.51%** | 16,577 | 4.91% | 26,944 | 4.19% |
| Total | **$420,143** | **1.99%** | $271,192 | 2.06% | $247,750 | 2.78% |


Total Deposits
(in millions)
$1,007.4
1000
800
600
400
200
$626.3
$723.1
$780.4
$799.7
2006
2007
2008
2009
2010

***Borrowings.*** The following table sets forth information concerning balances and interest rates on all of our short-term borrowings at the dates and for the periods indicated.

| | December 31, | | |
|---|---|---|---|
| | **2010** | 2009 | 2008 |
| | | *(in thousands)* | |
| Outstanding at year end | **$ 12,589** | $ 11,929 | $ 9,767 |
| Maximum month-end outstanding | **30,465** | 26,372 | 41,321 |
| Average daily outstanding | **13,086** | 18,233 | 11,379 |
| Weighted average rate during the year | **0.21%** | 0.81% | 2.16% |
| Average rate at year end | **0.21%** | 0.23% | 0.19% |

At December 31, 2010, all long-term debt from FHLB advances had been repaid.

***Stockholders' Equity and Return on Equity and Assets.*** Stockholders' equity provides equity provides a source of permanent funding, allows for future growth and the ability to absorb unforeseen adverse developments. At December 31, 2010, stockholders' equity totaled $97.9 million compared to $94.9 million at December 31, 2009.

Information regarding performance and equity ratios is as follows:

| | December 31, | | |
|---|---|---|---|
| | **2010** | 2009 | 2008 |
| Return on average assets | **0.99%** | 0.80% | 0.69% |
| Return on average common equity | **12.65%** | 10.84% | 8.13% |
| Dividend payout ratio | **40.94%** | 50.82% | 64.53% |

On August 28, 2009, the Company entered into a Letter Agreement, which includes a Securities Purchase Agreement and a Side Letter Agreement (together, the "Purchase Agreement"), with the United States Department of the Treasury ("Treasury Department") pursuant to which the Company has issued and sold to the Treasury Department 2,069.9 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $1,000 per share for a total purchase price of $20.7 million. In addition to the issuance of the Series A Stock, as a part of the transaction, the Company issued to the Treasury Department a warrant to purchase 114.44444 shares of the Company's Fixed Rate Cumulative Preferred Stock, Series B, and immediately following the issuance of the Series A stock, the Treasury Department exercised its rights and acquired 103 of the Series B shares through a cashless exercise. See Note 11 to the Consolidated Financial Statements for additional information.

## Results of Operations for the Years Ended December 31, 2010 and 2009

***Net Income.*** Net income for the year ended December 31, 2010 was $10.0 million, an increase of $2.4 million or 32.0%, from $7.6 million for the year ended December 31, 2009. Net income available to common shareholders for the year ended December 31, 2010 was $8.7 million, an increase of $1.7 million from the $7.0 million for the year ended December 31, 2009. The increase in income can be largely attributed to an increase of $4.0 million in securities interest income as well as a year over year reduction of $1.6 million in interest expense. Net interest income increased by $5.8 million and the provision for loan losses increased $1.5 million. In addition, net gains on sales of securities increased $0.8 million from $2.1 million in 2009 to $2.8 million in 2010 as well as no loss from impaired securities in 2010 compared to a $0.8 million loss in 2009.

Noninterest expense increased $2.8 million primarily from increased salaries expense as well as an increase in other expenses which include: professional fees, data processing, advertising, insurance, travel, depreciation, sales and franchise tax as well as tax on capital. Income tax expense increased by $1.5 million due to the increase in net income. Earnings per common share for the year ended December 31, 2010 was $1.56 per common share, an increase of 23.8% or $0.30 per common share from $1.26 per common share for the year ended December 31, 2009.

***Net Interest Income.*** Net interest income is the largest component of our earnings. It is calculated by subtracting the cost of interest-bearing liabilities from the income earned on interest-earning assets and represents the earnings from our primary business of gathering deposits and making loans and investments. The Company's long-term objective is to manage this income to provide the largest possible amount of income while balancing interest rate, credit and liquidity risks.

A financial institution's asset and liability structure is substantially different from that of an industrial company, in that virtually all assets and liabilities are monetary in nature. Accordingly, changes in interest rates, which are generally impacted by inflation rates, may have a significant impact on a financial institution's performance. The impact of interest rate changes depends on the sensitivity to change of our interest-earning assets and interest-bearing liabilities. The effects of the changing


Net Interest Income
(in millions)
$38.2
$33.5
$31.2
$31.8
$32.3
30
25
20
15
10
5
2006
2007
2008
2009
2010

interest rate environment in recent years and our interest sensitivity position are discussed below.

Net interest income in 2010 was $38.2 million, an increase of $5.8 million or 18.0%, when compared to $32.3 million in 2009. Loans are our largest interest-earning asset, and 62.3% of our total loans are floating rate loans which are primarily tied to the prime lending rate. After the prime rate dropped 400 basis points in 2008, Management began adding floors to floating rate loans. Loans which have floors greater than the rate due under the variable rate provision are considered fixed rate loans until such time that the floors equals the rate due under the variable rate provision. The loan floors were the first step to managing the net interest income and have continued into 2010 as well as continuing to build the investment portfolio. The cost of our interest-bearing liabilities was positively impacted by the reduction all cost of funds paid on interest-bearing liabilities. As of December 31, 2010, time deposits represented 63.3% of total deposits, which is an increase from 54.9% of total deposits at December 31, 2009.

Comparing 2010 to 2009, the average yield on interest-earning assets increased by 0.12% and the average rate paid on interest-bearing liabilities decreased by 0.30%. The net yield on interest-earning assets was 4.0% for the year ended December 31, 2010, compared to 3.6% for 2009.

The net interest income yield shown below in the average balance sheet is calculated by dividing net interest income by average interest-earning assets and is a measure of the efficiency of the earnings from balance sheet activities. It is affected by changes in the difference between interest on interest-earning assets and interest-bearing liabilities and the percentage of interest-earning assets funded by interest-bearing liabilities.

The following tables set forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

| | Years Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | | 2008 | | |
| | Average Balance | Interest | Yield/ Rate | Average Balance | Interest | Yield/ Rate | Average Balance | Interest | Yield/ Rate |
| | | | | (in thousands) | | | | | |
| **Assets** | | | | | | | | | |
| Interest-earning assets: | | | | | | | | | |
| Interest-earning deposits with banks [1] | $ 16,923 | $ 41 | 0.2% | $ 35,800 | $ 388 | 1.1% | $ 5,725 | $ 224 | 3.9% |
| Securities (including FHLB stock) | 342,589 | 15,043 | 4.4% | 245,952 | 11,085 | 4.5% | 127,586 | 6,594 | 5.2% |
| Federal funds sold | 11,007 | 13 | 0.1% | 24,662 | 34 | 0.1% | 17,247 | 392 | 2.3% |
| Loans held for sale | 91 | 5 | 5.5% | 135 | 7 | 5.1% | 681 | 45 | 6.6% |
| Loans, net of unearned income | 593,429 | 36,288 | 6.1% | 599,609 | 35,677 | 6.0% | 600,854 | 40,406 | 6.7% |
| Total interest-earning assets | 964,039 | 51,390 | 5.3% | 906,158 | 47,191 | 5.2% | 752,093 | 47,661 | 6.3% |
| Noninterest-earning assets: | | | | | | | | | |
| Cash and due from banks | 17,961 | | | 17,775 | | | 22,468 | | |
| Premises and equipment, net | 16,662 | | | 16,175 | | | 15,960 | | |
| Other assets | 17,019 | | | 8,448 | | | 6,503 | | |
| **Total** | $1,015,681 | $51,390 | | $948,556 | $47,191 | | $797,024 | $47,661 | |
| **Liabilities and Stockholders' Equity** | | | | | | | | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Demand deposits | $ 185,195 | $ 846 | 0.5% | $203,467 | $ 1,179 | 0.6% | $197,822 | $ 2,798 | 1.4% |
| Savings deposits | 43,544 | 42 | 0.1% | 41,747 | 98 | 0.2% | 43,631 | 193 | 0.4% |
| Time deposits | 529,181 | 12,218 | 2.3% | 479,255 | 13,310 | 2.8% | 346,282 | 12,432 | 3.6% |
| Borrowings | 27,324 | 117 | 0.4% | 22,907 | 257 | 1.1% | 16,287 | 458 | 2.8% |
| Total interest-bearing liabilities | 785,244 | 13,223 | 1.7% | 747,376 | 14,844 | 2.0% | 604,022 | 15,881 | 2.6% |
| Noninterest-bearing liabilities: | | | | | | | | | |
| Demand deposits | 125,520 | | | 117,805 | | | 119,379 | | |
| Other | 5,343 | | | 6,240 | | | 5,854 | | |
| Total liabilities | 916,107 | 13,223 | | 871,421 | 14,844 | | 729,255 | 15,881 | |
| Stockholders' equity | 99,574 | | | 77,135 | | | 67,769 | | |
| **Total** | $1,015,681 | 13,223 | | $948,556 | 14,844 | | $797,024 | 15,881 | |
| Net interest income | | $38,167 | | | $32,347 | | | $31,780 | |
| Net interest rate spread [2] | | | 3.6% | | | 3.2% | | | 3.7% |
| Net interest-earning assets [3] | $ 178,795 | | | $158,782 | | | $148,071 | | |
| Net interest margin [4] | | | 4.0% | | | 3.6% | | | 4.2% |
| Average interest-earning assets to interest-bearing liabilities | | | 122.8% | | | 121.2% | | | 124.5% |

(1) *Interest-earning deposits with banks include reserves kept with the Federal Reserve Bank that are classified on the balance sheet as "cash and due from banks". The reserves are not classified as interest-earning demand deposits on the balance sheet because interest is only paid on amounts in excess of minimum reserve requirements.*

(2) *Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.*

(3) *Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.*

(4) *Net interest margin represents net interest income divided by average total interest-earning assets.*

***Rate/Volume Analysis.*** The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods indicated. The table distinguishes between (i) changes attributable to rate (change in rate multiplied by the prior period's volume), (ii) changes attributable to volume (changes in volume multiplied by the prior period's rate), (iii) mixed changes (changes that are not attributable to either rate of volume) and (iv) total increase (decrease) (the sum of the previous columns).

| | Years Ended December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2010 Compared to 2009 Increase (Decrease) Due To | | | | 2009 Compared to 2008 Increase (Decrease) Due To | | | |
| | Volume | Rate | Rate/ Volume | Increase/ (Decrease) | Volume | Rate | Rate/ Volume | Increase/ (Decrease) |
| | (in thousands) | | | | | | | |
| **Interest earned on:** | | | | | | | | |
| Interest-bearing deposits with banks | $ (204) | $ (301) | $ 158 | $ (347) | $ 1,177 | $ (162) | $ (851) | $ 164 |
| Securities (including FHLB stock) | 4,355 | (285) | (112) | 3,958 | 6,118 | (844) | (783) | 4,491 |
| Federal funds sold | (19) | (5) | 3 | (21) | 169 | (368) | (159) | (358) |
| Loans held for sale | (2) | - | - | (2) | (36) | (10) | 8 | (38) |
| Loans, net of unearned income | (368) | 989 | (10) | 611 | (84) | (4,655) | 10 | (4,729) |
| Total interest income | 3,762 | 398 | 39 | 4,199 | 7,344 | (6,039) | (1,775) | (470) |
| **Interest paid on:** | | | | | | | | |
| Demand deposits | (106) | (249) | 22 | (333) | 80 | (1,652) | (47) | (1,619) |
| Savings deposits | 4 | (58) | (2) | (56) | (8) | (91) | 4 | (95) |
| Time deposits | 1,387 | (2,245) | (234) | (1,092) | 4,774 | (2,816) | (1,080) | 878 |
| Borrowings | 50 | (159) | (31) | (140) | 186 | (275) | (112) | (201) |
| Total interest expense | 1,335 | (2,711) | (245) | (1,621) | 5,032 | (4,834) | (1,235) | (1,037) |
| **Change in net interest income** | $2,427 | $ 3,109 | $ 284 | $ 5,820 | $ 2,312 | $ (1,205) | $ (540) | $ 567 |

***Provision for Loan Losses.*** The provision for loan losses was $5.7 million and $4.2 million in 2010 and 2009, respectively. The increased 2010 provisions were attributable to $5.3 million in net loan charge-offs during 2010 compared to $2.7 million in 2009. Of the loan charge-offs in 2010, approximately $1.7 million were loans secured by real estate of which $0.2 million were commercial real estate and approximately $1.5 million were residential properties. The majority of the loan charge-offs in 2010 consisted of commercial and industrial loans which totaled $3.4 million. Recoveries for 2010 of $0.4 million were recognized on loans previously charged off as compared to $0.2 million in 2009.

Of the loan charge-offs during 2009, approximately $1.6 million were loans secured by real estate of which $0.6 million were commercial real estate and approximately $0.6 million were residential properties. The allowance for loan losses at December 31, 2010 was $8.3 million, compared to $7.9 million at December 31, 2009, and was 1.44% and 1.34% of total loans, respectively. Management believes that the current level of the allowance is adequate to cover losses in the loan portfolio given the current economic conditions, expected net charge-offs and nonperforming asset levels.

***Noninterest Income.*** Noninterest income totaled $9.6 million in 2010, an increase of $2.4 million when compared to $7.1 million in 2009. Service charges, commissions and fees totaled $4.1 million for 2010 and were relatively unchanged when compared to 2009. Net securities gains were $2.8 million in 2010 compared to $2.1 million in 2009. There were no other-than-temporary impairment charges in 2010 compared to a charge of $0.8 million in 2009. Net gains on sale of loans were $0.3 million in 2010 and $0.4 million in 2009. Other noninterest income increased $1.0 million to $2.3 million in 2010 from $1.3 million in 2009. The increase in other noninterest income can be attributed to a $1.0 million gain on the sale of a facility that previously housed the Benton, Louisiana Banking Center prior to opening our new Benton facility in January 2010. This gain is partially offset by a donation of $0.7 million of the purchase price to the governmental entity that purchased the building. That donation is included in other non-interest expenses.

***Noninterest Expense.*** Noninterest expense totaled $26.8 million in 2010 and $24.0 million in 2009. Salaries and benefits increased $1.0 million in 2010 to $11.8 million compared to $10.8 million in 2009. This can be partly explained by the total number of employees increasing from 230 full-time equivalent at December 31, 2009 to 246 at December 31, 2010; and partly due to the efforts of the Bank and its Management team to attract and retain quality employees. Occupancy and equipment expense totaled $3.2 million and $2.9 million in 2010 and 2009, respectively. Regulatory assessment expense totaled $1.5 million in 2010 compared to $2.0 million in 2009. During the second quarter of 2009, a special assessment was imposed on all financial institutions. The 2009 special assessment for the Company totaled $0.4 million. For 2010 the net cost of other real estate and repossessions increased $0.5 million in 2010 to $0.9 million, when compared to $0.4 million in 2009. Other noninterest expense totaled $9.5 million in 2010, a increase of $1.6 million or 20.2% when compared to $7.9 million in 2009. This increase is largely due to an increase of $0.7 million in marketing and public relations, which is the result of a donation of $0.7 million of the purchase price to a government entity that purchased a building from the Bank, $0.5 million increase in professional fees relating to the acquisition of the Bank of Greensburg in Greensburg, Louisiana and an increase of $0.2 million in data processing expenses.

The following is a summary of the significant components of other noninterest expense:

Total noninterest expense includes expenses paid to related parties. Related parties include the Company's executive officers, directors and certain business organizations and individuals with which such persons are associated. During the years ended 2010 and 2009, the Company paid approximately $2.3 million and $2.2 million, respectively, for goods and services from related parties. See Note 14 to the Consolidated Financial Statements for additional information.

***Income Taxes.*** The provision for income taxes for the years ended December 31, 2010, 2009 and 2008 was $5.2 million, $3.7 million and $2.5 million respectively. The increase in the providion for income taxes is a result of higher income for 2010 when compared to 2009 and 2008. The Company's statutory tax rate was 34.2% which was relatively unchanged from 34.0% and 34.3% in 2009 and 2008 respectively.

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2010** | **2009** | **2008** |
| | | *(in thousands)* | |
| **Other noninterest expense:** | | | |
| Legal and professional fees | **$ 1,791** | $ 1,254 | $1,496 |
| Operating supplies | **594** | 537 | 572 |
| Marketing and public relations | **1,426** | 809 | 1,131 |
| Data processing | **1,143** | 1,067 | 1,063 |
| Travel and lodging | **435** | 398 | 416 |
| Taxes - sales and capital | **620** | 529 | 571 |
| Telephone | **177** | 192 | 185 |
| Amortization of core deposit intangibles | **218** | 291 | 311 |
| Donations | **778** | 221 | 258 |
| Regulatory assessment expense | **1,496** | 2,049 | 827 |
| Net cost of other real estate and repossessions | **858** | 399 | 249 |
| Other | **2,331** | 2,618 | 2,606 |
| Total other expense | **$11,867** | $10,364 | $9,685 |

## Results of Operations for the Years Ended December 31, 2009 and 2008

***Net Income.*** Net income for the year ended December 31, 2009 was $7.6 million, an increase of $2.1 million or 37.8%, from $5.5 million for the year ended December 31, 2008. Net income available to common shareholders for the year ended December 31, 2009 was $7.0 million, an increase of $1.5 million from the $5.5 million for the year ended December 31, 2008. The largest increase in net income resulted from an increase in securities interest income due to an increase in volume of securities owned. The second largest increase resulted from a $3.8 million decline in the amount of other-than-temporary impairment charges recorded on the securities portfolio. The 2009 other-than-temporary impairment charge was $0.8 million compared to a $4.6 million other-than-temporary impairment charge in 2008. In addition, net gains on sales of securities totaled $2.1 million for the period ended December 31, 2009 compared to net losses of $1,000 realized during the same period in 2008. Net interest income increased by $0.6 million and the provision for loan losses increased $2.5 million. Noninterest expense increased $0.8 million primarily from increased regulatory assessments but was offset by reduced legal and marketing expenses.

Earnings per common share for the year ended December 31, 2009 was $1.26 per common share, an increase of 27.0% or $0.27 per common share from $0.99 per common share for the year ended December 31, 2008.

***Net Interest Income.*** Net interest income in 2009 was $32.3 million, an increase of $0.6 million or 1.8%, when compared to $31.8 million in 2008. Although the net interest margin declined from 2008 to 2009, increased volumes in interest-earning assets offset the decline in margins therefore increasing net interest income. Loans are our largest interest-earning asset, and 53.7% of our total loans are floating rate loans which are primarily tied to the prime lending rate. After the prime rate dropped 400 basis points in 2008, Management began adding floors to floating rate loans. Loans which have floors greater than the rate due under the variable rate provision are considered fixed rate loans until such time that the floors equals the rate due under the variable rate provision. The loan floors were the first step to managing the net interest income. Although the yield on securities also declined from 2008 to 2009, interest income was enhanced by increased volumes of securities. Management's next focus was on the cost of funds. The cost of our interest-bearing liabilities was positively impacted by the reduction all cost of funds paid on interest-bearing liabilities. As of December 31, 2009, time deposits represented 54.9% of our total deposits, which is a decrease from 56.5% of total deposits at December 31, 2008.

Comparing 2009 to 2008, the average yield on interest-earning assets decreased by 110 basis points and the average rate paid on interest-bearing liabilities decreased by 60 basis points. The net yield on interest-earning assets was 3.6% for the year ended December 31, 2009, compared to 4.2% for 2008.

The leverage for the year ending December 31, 2009 and 2008 was 82.5% and 80.3%, respectively.

***Provision for Loan Losses.*** The provision for loan losses was $4.2 million and $1.6 million in 2009 and 2008, respectively. The increased 2009 provisions were attributable to $2.7 million in net loan charge-offs during 2009 compared to $1.3 million in net loan charge-offs during 2008. Of the loan charge-offs in 2009, approximately $1.6 million were loans secured by real estate of which $0.4 million were construction and land development, $0.6 million were commercial real estate and approximately $0.6 million were residential properties. In 2009, recoveries of $0.2 million were recognized on loans previously charged off as compared to $0.3 million in 2008. Of the loan charge-offs during 2008, approximately $0.7 million were loans secured by real estate of which $0.3 million were commercial real estate and approximately $0.4 million were residential properties. The allowance for loan losses at December 31, 2009 was $7.9 million, compared to $6.5 million at December 31, 2008, and was 1.34% and 1.07% of total loans, respectively. Management believes that the current level of the allowance is adequate to cover losses in the loan portfolio given the current economic conditions, expected net charge-offs and nonperforming asset levels.

***Noninterest Income.*** Noninterest income totaled $7.1 million in 2009, an increase of $6.1 million when compared to $1.1 million in 2008. Service charges, commissions and fees totaled $4.1 million and $4.0 million for the years ended December 31, 2009 and 2008, respectively. Net securities gain were $2.1 million in 2009 compared to $1,000 in net securities losses in 2008. Other-than-temporary impairment charges totaling $0.8 million were taken on securities in 2009 compared to a charge of $4.6 million in 2008. Net gains on sale of loans were $422,000 in 2009 and $210,000 in 2008. Other noninterest income decreased $148,000 to $1.3 million in 2009 from $1.5 million in 2008.

***Noninterest Expense.*** Noninterest expense totaled $24.0 million in 2009 and $23.2 million in 2008. Salaries and benefits remained relatively flat at $10.8 million in 2009 compared to $10.7 million in 2008. At December 31, 2009, 253 employees represented 230 full-time equivalent staff members as compared to 225 full-time equivalent staff members in 2008. Occupancy and equipment expense totaled $2.9 million in 2009 and 2008, respectively. Regulatory assessment expense totaled $2.0 million in 2009 compared to $0.8 million in 2008. During the second quarter of 2009, a special assessment was imposed on all financial institutions. The 2009 special assessment for the Company totaled $444,000. The net cost of other real estate and repossessions increased $150,000 in 2009 to $399,000, when compared to $249,000 in 2008. Other noninterest expense totaled $7.9 million in 2009, a decrease of $0.7 million or 8.1% when compared to $8.6 million in 2008.

***Income Taxes.*** The provision for income taxes for the years ended December 31, 2009 and 2008 was $3.7 million and $2.5 million, respectively. The increased provision for income taxes in 2009 resulted from higher income recognized during 2009 when compared to 2008. The Company's effective tax rate amounted to 32.9% and 30.9% during 2009 and 2008, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are non-taxable or non-deductible and various tax credits.

## Asset/Liability Management and Market Risk

***Asset/Liability Management.*** The Company's asset/liability management (ALM) process consists of quantifying, analyzing and controlling interest rate risk (IRR) to maintain reasonably stable net interest income levels under various interest rate environments. The principal objective of ALM is to maximize net interest income while operating within acceptable limits established for interest rate risk and maintain adequate levels of liquidity.

The majority of the Company assets and liabilities are monetary in nature. Consequently, one of its most significant forms of market risk is interest rate risk. Assets, consisting primarily of loans secured by real estate, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of the business strategy is to manage interest rate risk and reduce the exposure of net interest income to changes in market interest rates. Accordingly, the Company's Board of Directors has established an Asset/Liability Committee which is responsible for evaluating the interest rate risk inherent in the assets and liabilities, for determining the level of risk that is appropriate given the business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors. Senior Management monitors the level of interest rate risk on a regular basis and the Asset/Liability Committee, which consists of executive Management and other bank personnel operating under a policy adopted by the Board of Directors, meets as needed to review our asset/liability policies and interest rate risk position.

The interest spread and liability funding discussed below are directly related to changes in asset and liability mixes, volumes, maturities and repricing opportunities for interest-earning assets and interest-bearing liabilities. Interest-sensitive assets and liabilities are those which are subject to being repriced in the near term, including both floating or adjustable rate instruments and instruments approaching maturity. The interest sensitivity gap is the difference between total interest-sensitive assets and total interest-sensitive liabilities. Interest rates on our various asset and liability categories do not respond uniformly to changing market conditions. Interest rate risk is the degree to which interest rate fluctuations in the marketplace can affect net interest income.

To maximize margin, the Company attempt to be somewhat more asset sensitive during periods of rising rates and more liability-sensitive during periods of falling rates. The need for interest sensitivity gap management is most critical in times of rapid changes in overall interest rates. Generally, the Company seeks to limit exposure to interest rate fluctuations by maintaining a relatively balanced mix of rate sensitive assets and liabilities on a one-year time horizon. The mix is relatively difficult to manage. Because of the significant impact on net interest margin from mismatches in repricing opportunities, the asset-liability mix is monitored periodically depending upon Management's assessment of current business conditions and the interest rate outlook. Exposure to interest rate fluctuations is maintained within prudent levels by the use of varying investment strategies.

The Company monitors interest rate risk using an interest sensitivity analysis set forth on the following table. This analysis, prepared monthly, reflects the maturity and repricing characteristics of assets and liabilities over various time periods. The gap indicates whether more assets or liabilities are subject to repricing over a given time period. The interest sensitivity analysis at December 31, 2010 shown below reflects a liability-sensitive position with a negative cumulative gap on a one-year basis.

| Interest Sensitivity at December 31, 2010 | | | | | |
|---|---|---|---|---|---|
| | Three Months Or Less | Over Three Months thru 12 Months | Total One Year | Over One Year | Total |
| | | | (in thousands) | | |
| **Earning Assets:** | | | | | |
| Loans (including loans held for sale) | $ 122,909 | $ 136,741 | $ 259,650 | $315,990 | $ 575,640 |
| Securities (including FHLB stock) | 5,446 | 6,210 | 11,656 | 471,920 | 483,576 |
| Federal funds sold | 9,129 | - | 9,129 | - | 9,129 |
| Other earning assets | 13 | - | 13 | - | 13 |
| Total earning assets | 137,497 | 142,951 | 280,448 | 787,910 | $1,068,358 |
| **Source of Funds:** | | | | | |
| Interest-bearing accounts: | | | | | |
| Demand deposits | 146,142 | - | 146,142 | 45,997 | 192,139 |
| Savings deposits | 11,664 | - | 11,664 | 34,999 | 46,663 |
| Time deposits | 112,652 | 177,125 | 289,777 | 347,907 | 637,684 |
| Short-term borrowings | 12,589 | - | 12,589 | - | 12,589 |
| Long-term borrowings | - | - | - | - | - |
| Noninterest-bearing, net | - | - | - | 179,281 | 179,281 |
| Total source of funds | 283,047 | 177,125 | 460,172 | 608,186 | $1,068,358 |
| Period gap | (145,550) | (34,174) | (179,724) | 179,724 | |
| Cumulative gap | $(145,550) | $(179,724) | $(179,724) | $ - | |
| Cumulative gap as a percent of earning assets | -13.62% | -16.82% | -16.82% | | |

***Net Interest Income at Risk.*** Net interest income (NII) at risk measures the risk of a decline in earnings due to changes in interest rates. The table at right presents an analysis of our interest rate risk as measured by the estimated changes in net interest income resulting from an instantaneous and sustained parallel shift in the yield curve at December 31, 2010. Shifts are measured in 100 basis point increments (+ 200 through - 200 basis points) from base case. Base case encompasses key assumptions for asset/liability mix, loan and deposit growth, pricing, prepayment speeds, deposit decay rates, securities portfolio cash flows and reinvestment strategy and the market value of certain assets under the various interest rate scenarios. The base case scenario assumes that the current interest rate environment is held constant throughout the forecast period; the instantaneous shocks are performed against that yield curve.

| Change in Interest Rates (basis points) | Estimated Increase (Decrease) in NII December 31, 2010 |
|---|---|
| -200 | -1.72% |
| -100 | -1.83% |
| Stable | 0.0% |
| +100 | -0.48% |
| +200 | 2.86% |


Common
Stockholders' Equity
(in millions)
$59.5
$66.4
$65.5
$74.2
$77.0
60
50
40
30
20
10
2006
2007
2008
2009
2010

The increasing rate scenarios shows higher levels of net interest income while the decreasing scenarios show higher levels of volatility and subsequently lower levels of NII. These scenarios are instantaneous shocks that assume balance sheet Management will mirror base case. Should the yield curve begin to rise or fall, Management has several strategies available to maximize earnings opportunities or offset the negative impact to earnings. For example, in a falling rate environment, deposit pricing strategies could be adjusted to further sway customer behavior to non-contractual or short-term (less than 12 months) contractual deposit products which would reset downward with the changes in the yield curve and prevailing market rates. Another opportunity at the start of such a cycle would be reinvesting the securities portfolio cash flows into longer term, non-callable bonds that would lock in higher yields.

Even if interest rates change in the designated amounts, there can be no assurance that assets and liabilities would perform as anticipated. Additionally, a change in the U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the U.S. Treasury yield curve would cause significantly different changes to NII than indicated above. Strategic management of our balance sheet and earnings would be adjusted to accommodate these movements. As with any method of measuring IRR, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Also, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. We consider all of these factors in monitoring its exposure to interest rate risk.

## Liquidity and Capital Resources

***Liquidity and Capital Resources.*** Liquidity refers to the ability or flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations. Maintaining appropriate levels of liquidity allows us to have sufficient funds available to meet customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. Liquid assets include cash and due from banks, interest-earning demand deposits with banks, federal funds sold and available for sale investment securities. Including securities pledged to collateralize public fund deposits, these assets represent 32.4% and 31.8% of the total liquidity base at December 31, 2010, and 2009, respectively. In addition, we maintained borrowing availability with the Federal Home Loan Bank of Dallas approximating $52.2 million and $92.2 million at December 31, 2010 and December 31, 2009, respectively. We also maintain federal funds lines of credit totaling $48.4 million at three other correspondent banks, of which $48.4 was available at December 31, 2010. Management believes there is sufficient liquidity to satisfy current operating needs.

***Regulatory Capital.*** Risk-based capital regulations adopted by the FDIC require banks to achieve and maintain specified ratios of capital to risk-weighted assets. Similar capital regulations apply to bank holding companies. The risk-based capital rules are designed to measure "Tier 1" capital (consisting of common equity, retained earnings and a limited amount of qualifying perpetual preferred stock and trust preferred securities, net of goodwill and other intangible assets and accumulated other comprehensive income) and total capital in relation to the credit risk of both on- and off-balance sheet items. Under the guidelines, one of its risk weights is applied to the different on balance sheet items. Off-balance sheet items, such as loan commitments, are also subject to risk weighting. All bank holding companies and banks must maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core or Tier 1 capital. These guidelines also specify that bank holding companies that are experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels.

At December 31, 2010, we satisfied the minimum regulatory capital requirements and were well capitalized within the meaning of federal regulatory requirements.

## Off-Balance Sheet Arrangements

We had $145.0 million, $140.0 million and $105.0 million in letters of credit issued by the FHLB of Dallas at December 31, 2010, 2009 and 2008, respectively, which was used as collateral for public fund deposits.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as it does for on-balance sheet instruments.

Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on Management's credit evaluation of the counterpart. Collateral requirements vary but may include accounts receivable, inventory, property, plant and equipment, residential real estate and commercial properties.

Standby and commercial letters of credit are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of these guarantees are short-term, one year or less; however, some guarantees extend for up to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral requirements are the same as on-balance sheet instruments and commitments to extend credit.

There were no losses incurred on any commitments in 2010 or 2009.

The Company had unfunded loan committments of $95.2 million and standby letters of credit of $5.7 million as of December 31, 2010.

## Contractual Obligations

The following table summarizes significant fixed and determinable contractual obligations and other funding needs by payment date at December 31, 2010. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

At of December 31, 2010, our contractual obligations were as follows:

| | Payments Due by Period | | | |
|---|---|---|---|---|
| | One Year or Less | One Through Three Years | Over Three Years | Total |
| | (in thousands) | | | |
| Operating leases | $ 28 | $ 31 | $ 5 | $ 64 |
| Software contracts | 1,037 | 678 | 112 | 1,827 |
| Time deposits | 289,777 | 303,772 | 44,135 | 637,684 |
| Short-term borrowings | 12,589 | - | - | 12,589 |
| Long-term borrowings | - | - | - | - |
| Total | $303,431 | $304,481 | $44,252 | $652,164 |

## Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable or controllable, the Company regularly monitors its interest rate position and oversees its financial risk Management by establishing policies and operating limits (see "Asset/Liability Management and Market Risk" section). Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company's growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2011.

## Item 7A – Quantitative and Qualitative Disclosures about Market Risk

For discussion on this matter, see the "Asset/Liability Management and Market Risk" section of this analysis.


Castaing
Hussey &
Lolan, LLC
— Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA
Shalee M. Landry, CPA
Donna Lasseigne, CPA

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

## Report Of Independent Registered Accounting Firm

To the Stockholders and Board of Directors

First Guaranty Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of First Guaranty Bancshares, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Guaranty Bancshares, Inc. as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

*Castaing, Hussey & Lolan, LLC*

Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana

March 31, 2011

## FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
## CONSOLIDATED BALANCE SHEETS

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| | (in thousands, except share data) | |
| **Assets** | | |
| Cash and cash equivalents: | | |
| Cash and due from banks | $ 35,695 | $ 33,425 |
| Interest-earning demand deposits with banks | 13 | 14 |
| Federal funds sold | 9,129 | 13,279 |
| Cash and cash equivalents | 44,837 | 46,718 |
| Investment securities: | | |
| Available for sale, at fair value | 322,128 | 249,480 |
| Held to maturity, at cost (estimated fair value of $155,326 and $12,462 respectively) | 159,833 | 12,349 |
| Investment securities | 481,961 | 261,829 |
| Federal Home Loan Bank stock, at cost | 1,615 | 2,547 |
| Loans, net of unearned income | 575,640 | 589,902 |
| Less: allowance for loan losses | 8,317 | 7,919 |
| Net loans | 567,323 | 581,983 |
| Premises and equipment, net | 16,023 | 16,704 |
| Goodwill | 1,999 | 1,999 |
| Intangible assets, net | 1,729 | 1,893 |
| Other real estate, net | 577 | 658 |
| Accrued interest receivable | 7,664 | 5,807 |
| Other assets | 9,064 | 10,709 |
| **Total Assets** | $1,132,792 | $930,847 |
| **Liabilities and Stockholders' Equity** | | |
| Deposits: | | |
| Noninterest-bearing demand | $ 130,897 | $131,818 |
| Interest-bearing demand | 192,139 | 188,252 |
| Savings | 46,663 | 40,272 |
| Time | 637,684 | 439,404 |
| Total deposits | 1,007,383 | 799,746 |
| Short-term borrowings | 12,589 | 11,929 |
| Accrued interest payable | 3,539 | 2,519 |
| Long-term borrowings | - | 20,000 |
| Other liabilities | 11,343 | 1,718 |
| **Total Liabilities** | 1,034,854 | 835,912 |
| **Stockholders' Equity** | | |
| Preferred stock: | | |
| Series A - $1,000 par value - authorized 5,000 shares; issued and outstanding 2,069.9 shares | 19,859 | 19,630 |
| Series B - $1,000 par value - authorized 5,000 shares; issued and outstanding 103 shares | 1,116 | 1,140 |
| Common stock: | | |
| $1 par value - authorized 100,600,000 shares; issued and outstanding 5,559,644 shares | 5,560 | 5,560 |
| Surplus | 26,459 | 26,459 |
| Retained earnings | 45,203 | 40,069 |
| Accumulated other comprehensive (loss) income | (259) | 2,077 |
| **Total Stockholders' Equity** | 97,938 | 94,935 |
| **Total Liabilities and Stockholders' Equity** | $1,132,792 | $930,847 |

*See Notes to Consolidated Financial Statements.*

**FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY**
**CONSOLIDATED STATEMENTS OF INCOME**

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2010** | 2009 | 2008 |
| | (in thousands, except share data) | | |
| **Interest Income:** | | | |
| Loans (including fees) | **$36,288** | $35,677 | $40,406 |
| Loans held for sale | **5** | 7 | 45 |
| Deposits with other banks | **41** | 388 | 224 |
| Securities (including FHLB stock) | **15,043** | 11,085 | 6,594 |
| Federal funds sold | **13** | 34 | 392 |
| **Total Interest Income** | **51,390** | 47,191 | 47,661 |
| **Interest Expense:** | | | |
| Demand deposits | **846** | 1,179 | 2,798 |
| Savings deposits | **42** | 98 | 193 |
| Time deposits | **12,218** | 13,310 | 12,432 |
| Borrowings | **117** | 257 | 458 |
| **Total Interest Expense** | **13,223** | 14,844 | 15,881 |
| **Net Interest Income** | **38,167** | 32,347 | 31,780 |
| Provision for loan losses | **5,654** | 4,155 | 1,634 |
| **Net Interest Income after Provision for Loan Losses** | **32,513** | 28,192 | 30,146 |
| **Noninterest Income:** | | | |
| Service charges, commissions and fees | **4,133** | 4,146 | 3,990 |
| Net gains (losses) on sale of securities | **2,824** | 2,056 | (1) |
| Loss on securities impairment | **-** | (829) | (4,611) |
| Net gains on sale of loans | **283** | 422 | 210 |
| Gain on sale of fixed assets | **962** | (10) | - |
| Other | **1,363** | 1,351 | 1,489 |
| **Total Noninterest Income** | **9,565** | 7,136 | 1,077 |
| **Noninterest Expense:** | | | |
| Salaries and employee benefits | **11,769** | 10,752 | 10,653 |
| Occupancy and equipment expense | **3,191** | 2,891 | 2,903 |
| Other | **11,867** | 10,364 | 9,685 |
| **Total Noninterest Expense** | **26,827** | 24,007 | 23,241 |
| **Income Before Income Taxes** | **15,251** | 11,321 | 7,982 |
| Provision for income taxes | **5,226** | 3,726 | 2,470 |
| Net Income | **10,025** | 7,595 | 5,512 |
| Preferred Stock Dividends | **(1,333)** | (594) | - |
| **Income Available to Common Shareholders** | **$ 8,692** | $ 7,001 | $ 5,512 |
| **Per Common Share:** | | | |
| Earnings | **$1.56** | $1.26 | $0.99 |
| Cash dividends paid | **$0.64** | $0.64 | $0.64 |
| **Average Common Shares Outstanding** | **5,559,644** | 5,559,644 | 5,559,644 |

*See Notes to Consolidated Financial Statements.*

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Series A Preferred Stock $1,000 Par | Series B Preferred Stock $1,000 Par | Common Stock $1 Par | Surplus | Retained Earnings | Accumulated Other Comprehensive Income/(Loss) | Total |
|---|---|---|---|---|---|---|---|
| | | | | *(in thousands)* | | | |
| **Balance December 31, 2007** | - | - | 5,560 | 26,459 | 34,671 | (335) | 66,355 |
| Net income | - | - | - | - | 5,512 | - | 5,512 |
| Other comprehensive income, net of tax | - | - | - | - | - | (2,823) | (2,823) |
| Total comprehensive income | | | | | | | 2,689 |
| Cash dividends on common stock ($0.64 per share) | - | - | - | - | (3,557) | - | (3,557) |
| **Balance December 31, 2008** | - | - | 5,560 | 26,459 | 36,626 | (3,158) | 65,487 |
| Preferred stock issued | 19,551 | 1,148 | - | - | - | - | 20,699 |
| Net income | - | - | - | - | 7,595 | - | 7,595 |
| Other comprehensive income, net of tax | - | - | - | - | - | 5,235 | 5,235 |
| Total comprehensive income | - | - | - | - | - | - | 12,830 |
| Cash dividends on common stock ($0.64 per share) | - | - | - | - | (3,558) | - | (3,558) |
| Preferred stock dividend, amortization and accretion | 79 | (8) | - | - | (594) | - | (523) |
| **Balance December 31, 2009** | 19,630 | 1,140 | 5,560 | 26,459 | 40,069 | 2,077 | 94,935 |
| Net income | - | - | - | - | 10,025 | - | 10,025 |
| Other comprehensive income, net of tax | - | - | - | - | - | (2,336) | (2,336) |
| Total comprehensive income | - | - | - | - | - | - | 7,689 |
| Cash dividends on common stock ($0.64 per share) | - | - | - | - | (3,558) | - | (3,558) |
| Preferred stock dividend, amortization and accretion | 229 | (24) | - | - | (1,333) | - | (1,128) |
| **Balance December 31, 2010** | **$19,859** | **$1,116** | **$5,560** | **$26,459** | **$45,203** | **$(259)** | **$97,938** |

*See Notes to Consolidated Financial Statements.*

**FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2010** | **2009** | **2008** |
| | | (in thousands) | |
| **Cash Flows From Operating Activities:** | | | |
| Net income | $ 10,025 | $ 7,595 | $ 5,512 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision for loan losses | 5,654 | 4,155 | 1,634 |
| Depreciation and amortization | 1,465 | 1,413 | 1,451 |
| Amortization of premium/discount on investments | 71 | (768) | (807) |
| (Gain) Loss on call/sale of securities | (3,162) | (2,066) | 1 |
| Gain on sale of assets | (1,244) | (385) | (211) |
| Other than temporary impairment charge on securities | - | 829 | 4,611 |
| ORE writedowns and loss on disposition | 693 | 270 | 113 |
| FHLB stock dividends | (8) | (3) | (32) |
| Net decrease in loans held for sale | - | - | 3,959 |
| Non-cash donation | 705 | - | - |
| Change in other assets and liabilities, net | 2,043 | (8,514) | 3,326 |
| **Net Cash Provided By Operating Activities** | 16,242 | 2,526 | 19,557 |
| **Cash Flows From Investing Activities:** | | | |
| Proceeds from maturities and calls of HTM securities | 12,724 | 22,187 | 11,740 |
| Proceeds from maturities, calls and sales of AFS securities | 800,684 | 1,281,594 | 756,642 |
| Funds invested in AFS securities | (864,419) | (1,419,358) | (773,772) |
| Funds invested in HTM securities | (159,831) | - | - |
| Proceeds from sale of Federal Home Loan Bank stock | 2,972 | - | 1,900 |
| Funds invested in Federal Home Loan Bank stock | (2,032) | (1,599) | (1,857) |
| Proceeds from maturities of time deposits with banks | - | 35,094 | 2,923 |
| Funds invested in time deposits with banks | - | (13,613) | (22,216) |
| Net decrease (increase) in loans | 5,718 | 12,620 | (33,196) |
| Purchase of premises and equipment | (1,327) | (1,631) | (1,017) |
| Proceeds from sales of premises and equipment | 1,100 | 24 | - |
| Proceeds from sales of other real estate owned | 2,677 | 768 | 443 |
| Cash paid in excess of cash received in acquisition | - | - | (72) |
| **Net Cash (Used In) Provided By Investing Activities** | (201,734) | (83,914) | (58,482) |
| **Cash Flows From Financing Activities:** | | | |
| Net increase in deposits | 207,637 | 19,382 | 57,194 |
| Net increase (decrease) in federal funds purchased and short-term borrowings | 660 | 2,162 | (634) |
| Proceeds from long-term borrowings | - | 20,000 | 10,000 |
| Repayment of long-term borrowings | (20,000) | (8,355) | (4,738) |
| Proceeds from issuance of preferred stock | - | 20,699 | - |
| Dividends paid | (4,686) | (3,799) | (3,557) |
| **Net Cash Provided By (Used In) Financing Activities** | 183,611 | 50,089 | 58,265 |
| **Net (Decrease) Increase In Cash and Cash Equivalents** | (1,881) | (31,299) | 19,340 |
| **Cash and Cash Equivalents at the Beginning of the Period** | 46,718 | 78,017 | 58,677 |
| **Cash and Cash Equivalents at the End of the Period** | $ 44,837 | $ 46,718 | $ 78,017 |
| **Noncash Activities:** | | | |
| Non-cash donation | $ 705 | $ - | $ - |
| Loans transferred to foreclosed assets | $ 3,288 | $ 1,129 | $ 751 |
| **Cash Paid During The Year:** | | | |
| Interest on deposits and borrowed funds | $ 12,203 | $ 15,357 | $ 15,804 |
| Income taxes | $ 5,600 | $ 4,300 | $ 1,200 |

*See Notes to Consolidated Financial Statements.*

# Notes To Consolidated Financial Statements

## Note 1.
## Business and Summary of Significant Accounting Policies

### Business

First Guaranty Bancshares, Inc. (the "Company") is a Louisiana corporation. On July 27, 2007 the Company became the parent of First Guaranty Bank. The Company owns all of the outstanding shares of common stock of First Guaranty Bank. First Guaranty Bank (the "Bank") is a Louisiana state-chartered commercial bank that provides a diversified range of financial services to consumers and businesses in the communities in which it operates. These services include consumer and commercial lending, mortgage loan origination, the issuance of credit cards and retail banking services. The Bank has 16 banking offices, one drive-up banking facility and 26 automated teller machines (ATMs) in northern and southern Louisiana.

### Summary of significant accounting policies

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to predominant accounting practices within the banking industry. The more significant accounting and reporting policies are as follows:

#### *Consolidation*

The consolidated financial statements include the accounts of First Guaranty Bancshares, Inc. (the "Company"), and its wholly owned subsidiary, First Guaranty Bank (the "Bank"). All significant intercompany balances and transactions have been eliminated in consolidation.

#### *Use of estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term economic environment and market conditions relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and real estate owned, the Company obtains independent appraisals for significant properties.

Available for sale investment securities are stated at estimated fair value, with the unrealized gains and losses determined on a specific identification basis. Such unrealized gains and losses, net of tax, are reported as a separate component of stockholders' equity and included in other comprehensive income (loss). The Company utilizes an independent third party as its principal pricing source for determining fair value. For investment securities traded in an active market, fair values are measured on a recurring basis obtained from an independent pricing service and based on quoted market prices if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables and pricing matrices. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs or value drivers and is generally determined using expected cash flows and appropriate risk-adjusted discount rates. Expected cash flows are based primarily on the contractual cash flows of the instrument.

Any security that has experienced a decline in value, which Management believes is deemed other than temporary, is reduced to its estimated fair value by a charge to operations. In estimating other-than-temporary impairment losses, Management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Realized gains and losses on security transactions are computed using the specific identification method. Amortization of premiums and discounts is included in interest and dividend income. Discounts and premiums related to debt securities are amortized using the effective interest rate method. The Company did not have any derivative financial instruments as of December 31, 2010 or 2009.

***Cash and cash equivalents***

For purposes of reporting cash flows, cash and cash equivalents are defined as cash, due from banks, interest-bearing demand deposits with banks and federal funds sold with maturities of three months or less.

***Securities***

The Company reviews its financial position, liquidity and future plans in evaluating the criteria for classifying investment securities. At December 31, 2010, the securities portfolio contained two classifications of securities - held to maturity and available for sale. At December 31, 2010, $322.1 million were classified as available for sale and $159.8 million were classified as held to maturity.

Debt securities that Management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities available for sale are stated at fair value. The unrealized difference, if any, between amortized cost and fair value of these securities is excluded from income and is reported, net of deferred taxes, as a component of stockholders' equity. Realized gains and losses on securities are computed based on the specific identification method and are reported as a separate component of other income.

Management evaluates securities for other-than-temporary impairment at least quarterly and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer (3) the recovery of contractual principal and interest and (4) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The Company has a required investment in Federal Home Loan Bank stock that is carried at cost that approximates fair value. This stock must be maintained by the Company.

***Loans held for sale***

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within 30 days. Buyers generally have recourse to return a purchased loan under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties and documentation deficiencies.

Mortgage loans held for sale are generally sold with the mortgage servicing rights released. Gains or losses on sales of mortgage loans are recognized based on the differences between the selling price and the carrying value of the related mortgage loans sold.

***Loans***

Loans are stated at the principal amounts outstanding, net of unearned income and deferred loan fees. In addition to loans issued in the normal course of business, overdrafts on customer deposit accounts are considered to be loans and reclassified as such. At December 31, 2010 and 2009, $0.2 million and $0.1 million, respectively, in overdrafts have been reclassified to loans. Interest income on all classifications of loans is calculated using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when Management believes, after considering economic and business conditions and collection efforts, the borrower's financial condition is such that reasonable doubt exists as to the full and timely collection of principal and interest. This evaluation is made for all loans that are 90 days or more contractually past due. When a loan is placed in non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of interest and principal is probable. Loans are returned to accrual status when, in the judgment of Management, all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame and when the borrower has demonstrated payment performance of cash or cash equivalents for a minimum of six months.

All loans, except mortgage loans, are considered past due if they are past due 30 days. Mortgage loans are considered past due when two consecutive payments have been missed. Loans that are past due 90-120 days and deemed uncollectible are charged off. The loan charge-off is a reduction of the allowance for loan losses.

***Loan fees and costs***

Nonrefundable loan origination and commitment fees and direct costs associated with originating loans are deferred and recognized over the lives of the related loans as an adjustment to the loans' yield using the level yield method.

***Allowance for loan losses***

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when Management believes that the collectability of the principal is unlikely. The allowance, which is based on evaluation of the collectability of loans and prior loan loss experience, is an amount that Management believes will be adequate to reflect the risks inherent in the existing loan portfolio and exist at the reporting date. The evaluations take into consideration a number of subjective factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect a borrower's ability to pay, adequacy of loan collateral and other relevant factors. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require additional recognition of losses based on their judgments about information available to them at the time of their examination.

Although Management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change. Accordingly, the Company may ultimately incur losses that vary from Management's current estimates. Adjustments to the allowance for loan losses will be reported in the period such adjustments become known or can be reasonably estimated. All loan losses are charged to the allowance for loan losses when the loss actually occurs or when Management believes that the collectability of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect Management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by Management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. As an administrative matter, this process is only applied to impaired loans or relationships in excess of $250,000.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, individual consumer and residential loans are not separately identified for impairment disclosures, unless such loans are the subject of a restructuring agreement.

***Goodwill and Intangible assets***

Intangible assets are comprised of goodwill and core deposit intangibles. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. The Company's goodwill is tested for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. Adverse changes in the economic environment, declining operations, or other factors could result in a decline in the implied fair value of goodwill. If the implied fair value is less than the carrying amount, a loss would be recognized in other non-interest expense to reduce the carrying amount to implied fair value of goodwill. A goodwill impairment test includes two steps. Step one, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Step two of the goodwill impairment test compares the implied estimated fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill for that reporting unit exceeds the implied fair value of that unit's goodwill, an impairment loss is recognized in an amount equal to that excess. The Company did not record goodwill impairment charges in 2010, 2009 or 2008.

Identifiable intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or legal rights or because the assets are capable of being sold or exchanged either on their own on in combination with related contract, asset or liability. The Company's intangible assets primarily relate to core deposits. These core deposit intangibles are amortized on a straight-line basis over terms ranging from seven to 15 years. Management periodically evaluates whether events or circumstances have occurred that would result in impairment of value.

***Premises and equipment***

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the respective assets as follows:

| | |
|---|---|
| Buildings and improvements | 10-40 years |
| Equipment, fixtures and automobiles | 3-10 years |

Expenditures for renewals and betterments are capitalized and depreciated over their estimated useful lives. Repairs, maintenance and minor improvements are charged to operating expense as incurred. Gains or losses on disposition, if any, are recorded in the Statements of Income.

***Other real estate***

Other real estate includes properties acquired through foreclosure or acceptance of deeds in lieu of foreclosure. These properties are recorded at the lower of the recorded investment in the property or its fair value less the estimated cost of disposition. Any valuation adjustments required prior to foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other real estate expense. Costs of operating and maintaining the properties are charged to other real estate expense as incurred. Any subsequent gains or losses on dispositions are credited or charged to income in the period of disposition.

### *Off-balance sheet financial instruments*

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commitments to fund commercial real estate, construction and land development loans secured by real estate and performance standby letters of credit. Such financial instruments are recorded when they are funded.

### *Income taxes*

The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. In lieu of Louisiana state income tax, the Bank is subject to the Louisiana bank shares tax, which is included in noninterest expense in the Company's consolidated financial statements. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2006.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be utilized.

### *Comprehensive income*

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are presented in the Statements of Changes in Stockholders' Equity and Note 16 of the Consolidated Notes to the Financial Statements.

### *Earnings per common share*

Earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. No convertible shares or other agreements to issue common stock are outstanding.

### *Transfers of Financial Assets*

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

### *Recent Accounting Pronouncements*

### *International Financial Reporting Standards ("IFRS")*

In November 2009, the SEC issued a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with IFRS. IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board ("IASB"). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its operating results and financial condition, and will continue to monitor the development of the potential implementation of IFRS.

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." ASU 2010-06 amends Topic 820 by requiring more robust disclosures about (i) the different classes of assets and liabilities measured at fair value, (ii) the valuation techniques and inputs used, (iii) the activity in Level 3 fair value measurements and (iv) the transfers between Levels 1, 2 and 3. Among other things, ASU 2010-06 requires separate disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements as opposed to presenting such activity on a net basis. The new disclosures required by ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about the roll forward of activity in Level 3 fair value measurements which are effective for interim and annual periods beginning after December 15, 2010. The provisions of ASU 2010-06 did not have a material impact on the Company's financial position, results of operations or liquidity, but required expansion of the Company's disclosures about fair value measurements.

ASU - Accounting Standards Update No. 2010-18, Receivables (Topic 310): Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset. This ASU codifies the consensus reached in EITF Issue No. 09-I, "Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset." The amendments to the FASB Accounting Standards Codification™ (Codification) provide that modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. ASU 2010-18 does not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40.

ASU 2010-18 is effective prospectively for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. Early application is permitted. Upon initial adoption of ASU 2010-18, an entity may make a one-time election to terminate accounting for loans as a pool under Subtopic 310-30. This election may be applied on a pool-by-pool basis and does not preclude an entity from applying pool accounting to subsequent acquisitions of loans with credit deterioration. The adoption of this update did not have an impact on the Consolidated Financial Statements.

ASU - Accounting Standards Update (ASU) No. 2010-11, Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives. The FASB believes this ASU clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, only one form of embedded credit derivative qualifies for the exemption - one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The amendments in the ASU are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of each entity's first fiscal quarter beginning after March 5, 2010. The adoption of this update did not have an impact on the Consolidated Financial Statements.

ASU No. 2010-20 and ASU No. 2011-01 - In 2010, the Company adopted the provisions of Accounting Standards Update ("ASU") No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses", which require the Company to provide new disclosures in its financial statements to improve the transparency of financial reporting by requiring enhanced disclosures about the Company's allowance for credit losses as well as the credit quality of the Company's loan portfolio.

The additional disclosures required are incorporated in Notes 4 and 5 in these Consolidated Financial Statements.

In January 2011, the Financial Accounting Standards Board ("FASB") issued ASU No 2011-01, Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20, that temporarily delays the effective date of the disclosures about troubled debt restructurings

("TDRs") that are included in ASU No 2010-20. The TDR disclosure guidance will be coordinated with the FASB's proposed guidance for determining what constitutes a TDR and is currently anticipated to be effective for interim and annual periods ending after July 15, 2011

***Reclassifications***
Certain reclassifications have been made to prior year end financial statements in order to conform to the classification adopted for reporting in 2010.

## Note 2.
## Cash and Due from Banks

Certain reserves are required to be maintained at the Federal Reserve Bank. The requirement as of December 31, 2010 and 2009 was $14.1 million and $13.7 million, respectively.

At December 31, 2010, the Company had accounts at correspondent banks, excluding the Federal Reserve Bank, but none of which exceeded the FDIC insured limits. At December 31, 2009 the Company had accounts that exceeded the FDIC insured limits of $250,000 by $9.0 million. This balance was held at JPMorgan Chase, the correspondent bank which is used to clear cash letters.

## Note 3.
## Securities

A summary comparison of securities by type at December 31, 2010 and 2009 is shown below.

| | December 31, 2010 | | | | December 31, 2009 | | | |
|---|---|---|---|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| | (in thousands) | | | | | | | |
| **Available for sale:** | | | | | | | | |
| U.S. Government agencies | **$172,958** | **$ 242** | **$(3,982)** | **$169,218** | $140,843 | $ 382 | $(1,562) | $139,663 |
| Mortgage-backed obligations | **-** | **-** | **-** | **-** | 1,472 | 104 | - | 1,576 |
| Asset-backed securities | **-** | **-** | **-** | **-** | - | 8 | - | 8 |
| Corporate debt securities | **138,925** | **4,804** | **(1,331)** | **142,398** | 92,414 | 5,648 | (1,086) | 96,976 |
| Mutual funds or other equity securities | **1,250** | **20** | **(132)** | **1,138** | 1,380 | 62 | (185) | 1,257 |
| Municipal bonds | **9,388** | **-** | **(14)** | **9,374** | 10,000 | - | - | 10,000 |
| Total available for sale securities | **$322,521** | **$5,066** | **$(5,459)** | **$322,128** | $246,109 | $6,204 | $(2,833) | $249,480 |
| **Held to maturity:** | | | | | | | | |
| U.S. Government agencies | **$159,833** | **$ -** | **$(4,507)** | **$155,326** | $ 10,721 | $ 52 | $ - | $ 10,773 |
| Mortgage-backed obligations | **-** | **-** | **-** | **-** | 1,628 | 61 | - | 1,689 |
| Total held to maturity securities | **$159,833** | **$ -** | **$(4,507)** | **$155,326** | $ 12,349 | $ 113 | $ - | $ 12,462 |

The scheduled maturities of securities at December 31, 2010, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | December 31, 2010 | |
|---|---|---|
| | Amortized Cost | Fair Value |
| | (in thousands) | |
| **Available for sale:** | | |
| Due in one year or less | $ 11,434 | $ 11,656 |
| Due after one year through five years | 65,880 | 69,424 |
| Due after five years through 10 years | 158,181 | 156,417 |
| Over 10 years | 87,026 | 84,631 |
| Total available for sale securities | $322,521 | $322,128 |
| **Held to maturity:** | | |
| Due in one year or less | $ - | $ - |
| Due after one year through five years | 7,968 | 7,968 |
| Due after five years through 10 years | 106,876 | 104,065 |
| Over 10 years | 44,989 | 43,293 |
| Total held to maturity securities | $159,833 | $155,326 |

At December 31, 2010 and 2009, approximately $271.5 million and $154.5 million, respectively, in securities were pledged to secure public fund deposits and for other purposes required or permitted by law. Gross realized gains were $3.0 million, $2.1 million and $4,000 for the years ended December 31, 2010, 2009 and 2008, respectively. Gross realized losses were $9,000, $61,000 and $5,000 for the years ended December 31, 2010, 2009 and 2008. The tax (benefit) provision applicable to these realized net gains/(losses) amounted to $1.0 million and $0.7 million for 2010 and 2009, respectively. There was no tax related provision/(benefit) for 2008. Proceeds from sales of securities classified as available for sale amounted to $31.8 million, $22.1 million and $0.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The following is a summary of the fair value of securities with gross unrealized losses and an aging of those gross unrealized losses at December 31, 2010.

| | Less Than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| | | | (in thousands) | | | |
| **Available for sale:** | | | | | | |
| U.S. Treasury and U.S. Government agencies | $133,974 | $3,982 | $ - | $ - | $133,974 | $3,982 |
| Corporate debt securities | 41,544 | 1,019 | 2,862 | 312 | 44,406 | 1,331 |
| Municipal securities | 985 | 14 | - | - | 985 | 14 |
| Mutual funds or other equity securities | - | - | 369 | 132 | 369 | 132 |
| Total available for sale securities | $176,503 | $5,015 | $3,231 | $444 | $179,734 | $5,459 |
| **Held to maturity:** | | | | | | |
| U.S. Treasury and U.S. Government agencies | $130,373 | $4,507 | $ - | $ - | $130,373 | $4,507 |
| Total held to maturity securities | $130,373 | $4,507 | $ - | $ - | $130,373 | $4,507 |

At December 31, 2010, 227 debt securities and two equity securities have gross unrealized losses of $10.0 million or 3.1% of amortized cost. The gross unrealized losses in the portfolio resulted from increases in market interest rates, illiquidity and declines in net income and other financial indicators caused by the national economy in the market and not from deterioration in the creditworthiness of the issuer. The Company believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until the fair value is at least equal to the carrying value. The Company had 57 U.S. Government agency securities, 156 corporate debt securities and one municipal that had gross unrealized losses for less than 12 months. The Company had 13 corporate debt securities and two equity securities which have been in a continuous unrealized loss position for 12 months or longer. All securities with unrealized losses greater than 12 months were classified as available for sale. Securities with unrealized losses less than 12 months included $176.5 million classified as available for sale and $159.8 million in held to maturity agency securities.

During the fourth quarter of 2009, three agency securities with a par value of $10.0 million were transferred from available for sale to held to maturity. These three securities had a fair market value totaling $9.8 million and an average maturity of aproximately 14 years. The unrealized loss of $0.2 million was recorded as a component of other comprehensive loss and will be amortized over the life of the securities or until the security is called.

Irrespective of the classification, accounting and reporting treatment as AFS or HTM securities, if any decline in the market value of a security is deemed to be other-than-temporary, then the security's carrying value shall be written down to fair value and the amount of the write down reflected in earnings. Management evaluates securities for other-than-temporary impairment at least quarterly and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, (iii) the recovery of contractual principal and interest and (iv) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, Management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and industry reports.

The amount of investment securities issued by government agencies, mortgage-backed and asset-backed securities with unrealized losses and the amount of unrealized losses on those investment securities are primarily the result of market interest rates and illiquidity in the market. The Company has the ability and intent to hold these securities until recovery, which may be until maturity.

The corporate debt securities consist primarily of corporate bonds issued by financial institutions, insurance and real estate companies. Also included in corporate debt securities are trust preferred capital securities, many issued by national and global financial services firms. The market values of corporate bonds have declined over the last several months due to larger credit spreads on financial sector debt as well as the real estate markets. The Company believes that the each of the issuers will be able to fulfill the obligations of these securities. The Company has the ability and intent to hold these securities until they recover, which could be at their maturity dates.

In the second quarter of 2010, the Company sold the $12.1 million that remained in the held to maturity category. This represented approximately 4.0% of the total investment portfolio and 1.0% of assets. Several of the securities sold included mortgage backed securities and agency bullet securities which were no longer part of Management's investment portfolio strategy. During the third quarter of 2010, the Company experienced significant deposit growth but decreased loan demand. Deposits grew approximately $123.0 million or 14.0% from June 30, 2010 to December 31, 2010. Net loans declined $38.0 million or 6.0% during the same period. Investment securities increased $142.0 million or 42.0% from June 30, 2010 to December 31, 2010. Market conditions continued to be historically volatile and interest rates declined to levels not seen in decades.

Given the changes in the Company's balance sheet observed during the third quarter and following the completion of a five year strategic plan, certain securities purchased pursuant to this plan were classified as held to maturity. The Company determined the unprecedented market conditions and volatility coupled with a revised five year strategic plan that a waiting period of one quarter was appropriate based on the materiality conditions and the type of securities in the held to maturity portfolio sold during the second quarter of 2010.

The held to maturity portfolio is comprised of government sponsored enterprise securities such as FHLB, FNMA, FHLMC and FFCB. The securities have maturities of 15 years or less and the securities are used to collateralize public funds. The Company has maintained public funds in excess of $175.0 million since December 2007. Management believes that public funds will continue to be a significant part of the Company's deposit base and will need to be collateralized by securities in the investment portfolio.

Other than the corporate debt securities, the Company attributes the unrealized losses mainly to increases in market interest rates over the yield available at the time the underlying securities were purchased and does not expect to incur a loss unless the securities are sold prior to maturity.

Overall market declines, particularly in the banking and financial institutions, as well as the real estate market, are a result of significant stress throughout the regional and national economy. Securities with unrealized losses, in which the Company has not already taken an OTTI charge, are currently performing according to their contractual terms. Management has the intent and ability to hold these securities for the foreseeable future. The fair value is expected to recover as the securities approach their maturity or repricing date or if market yields for such investments decline. As a result of uncertainties in the market place affecting companies in the financial services industry, it is at least reasonably possible that a change in the estimate will occur in the near term.

Securities that are other-than-temporarily impaired are evaluated at least quarterly. The evaluation includes performance indications of the underlying assets in the security, loan to collateral value, third-party guarantees, current levels of subordination, geographic concentrations, industry analysts reports, sector credit ratings, volatility of the securities fair value, liquidity, leverage and capital ratios, the Company's ability to continue as a going concern. If the company is in bankruptcy, the status and potential outcome is also considered.

The Company believes that the securities with unrealized losses reflect impairment that is temporary and that there are currently no securities with other-than-temporary impairment.

During 2010, the Company did not record an impairment write-down on its securities.

During 2009, the Company recorded an impairment writedown totaling $0.8 million. The impairment writedown consisted of one corporate debt security totaling $0.2 million issued by Colonial Bank which had an unrealized loss of $0.2 million, three asset backed securities totaling $0.4 million issued by ALESCO which had unrealized losses of $0.4 million and two asset backed securities totaling $0.2 million issued by TRAPEZA which had unrealized losses of $0.2 million.

During 2008, the Company recorded an impairment writedown totaling $4.6 million. The impairment writedown consisted of three preferred stocks of Fannie Mae and Freddie Mac totaling $3.0 million, on a cost basis, which had unrealized losses of $2.0 million and $1.0 million, respectively, debt securities totaling $0.7 million and $0.2 million issued by Lehman Brothers and Washington Mutual which had unrealized losses of $0.6 million and $0.2 million, respectively. The Company also recorded an impairment writedown on $0.5 million and $0.7 million in asset backed securities issued by TRAPEZA and ALESCO (CDOs) which had unrealized losses of $0.3 million and $0.4 million, respectively.

At December 31, 2010, the Company's exposure to four investment security issuers exceeded 10% of stockholders' equity as follows:

| | Amortized Cost | Fair Value |
|---|---|---|
| | *(in thousands)* | |
| Federal Home Loan Bank (FHLB) | **$158,881** | **$154,621** |
| Federal Home Loan Mortgage Corporation (Freddie Mac) | **30,991** | **30,472** |
| Federal National Mortgage Association (Fannie Mae) | **24,999** | **24,428** |
| Federal Farm Credit Bank (FFCB) | **115,921** | **113,024** |
| Total | **$330,792** | **$322,545** |

## Note 4.
## Loans

The following table summarizes the components of the Company's loan portfolio as of December 31, 2010 and 2009:

| | December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | Balance | As % of Category | Balance | As % of Category |
| | (in thousands) | | | |
| Real estate | | | | |
| Construction and land development | **$ 65,570** | **11.4%** | $ 78,686 | 13.3% |
| Farmland | **13,337** | **2.3%** | 11,352 | 1.9% |
| 1-4 family residential | **73,158** | **12.7%** | 77,470 | 13.1% |
| Multifamily | **14,544** | **2.5%** | 8,927 | 1.5% |
| Non-farm non-residential | **292,809** | **50.8%** | 300,673 | 51.0% |
| Total real estate | **459,418** | **79.7%** | 477,108 | 80.8% |
| Agricultural | **17,361** | **3.0%** | 14,017 | 2.4% |
| Commercial and industrial | **76,590** | **13.3%** | 82,348 | 13.9% |
| Consumer and other | **22,970** | **4.0%** | 17,226 | 2.9% |
| Total loans before unearned income | **576,339** | **100.0%** | 590,699 | 100.0% |
| Less: unearned income | **(699)** | | (797) | |
| Total loans net of unearned income | **$575,640** | | $589,902 | |

The following table summarizes fixed and floating rate loans by maturity and repricing frequencies as of December 31, 2010:

| | December 31, 2010 | | |
|---|---|---|---|
| | Fixed | Floating | Total |
| | (in thousands) | | |
| One year or less | **$ 67,944** | **$167,399** | **$235,343** |
| One to five years | **127,401** | **132,345** | **259,746** |
| Five to 15 years | **2,456** | **30,953** | **33,409** |
| Over 15 years | **9,735** | **9,388** | **19,123** |
| Subtotal | **207,536** | **340,085** | **547,621** |
| Nonaccrual loans | | | **28,718** |
| Total loans before unearned income | | | **$576,339** |
| Unearned income | | | **(699)** |
| Total loans net of unearned income | | | **$575,640** |

The following table presents the age analysis of past due loans at December 31, 2010:

| | December 31, 2010 | | | | | |
|---|---|---|---|---|---|---|
| | 30-89 days past due | Greater than 90 days | Total past due | Current | Total loans | Recorded investment > 90 days accruing |
| | | | | (in thousands) | | |
| Real estate | | | | | | |
| Construction and land development | $ 1,574 | $ 3,383 | $ 4,957 | $ 60,613 | $ 65,570 | $ - |
| Farmland | 41 | - | 41 | 13,296 | 13,337 | - |
| 1-4 family | 4,742 | 3,189 | 7,931 | 65,227 | 73,158 | 1,663 |
| Multifamily | 5,781 | 1,357 | 7,138 | 7,406 | 14,544 | - |
| Non-farm non-residential | 7,960 | 21,944 | 29,904 | 262,905 | 292,809 | - |
| Total real estate | 20,098 | 29,873 | 49,971 | 409,447 | 459,418 | 1,663 |
| Agricultural | 333 | 446 | 779 | 16,582 | 17,361 | - |
| Commercial and industrial | 1,203 | 76 | 1,279 | 75,311 | 76,590 | - |
| Consumer and other | 287 | 42 | 329 | 22,641 | 22,970 | 10 |
| Total loans before unearned income | $21,921 | $30,437 | $52,358 | $523,981 | $576,339 | $ 1,673 |
| Less: unearned income | | | | | (699) | |
| Total loans net of unearned income | | | | | $575,640 | |

Management monitors the credit quality of its loans on an ongoing basis. Measurement of delinquency and past due status are based on the contractual terms of each loan.

For all loan classes, past due loans are reviewed on a monthly basis to identify loans for nonaccrual status. Generally, when collection in full of the principal and interest is jeopardized, the loan is placed on nonaccrual. The accrual of interest income on commercial and most consumer loans generally is discontinued when a loan becomes 90 to 120 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest recognized in income is reversed. The Company's method of income recognition for loans that are classified as nonaccrual is to recognize interest income on a cash basis or apply the cash receipt to principal when the ultimate collectibility of principal is in doubt. Nonaccrual loans will not normally be returned to accrual status unless all past due principal and interest has been paid.

The following is a summary of non-accrual loans by class:

| | December 31, 2010 |
|---|---|
| | *(in thousands)* |
| Real estate: | |
| Construction and land development | $ 3,383 |
| Farmland | - |
| 1-4 family | 1,480 |
| Mulitfamily | 1,357 |
| Non-farm non-real estate | 21,944 |
| Total real estate | 28,164 |
| Agricultural | 446 |
| Commercial and industrial | 76 |
| Consumer and other | 32 |
| Total | $28,718 |

The Company assigns credit quality indicators of pass, special mention and substandard to its loans. For the Company's loans with a corporate credit exposure, the Company internally assigns a grade based on the creditworthiness of the borrower. For loans with a consumer credit exposure, the Company internally assigns a grade based upon an individual loan's delinquency status.

Loans included in the Pass category are performing loans with satisfactory debt coverage ratios, collateral, payment history and documentation.

Special mention loans have potential weaknesses that deserve Management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loans or in the Company's credit position at some future date. Borrowers may be experiencing adverse operating trends (declining revenues or margins) or an ill proportioned balance sheet (e.g., increasing inventory without an increase in sales, high leverage, tight liquidity). Adverse economic or market conditions, such as interest rate increases or the entry of a new competitor, may also support a special mention rating. Nonfinancial reasons for rating a credit exposure special mention include management problems, pending litigation, an ineffective loan agreement or other material structural weakness and any other significant deviation from prudent lending practices.

A substandard loan with a corporate credit exposure is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt by the borrower. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. They require more intensive supervision by Management. Substandard loans are generally characterized by current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization. Repayment may depend on collateral or other credit risk mitigants. For some substandard loans, the likelihood of full collection of interest and principal may be in doubt and thus, placed on nonaccrual. For loans with a consumer credit exposure, loans that are 90 days or more past due or that have been placed on nonaccrual are considered substandard.

The following table identifies the Credit Exposure of the Loan Portfolio by specific credit ratings:

| | December 31, 2010 | | | |
|---|---|---|---|---|
| | Pass | Special Mention | Substandard | Total |
| | | (in thousands) | | |
| Real estate | | | | |
| Construction and land development | $ 55,228 | $ 249 | $ 10,093 | $ 65,570 |
| Farmland | 13,296 | - | 41 | 13,337 |
| 1-4 family | 60,870 | 4,172 | 8,116 | 73,158 |
| Multifamily | 8,763 | - | 5,781 | 14,544 |
| Non-farm non-residential | 258,740 | 141 | 33,928 | 296,809 |
| Total real estate | 396,897 | 4,562 | 57,959 | 459,418 |
| Agricultural | 17,361 | - | - | 17,361 |
| Commercial and industrial | 73,686 | 13 | 2,891 | 76,590 |
| Consumer and other | 22,845 | 32 | 93 | 22,970 |
| Total loans before unearned income | $ 510,789 | $ 4,607 | $ 60,943 | $ 576,339 |
| Less: unearned income | | | | (699) |
| Total loans net of unearned income | | | | $ 575,640 |

## Note 5.
## Allowance for Loan Losses

A summary of changes in the allowance for loan losses, by portolio type, for the year ended December 31, 2010 is as follows:

| Real estate loans | December 31, 2010 | | | | |
|---|---|---|---|---|---|
| | Construction and Land Development | Farmland | 1-4 Family | Multi-family | Non-farm non-residential |
| | | | (in thousands) | | |
| Allowance for credit losses: | | | | | |
| Beginning balance | $ 1,176 | $ 56 | $ 2,466 | $ 128 | $ 2,727 |
| Charge-offs | (5) | - | (1, 534) | - | (235) |
| Recoveries | 1 | - | 11 | - | 30 |
| Provision | (195) | (10) | 948 | 359 | 901 |
| Ending balance | $ 977 | $ 46 | $ 1,891 | $ 487 | $ 3,423 |
| Allowance at the end of the year: | | | | | |
| Individually evaluated for impairment | $ 323 | $ - | $ 726 | $ 179 | $ 1,901 |
| Collectively evaluated for impairment | 654 | 46 | 1,165 | 308 | 1,522 |
| Loans at end of year (before earned income) | $ 65,570 | $ 13,337 | $73,158 | $ 14,544 | $ 292,809 |
| Loans individually evaluated for impairment: | 6,222 | - | 4,450 | 7,138 | 35,931 |
| Loans collectively evaluated for impairment: | 59,348 | 13,337 | 68,708 | 7,406 | 256,878 |

| Non-real estate loans | December 31, 2010 | | | | |
|---|---|---|---|---|---|
| | Agricultural | Commercial and industrial | Consumer and other | Unallocated | Total |
| | | | (in thousands) | | |
| Allowance for credit losses: | | | | | |
| Beginning balance | $ 82 | $ 1,031 | $ 246 | $ 7 | $ 7,919 |
| Charge-offs | - | (3,395) | (444) | - | (5,613) |
| Recoveries | - | 164 | 151 | - | 357 |
| Provision | (2) | 2,710 | 437 | 506 | 5,654 |
| Ending balance | $ 80 | $ 510 | $ 390 | $ 513 | $ 8,317 |
| Allowance at the end of the year: | | | | | |
| Individually evaluated for impairment | $ - | $ 408 | $ - | $ - | $ 3,537 |
| Collectively evaluated for impairment | 80 | 102 | 390 | 513 | 4,780 |
| Loans at end of year (before earned income) | $ 17,361 | $76,590 | $22,970 | - | $ 576,339 |
| Loans individually evaluated for impairment: | - | 2,735 | - | - | 56,476 |
| Loans collectively evaluated for impairment: | 17,361 | 73,855 | 22,970 | - | 519,863 |

Negative provisions are caused by changes in the composition and credit quality of the loan portfolio. The result is a re-allocation of the loan loss reserve from one category to another.

Changes in the allowance for loan losses are as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2010** | 2009 | 2008 |
| | | *(in thousands)* | |
| Balance, beginning of year | **$ 7,919** | $ 6,482 | $ 6,193 |
| Provision charged to expense | **5,654** | 4,155 | 1,634 |
| Loans charged off | **(5,613)** | (2,879) | (1,613) |
| Recoveries | **357** | 161 | 268 |
| Balance, end of year | **$ 8,317** | $ 7,919 | $ 6,482 |

The allowance for loan losses is reviewed by Management on a monthly basis and additions thereto are recorded in order to maintain the allowance at an adequate level. In assessing the adequacy of the allowance, Management considers a variety of internal and external factors that might impact the performance of individual loans. These factors include, but are not limited to, economic conditions and their impact upon borrowers' ability to repay loans, respective industry trends, borrower estimates and independent appraisals. Periodic changes in these factors impact Management's assessment of each loan and its overall impact on the adequacy of the allowance for loan losses.

The monitoring of credit risk also extends to unfunded credit commitments, such as unused commercial credit lines and letters of credit, and Management establishes reserves as needed for its estimate of probable losses on such commitments.

As of December 31, 2010, 2009 and 2008, the Company had loans totaling $28.7 million, $14.2 million and $9.1 million, respectively, on which the accrual of interest had been discontinued. As of December 31, 2010, 2009 and 2008, the Company had loans past due 90 days or more and still accruing interest totaling $1.7 million, $0.8 million and $0.2 million, respectively.

The average amount of non-accrual loans in 2010 was $21.45 million compared to $10.6 million in 2009. Had these loans performed in accordance with their original terms, the Company's interest income would have been increased by approximately $1.65 million and $0.4 million for the years ended December 31, 2010 and 2009, respectively. Impaired loans at December 31, 2010 and 2009, including non-accrual loans, amounted to $56.5 million and $33.9 million, respectively. The portion of the allowance for loan losses allocated to all impaired loans amounted to $3.5 million and $2.7 million at December 31, 2010 and 2009, respectively. As of December 31, 2010, the Company has no outstanding commitments to advance additional funds in connection with impaired loans.

The following is a summary of information pertaining to impaired loans as of December 31:

| | 2010 | 2009 |
|---|---|---|
| | (in thousands) | |
| Impaired loans without a valuation allowance | **$ 8,713** | $ 5,853 |
| Impaired loans with a valuation allowance | **47,763** | 28,080 |
| Total impaired loans | **$56,476** | $33,933 |
| Valuation allowance related to impaired loans | **$ 3,537** | $ 2,967 |
| Total nonaccrual loans | **$28,718** | $14,183 |
| Total loans past due 90 days and still accruing | **$ 1,673** | $ 785 |

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| | | (in thousands) | |
| Average investment in impaired loans | **$37,094** | $ 8,979 | $9,027 |
| Interest income recognized on impaired loans | **$ 2,402** | $ 184 | $1,049 |
| Interest income recognized on a cash basis on impaired loans | **$ 1,304** | $ 565 | $ 283 |

The following is a summary of impaired loans by class:

| | December 31, 2010 | | | | |
|---|---|---|---|---|---|
| | Recorded Investment | Unpaid Principal Balance | Related Allowance | Average Recorded Investment | Interest Income Recognized |
| | | | (in thousands) | | |
| With no related allowance: | | | | | |
| Real estate: | | | | | |
| Construction and land development | $ 4,105 | $ 5,380 | $ - | $ 5,532 | $ 389 |
| Farmland | - | - | - | - | - |
| 1-4 family | 53 | 684 | - | 2,576 | 204 |
| Multifamily | - | - | - | - | - |
| Non-farm non-residential | 4,555 | 4,555 | - | 3,331 | 203 |
| Total real estate | 8,713 | 10,619 | - | 11,439 | 796 |
| Agricultural | - | - | - | - | - |
| Commercial and industrial | - | - | - | 425 | 37 |
| Consumer and other | - | - | - | - | - |
| With an allowance recorded: | | | | | |
| Real estate: | | | | | |
| Construction and land development | 2,117 | 2,117 | 323 | 2,557 | 182 |
| Farmland | - | - | - | - | - |
| 1-4 family | 4,397 | 4,397 | 726 | 1,490 | 103 |
| Multifamily | 7,138 | 7,138 | 179 | 5,896 | 318 |
| Non-farm non-residential | 31,376 | 31,376 | 1,901 | 13,655 | 852 |
| Total real estate | 45,028 | 45,028 | 3,129 | 23,598 | 1,455 |
| Agricultural | - | - | - | - | - |
| Commercial and industrial | 2,735 | 2,735 | 408 | 1,632 | 114 |
| Consumer and other | - | - | - | - | - |
| Total | $56,476 | $58,382 | $3,537 | $ 37,094 | $2,402 |

## Note 6.
## Premises and Equipment

The major categories comprising premises and equipment at December 31, 2010 and 2009 are as follows:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| | (in thousands) | |
| Land | $ 4,539 | $ 4,514 |
| Bank premises | 15,804 | 16,608 |
| Furniture and equipment | 15,074 | 14,264 |
| Construction in progress | 52 | - |
| Acquired value | 35,469 | 35,386 |
| Less: acculated depreciation | 19,446 | 18,682 |
| Net book value | $16,023 | $16,704 |

Depreciation expense amounted to approximately $1.2 million, $1.0 million and $1.0 million for 2010, 2009 and 2008, respectively.

## Note 7.
## Goodwill and Other Intangible Assets

Goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Other intangible assets continue to be amortized over their useful lives. Goodwill for the year ended December 31, 2010 was $2.0 million and was acquired in the Homestead Bank acquisition in 2007. No impairment charges have been recognized since the acquisition. Mortgage servicing rights totaled $0.2 million at December 31, 2010 and $0.1 million at December 31, 2009. Other intangible assets recorded include core deposit intangibles, which are subject to amortization. The core deposits reflect the value of deposit relationships, including the beneficial rates, which arose from the purchase of other financial institutions and the purchase of various banking center locations from one single financial institution.

The following table summarizes the Company's purchased accounting intangible assets subject to amortization.

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | |
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| | (in thousands) | | | | | |
| Core deposit intangibles | $7,997 | $6,457 | $1,540 | $7,997 | $6,240 | $1,757 |
| Mortgage servicing rights | 235 | 46 | 189 | 157 | 21 | 136 |
| Total | $8,232 | $6,503 | $1,729 | $8,154 | $6,261 | $1,893 |

Amortization expense relating to purchase accounting intangibles totaled $0.2 million, $0.3 million and $0.3 million for the year ended December 31, 2010, 2009 and 2008, respectively. Estimated future amortization expense is as follows:

| For the Years Ended December 31, | | Estimated Amortization Expense |
|---|---|---|
| | (in thousands) | |
| 2011 | | $218 |
| 2012 | | $216 |
| 2013 | | $185 |
| 2014 | | $185 |
| 2015 | | $185 |

These estimates do not assume the addition of any new intangible assets that may be acquired in the future nor any writedowns resulting from impairment.

## Note 8.
## Other Real Estate

As of December 31, 2010 and 2009 other real estate, net, (ORE) totaled $0.6 million and $0.7 million. ORE consisted of $0.2 million of 1-4 family residential properties, $0.3 million of construction, land development and other loans and $0.1 million non-farm non-residential properties at December 31, 2010. At December 31, 2009, ORE consisted of $0.3 million of 1-4 family residential properties and $0.4 million of non-farm non-residential properties.

## Note 9.
## Deposits

The aggregate amount of jumbo time deposits, each with a minimum denomination of $100,000, was approximately $420.1 million and $271.2 million at December 31, 2010 and 2009, respectively.

At December 31, 2010, the scheduled maturities of time deposits are as follows:

| | December 31, 2010 |
|---|---|
| | (in thousands) |
| Due in one year or less | $289,777 |
| Due after one year through three years | 303,772 |
| Due after three years | 44,135 |
| Total | $637,684 |

The table above includes brokered deposits totaling $12.9 million in reciprocal time deposits acquired from the Certificate of Deposit Account Registry Service (CDARS). At December 31, 2009, the Company had $10.1 million in brokered deposits under the CDARS program.

## Note 10. Borrowings

Short-term borrowings are summarized as follows:

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| | (in thousands) | |
| Securities sold under agreements to repurchase | **$12,589** | $11,929 |
| Total short-term borrowings | **$12,589** | $11,929 |

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Interest rates on repurchase agreements are set by Management and are generally based on the 91-day Treasury bill rate. Repurchase agreement deposits are fully collateralized and monitored daily.

The Company's available lines of credit with correspondent banks, including the Federal Home Loan Bank, totaled $100.6 million at December 31, 2010 and $139.5 million at December 31, 2009.

At December 31, 2010, the Company had $98.7 million in blanket lien availability (primarily secured by commercial real estate loans) and $98.4 million in custody status availability (primarily secured by commercial real estate loans and 1-4 family mortgage loans). Total gross availability at the FHLB was $197.2 million at December 31, 2010 but was reduced by its letters of credit totaling $145.0 million. Net availability with the FHLB at December 31, 2010 was $52.2 million. The Company also had lines available with other correspondent banks totaling $48.4 million at December 31, 2010.

With the exception of the FHLB, no other lines were outstanding with any other correspondent bank at December 31, 2010.

The following schedule provides certain information about the Company's short-term borrowings during the periods indicated:

| | December 31, 2010 | December 31, 2009 | December 31, 2008 |
|---|---|---|---|
| | | (in thousands) | |
| Outstanding at year end | **$12,589** | $11,929 | $ 9,767 |
| Maximum month-end outstanding | **30,465** | 26,372 | 41,321 |
| Average daily outstanding | **13,086** | 18,233 | 11,379 |
| Weighted average rate during the year | **0.21%** | 0.81% | 2.16% |
| Average rate at year end | **0.21%** | 0.23% | 0.19% |

In November 2009, the Company originated a $10.0 million amortizing one year advance at a rate of 0.861%. In December 2009, the Company originated a $10.0 million interest only bullet advance with a one year maturity at a rate of 0.480%. The Company's long-term debt totaled $20.0 million at December 31, 2009. The Company had no long-term debt at December 31, 2010.

At December 31, 2010, letters of credit issued by the FHLB totaling $145.0 million were outstanding and carried as off-balance sheet items, all of which expire in 2011. At December 31, 2009, letters of credit issued by the FHLB totaling $140.0 million were outstanding and carried as off-balance sheet items, all of which expire in 2010. The letters of credit are solely used for pledging towards public fund deposits. See Note 20 to the Consolidated Financial Statements for additional information.

The FHLB has a blanket lien on substantially all of the Bank's loan portfolio that is used to secure borrowings from the FHLB.

## Note 11. Issuance of Preferred Stock

On August 28, 2009, the Company entered into a Letter Agreement, which includes a Securities Purchase Agreement and a Side Letter Agreement (together, the "Purchase Agreement"), with the United States Department of the Treasury ("Treasury Department") pursuant to which the Company has issued and sold to the Treasury Department 2,069.9 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $1,000 per share for a total purchase price of $20.7 million. In addition to the issuance of the Series A Stock, as a part of the transaction, the Company issued to the Treasury Department a warrant to purchase 114.44444 shares of the Company's Fixed Rate Cumulative Preferred Stock, Series B, and immediately following the issuance of the Series A stock, the Treasury Department exercised its rights and acquired 103 of the Series B shares through a cashless exercise. The newly issued Series A Stock, generally non-voting stock, pays cumulative dividends of 5% for five years, and a rate of 9% dividends, per annum, thereafter. The newly issued Series B Stock, generally non-voting, pays cumulative dividends at a rate of 9% per annum. Both the Series A Stock and the Series B Stock were issued in a private placement.

Under the Treasury Department terms related to this issuance of the preferred stock Capital Purchase Program ("CPP") participating companies must adopt certain standards for executive compensation, including (a) prohibiting "golden parachute" payments as defined in the EESA to senior Executive Officers; (b) requiring recovery of any compensation paid to senior Executive Officers based on criteria that is later proven to be materially inaccurate; and (c) prohibiting incentive compensation that encourages unnecessary and excessive risks that threaten the value of the financial institution. The terms of the CPP also limit certain uses of capital by the issuer, including repurchases of company stock and increases in dividends.

## Note 12. Minimum Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of

December 31, 2010 and 2009, that the Company and the Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2010, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that Management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2010 and 2009 are presented in the following table.

| | Actual | | Minimum Capital Requirements | | Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | (in thousands) | | | |
| **December 31, 2010** | | | | | | |
| Total risk-based capital: | | | | | | |
| First Guaranty Bancshares, Inc. | **$102,828** | **13.03%** | **$63,117** | **8.00%** | **N/A** | **N/A** |
| First Guaranty Bank | **95,644** | **12.13%** | **63,096** | **8.00%** | **78,870** | **10.00%** |
| Tier 1 capital: | | | | | | |
| First Guaranty Bancshares, Inc. | **94,511** | **11.98%** | **31,588** | **4.00%** | **N/A** | **N/A** |
| First Guaranty Bank | **87,347** | **11.07%** | **31,548** | **4.00%** | **47,322** | **6.00%** |
| Tier 1 leverage capital: | | | | | | |
| First Guaranty Bancshares, Inc. | **94,511** | **8.69%** | **43,528** | **4.00%** | **N/A** | **N/A** |
| First Guaranty Bank | **87,347** | **8.06%** | **43,356** | **4.00%** | **54,195** | **5.00%** |
| December 31, 2009 | | | | | | |
| Total risk-based capital: | | | | | | |
| First Guaranty Bancshares, Inc. | $96,514 | 12.97% | $59,536 | 8.00% | N/A | N/A |
| First Guaranty Bank | 91,388 | 12.22% | 59,834 | 8.00% | 74,793 | 10.00% |
| Tier 1 capital: | | | | | | |
| First Guaranty Bancshares, Inc. | 88,595 | 11.90% | 29,768 | 4.00% | N/A | N/A |
| First Guaranty Bank | 83,469 | 11.16% | 29,917 | 4.00% | 44,876 | 6.00% |
| Tier 1 leverage capital: | | | | | | |
| First Guaranty Bancshares, Inc. | 88,595 | 9.58% | 36,979 | 4.00% | N/A | N/A |
| First Guaranty Bank | 83,469 | 9.03% | 36,985 | 4.00% | 46,231 | 5.00% |

## Note 13.
## Dividend Restrictions

The Federal Reserve Bank ("FRB") has stated that, generally, a bank holding company should not maintain a rate of distributions to shareholders unless its available net income has been sufficient to fully fund the distributions, and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition. As a Louisiana corporation, the Company is restricted under the Louisiana corporate law from paying dividends under certain conditions. The Company is currently required to obtain prior written approval from the FRB before declaring or paying any corporate dividend.

First Guaranty Bank may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. First Guaranty Bank is also subject to regulations that impose minimum regulatory capital and minimum state law earnings requirements that affect the amount of cash available for distribution. In addition, under the Louisiana Banking Law, dividends may not be paid if it would reduce the unimpaired surplus below 50% of outstanding capital stock in any year.

The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by the Bank in 2011 without permission will be limited to 2011 earnings plus the undistributed earnings of $5.1 million from 2010.

Accordingly, at January 1, 2011, $85.6 million of the Company's equity in the net assets of the Bank was restricted. Funds available for loans or advances by the Bank to the Company amounted to $9.6 million. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

The Company is prohibited under the terms of the Treasury CPP program from certain capital uses, including repurchases of Company stock and increases in dividends until August 28, 2012. After that date and until redemption of the preferred stock, such capital uses must have prior permission from the Treasury Department.

## Note 14.
## Related Party Transactions

In the normal course of business, the Company has loans, deposits and other transactions with its executive officers, directors and certain business organizations and individuals with which such persons are associated. An analysis of the activity of loans made to such borrowers during the year ended December 31, 2010 follows:

| | December 31, | |
|---|---|---|
| | **2010** | **2009** |
| | (in thousands) | |
| Balance, beginning of year | **$ 23,340** | $ 22,457 |
| New loans | **8,636** | 16,098 |
| Repayments | **(12,490)** | (15,215) |
| Balance, end of year | **$ 19,486** | $ 23,340 |

Unfunded commitments to the Company's directors and executive officers totaled $13.4 million and $7.7 million at December 31, 2010 and 2009, respectively. At December 31, 2010 the Company had deposits from director's and executives totaling $12.6 million. There were no participations in loans purchased from affiliated financial institutions included in the Company's loan portfolio in 2010. During 2009, there were no participations in loans purchased from affiliated financial institutions. There were no participations sold to affiliated financial institutions in 2010 and $2.4 million in participation sold to affilated financial institutions at December 31, 2009.

During the years ended 2010, 2009 and 2008, the Company paid approximately $0.6 million, $0.6 million and $0.5 million, respectively, for printing services and supplies and office furniture and equipment to Champion Graphic Communications (or subsidiary companies of Champion Industries, Inc.), of which Mr. Marshall T. Reynolds, the Chairman of the Company's Board of Directors, is President, Chief Executive Officer, Chairman of the Board of Directors and holder of 47.6% of the capital stock as of January 15, 2011; approximately $1.4 million, $1.4 million and $1.3 million, respectively, to participate in the Champion Industries, Inc. employee medical benefit plan; and approximately $0.2 million, $0.2 million and $0.2 million, respectively, to Sabre Transportation, Inc. for travel expenses of the Chairman and other directors. These expenses include, but are not limited to, the utilization of an aircraft, fuel, air crew, ramp fees and other expenses attendant to the Company's use. The Harrah and Reynolds Corporation, of which Mr. Reynolds is President and Chief Executive Officer and sole shareholder, has controlling interest in Sabre Transportation, Inc.

During the years ended 2010, 2009 and 2008 the Company paid approximately $73,000, $66,000 and $30,000, respectively, to subsidiaries of Hood Automotive Group, of which Mr. Hood is the President. Expenses include the purchases of new Company vehicles and services on Company-owned vehicles.

During the year ended 2009 and 2008 the Company engaged the services of Cashe, Lewis, Coudrain and Sandage, attorneys-at-law, of which Mr. Alton Lewis, a director of the Company, was a partner, to represent the Company with certain legal matters. Mr. Lewis had a 25% ownership interest in the law firm. In October 2009, Mr. Lewis joined the Company as the Chief Executive Officer. As of that date, Mr. Lewis was no longer a partner in the law firm Cashe, Lewis, Coudrain and Sandage. The fees paid to Cashe, Lewis, Coudrain and Sandage for legal services totaled $0.1 million for the calendar period ended September 30, 2009. The fees paid for these legal services totaled $0.2 million for the year ended 2008. The Company has continued to be represented by Cashe, Coudrain, and Sandage in certain legal matters and for the remainder of 2009 the Company paid $23,000. In 2010 the Company paid $0.2 million for the services of Cashe, Coudrain, and Sandage.

## Note 15. Employee Benefit Plans

The Company has an employee savings plan to which employees, who meet certain service requirements, may defer one to 20% of their base salaries, six percent of which may be matched up to 100%, at its sole discretion. Contributions to the savings plan were $129,000, $64,000 and $64,000 in 2010, 2009 and 2008, respectively.

An Employee Stock Ownership Plan ("ESOP") benefits all eligible employees. Full-time employees who have been credited with at least 1,000 hours of service during a 12 consecutive month period and who have attained age 21 are eligible to participate in the ESOP. The plan document has been approved by the Internal Revenue Service. Contributions to the ESOP are at the sole discretion of the Company.

No contributions were made to the ESOP for the year 2010. Voluntary contributions of $100,000 to the ESOP were made in 2009 and 2008 for the purchase of shares from third parties at market value. As of December 31, 2010, the ESOP held 23,562 shares. In October of 2010, the ESOP plan was frozen and the Company does not plan to make future contributions to this plan.

## Note 16.
## Other Expenses

The following is a summary of the significant components of other noninterest expense:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2010** | 2009 | 2008 |
| | | *(in thousands)* | |
| **Other noninterest expense** | | | |
| Legal and professional fees | **$ 1,791** | $ 1,254 | $1,496 |
| Operating supplies | **594** | 537 | 572 |
| Marketing and public relations | **1,426** | 809 | 1,131 |
| Data processing | **1,143** | 1,067 | 1,063 |
| Travel and lodging | **435** | 398 | 416 |
| Taxes - sales and capital | **620** | 529 | 571 |
| Telephone | **177** | 192 | 185 |
| Amortization of core deposit intangibles | **218** | 291 | 311 |
| Donations | **778** | 221 | 258 |
| Regulatory assessment expense | **1,496** | 2,049 | 827 |
| Net cost of other real estate and repossessions | **858** | 399 | 249 |
| Other | **2,331** | 2,618 | 2,606 |
| Total other expense | **$ 11,867** | $10,364 | $9,685 |

## Note 17.
## Advertising Expenses

The Company does not capitalize advertising costs. They are expensed as incurred and are included in Other Noninterest Expense on the Consolidated Statements of Income. Advertising expense was $0.4 million, $0.4 million and $0.6 million for 2010, 2009 and 2008, respectively.

## Note 18. Income Taxes

The following is a summary of the provision for income taxes included in the Statements of Income:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2010** | 2009 | 2008 |
| | | *(in thousands)* | |
| Current | **$4,604** | $ 3,705 | $5,423 |
| Deferred | **622** | 67 | (2,848) |
| Tax credits | **-** | (46) | (105) |
| Total | **$5,226** | $ 3,726 | $2,470 |

The difference between income taxes computed by applying the statutory federal income tax rate and the provision for income taxes in the financial statements is reconciled as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2010** | 2009 | 2008 |
| | | *(in thousands)* | |
| Statutory tax rate | **34.2%** | 34.0% | 34.3% |
| Federal income taxes at statutory rate | **$5,224** | $3,854 | $2,739 |
| Tax credits | **-** | (46) | (105) |
| Other | **2** | (82) | (164) |
| Total | **$5,226** | $3,726 | $2,470 |

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities, and available tax credit carryforwards. Temporary differences between the financial statement and tax values of assets and liabilities give rise to deferred tax assets (liabilities). The significant components of deferred tax assets and liabilities at December 31, 2010 and 2009 are as follows:

| | Years Ended December 31, | |
|---|---|---|
| | **2010** | **2009** |
| | *(in thousands)* | |
| **Deferred tax assets:** | | |
| Allowance for loan losses | **$ 2,828** | $ 2,692 |
| Other real estate owned | **135** | 36 |
| Impairment writedown on securities | **168** | 1,236 |
| Unrealized loss on available for sale securities | **133** | - |
| Other | **249** | 145 |
| Gross deferred tax assets | **$ 3,513** | $ 4,109 |
| **Deferred tax liabilities:** | | |
| Depreciation and amortization | **(1,139)** | (1,238) |
| Unrealized gains on available for sale securities | **-** | (1,070) |
| Other | **(218)** | (226) |
| Gross deferred tax liabilities | **(1,357)** | (2,534) |
| Net deferred tax assets | **$ 2,156** | $ 1,575 |

As of December 31, 2010 and 2009, there were no net operating loss carryforward for income tax purposes.

ASC 740-10, Income Taxes, clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the Consolidated Financial Statements recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company does not believe it has any unrecognized tax benefits included in its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statue of limitations.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the years ended December 31, 2010, 2009 and 2008, the Company did not recognize any interest or penalties in its Consolidated Financial Statements, nor has it recorded an accrued liability for interest or penalty payments.

## Note 19.
## Comprehensive Income

The following is a summary of the components of other comprehensive income as presented in the Statements of Changes in Stockholders' Equity:

| | December 31, | | |
|---|---|---|---|
| | **2010** | 2009 | 2008 |
| | | *(in thousands)* | |
| Unrealized gain (loss) on available for sale securities, net | **$(1,085)** | $ 9,382 | $(8,889) |
| Unrealized loss on held to maturity securities, net | **-** | (224) | - |
| Reclassification for OTTI losses | **-** | 829 | 4,611 |
| Reclassification adjustments for net losses, realized net income | **(2,453)** | (2,056) | 1 |
| Other comprehensive income (loss) | **(3,538)** | 7,931 | (4,277) |
| Income tax (provision) benefit related to other comprehensive income | **1,202** | (2,696) | 1,454 |
| Other comprehensive income (loss), net of income taxes | **$(2,336)** | $ 5,235 | $(2,823) |

## Note 20.
## Off-balance Sheet Items

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as it does for on-balance sheet instruments.

Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on Management's credit evaluation of the counterpart. Collateral requirements vary but may include accounts receivable, inventory, property, plant and equipment, residential real estate and commercial properties.

Standby and commercial letters of credit are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of these guarantees are short-term, one year or less; however, some guarantees extend for up to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral requirements are the same as on-balance sheet instruments and commitments to extend credit.

There were no losses incurred on any commitments in 2010 or 2009.

A summary of the notional amounts of the financial instruments with off-balance sheet risk at December 31, 2010 and 2009 follows:

| | December 31, | |
|---|---|---|
| | **2010** | **2009** |
| | (in thousands) | |
| Financial instruments whose contract amounts represent credit risk: | | |
| Commitments to extend credit | **$95,204** | $51,132 |
| Standby letters of credit | **5,681** | 7,091 |

## Note 21. Fair Value Measurements

The fair value of a financial instrument is the current amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques use certain inputs to arrive at fair value. Inputs to valuation techniques are the assumptions that market participants would use in pricing the asset or liability. They may be observable or unobservable. The Company uses a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

**Level 1 Inputs** – Unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

**Level 2 Inputs** – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds or credit risks) or inputs that are derived principally from or corroborated by market data by correlation or other means.

**Level 3 Inputs** – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy.

***Securities available for sale***

Securities are classified within (Level 1) where quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics, at which point the securities would be classified within (Level 2) of the hierarchy. Securities classified (Level 3) in the Company's portfolio as of December 31, 2010 include municipal bonds from two local municipalities.

***Impaired loans***

Loans are measured for impairment using the methods permitted by ASC Topic 310. Fair value of impaired loans is measured by either the loans obtainable market price, if available (Level 1), the fair value of the collateral if the loan is collateral dependent (Level 2), or the present value of expected future cash flows, discounted at the loans effective interest rate (Level 3). Fair value of the collateral is determined by appraisals or independent valuation.

***Other real estate owned***

Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Fair values of OREO at December 31, 2010 are determined by sales agreement or appraisal, and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values on the properties or recent sales activity for similar assets in the property's market, and thus OREO measured at fair value would be classified within Level 2 of the hierarchy.

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| | (in thousands) | |
| Securities available for sale measured at fair value | **$322,128** | $ 249,480 |
| Fair Value Measurements Using: | | |
| Quoted Prices in Active Markets for Identical Assets (Level 1) | **14,374** | 16,943 |
| Significant Other Observable Inputs (Level 2) | **299,366** | 223,537 |
| Significant Unobservable Inputs (Level 3) | **8,388** | 9,000 |

The following table reconciles assets measured at fair value on a recurring basis using unobservable inputs (Level 3):

| | Municipal Bonds |
|---|---|
| | (in thousands) |
| Balance, beginning of year | **$9,000** |
| Total gains or losses (realized/unrealized) | |
| Included in earnings | - |
| Included in other comprehensive income | - |
| Purchases, sales, issuances and settlements, net | **(612)** |
| Transfers in and/or out of Level 3 | - |
| Balance as of end of year | **8,388** |
| The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assest still held as of December 31, 2010 | **$ -** |

Gains and losses (realized and unrealized) included in earnings (or changes in net assets) for 2010 on a recurring basis are reported in noninterest or other comprehensive income as follows:

| | Noninterest Income | Other Comprehensive Income |
|---|---|---|
| | (in thousands) | |
| Total gains included in earnings (or changes in net assets) | **$3,162** | |
| Changes in unrealized gains (losses) relating to assets still held at December 31, 2010 | | **$(2,336)** |

The following table measures financial assets and financial liabilities measured at fair value on a non-recurring basis as of December 31, 2010, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| | (in thousands) | |
| **Impaired loans measured at fair value** | **$47,763** | $28,080 |
| Fair Value Measurements Using: | | |
| Quoted Prices in Active Markets for Identical Assets (Level 1) | - | - |
| Significant Other Observable Inputs (Level 2) | **30,364** | 11,166 |
| Significant Unobservable Inputs (Level 3) | **17,399** | 16,914 |
| **Other real estate owned measured at fair value** | **$ 577** | $ 658 |
| Quoted Prices in Active Markets for Identical Assets (Level 1) | - | - |
| Significant Other Observable Inputs (Level 2) | **577** | 658 |
| Significant Unobservable Inputs (Level 3) | - | - |

## Note 22. Financial Instruments

Fair value estimates are generally subjective in nature and are dependent upon a number of significant assumptions associated with each instrument or group of similar instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows and relevant available market information. Fair value information is intended to represent an estimate of an amount at which a financial instrument could be exchanged in a current transaction between a willing buyer and seller engaging in an exchange transaction. However, since there are no established trading markets for a significant portion of the Company's financial instruments, the Company may not be able to immediately settle financial instruments; as such, the fair values are not necessarily indicative of the amounts that could be realized through immediate settlement. In addition, the majority of the financial instruments, such as loans and deposits, are held to maturity and are realized or paid according to the contractual agreement with the customer.

Quoted market prices are used to estimate fair values when available. However, due to the nature of the financial instruments, in many instances quoted market prices are not available. Accordingly, estimated fair values have been estimated based on other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of financial instruments, possible income tax ramifications or estimated transaction costs. The fair value estimates are subjective in nature and involve matters of significant judgment and, therefore, cannot be determined with precision. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date.

As events change the assumptions underlying these estimates, the fair values of financial instruments will change.

Disclosure of fair values is not required for certain items such as lease financing, investments accounted for under the equity method of accounting, obligations of pension and other post-retirement benefits, premises and equipment, other real estate, prepaid expenses, the value of long-term relationships with depositors (core deposit intangibles) and other customer relationships, other intangible assets and income tax assets and liabilities. Fair value estimates are presented for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses have not been considered in the estimates. Accordingly, the aggregate fair value amounts presented do not purport to represent and should not be considered representative of the underlying market or franchise value of the Company.

Because the standard permits many alternative calculation techniques and because numerous assumptions have been used to estimate the fair values, reasonable comparison of the fair value information with other financial institutions' fair value information cannot necessarily be made.

The methods and assumptions used to estimate the fair values of each class of financial instruments, that are not disclosed above, are as follows:

***Cash and due from banks, interest-bearing deposits with banks, federal funds sold and federal funds purchased.*** These items are generally short-term in nature and, accordingly, the carrying amounts reported in the Statements of Condition are reasonable approximations of their fair values.

***Investment Securities.*** Fair values are principally based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or the use of discounted cash flow analyses.

***Loans Held for Sale.*** Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

***Loans, net.*** Market values are computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread.

***Accrued interest receivable.*** The carrying amount of accrued interest receivable approximates its fair value.

***Deposits.*** Market values are actually computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread.

***Accrued interest payable.*** The carrying amount of accrued interest payable approximates its fair value.

***Borrowings.*** The carrying amount of federal funds purchased and other short-term borrowings approximate their fair values. The fair value of the Company's long-term borrowings is computed using net present value formulas. The present value is the sum of the present value of all projected cash flows on a item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread.

***Other unrecognized financial instruments.*** The fair value of commitments to extend credit is estimated using the fees charged to enter into similar legally binding agreements, taking into account the remaining terms of the agreements and customers' credit ratings. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of letters of credit are based on fees charged for similar agreements or on estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2010 and 2009 the fair value of guarantees under commercial and standby letters of credit was immaterial.

The estimated fair values and carrying values of the financial instruments at December 31, 2010 and 2009 are presented in the following table:

| | December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| | Carrying Value | Estimated Fair Value | Carrying Value | Estimated Fair Value |
| | (in thousands) | | | |
| **Assets** | | | | |
| Cash and cash equivalents | **$ 44,837** | **$ 44,837** | $ 46,718 | $ 46,718 |
| Securities, available for sale | **322,128** | **322,128** | 249,480 | 249,480 |
| Securities, held to maturity | **159,833** | **155,326** | 12,349 | 12,462 |
| Federal Home Loan Bank stock | **1,615** | **1,615** | 2,547 | 2,547 |
| Loans, net | **567,323** | **570,566** | 581,983 | 584,248 |
| Accrued interest receivable | **7,664** | **7,664** | 5,807 | 5,807 |
| **Liabilities** | | | | |
| Deposits | **$1,007,383** | **$1,016,679** | $799,746 | $802,183 |
| Borrowings | **12,589** | **12,591** | 31,929 | 31,918 |
| Accrued interest payable | **3,539** | **3,539** | 2,519 | 2,519 |

There is no material difference between the contract amount and the estimated fair value of off-balance sheet items that are primarily comprised of short-term unfunded loan commitments that are generally priced at market.

## Note 23. Concentrations of Credit and Other Risks

Personal, commercial and residential loans are granted to customers, most of who reside in northern and southern areas of Louisiana. Although the Company has a diversified loan portfolio, significant portions of the loans are collateralized by real estate located in Tangipahoa Parish and surrounding parishes in southeast Louisiana. Declines in the Louisiana economy could result in lower real estate values which could, under certain circumstances, result in losses to the Company.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers. Generally, credit is not extended in excess of $8.0 million to any single borrower or group of related borrowers.

Approximately 35.4% of the Company's deposits are derived from local governmental agencies. These governmental depositing authorities are generally long-term customers. A number of the depositing authorities are under contractual obligation to maintain their operating funds exclusively with the Company. In most cases, the Company is required to pledge securities or letters of credit issued by the Federal Home Loan Bank to the depositing authorities to collateralize their deposits. Under certain circumstances, the withdrawal of all of, or a significant portion of, the deposits of one or more of the depositing authorities may result in a temporary reduction in liquidity, depending primarily on the maturities and/or classifications of the securities pledged against such deposits and the ability to replace such deposits with either new deposits or other borrowings.

Public fund deposits totaled $356.2 million or 35.4% of total deposits at December 31, 2010. Six public entities comprised $277.6 million or 77.9% of the total public funds as of December 31, 2010.

## Note 24. Litigation

The Company is subject to various legal proceedings in the normal course of its business. It is Management's belief that the ultimate resolution of such claims will not have a material adverse effect on the Company's financial position or results of operations.

## Note 25. Commitments and Contingencies

In the ordinary course of business, various outstanding commitments and contingent liabilities arise that are not reflected in the accompanying financial statements. Included among these contingent liabilities are certain provisions in agreements, entered into with outside third parties, to sell loans that may require the Company to repurchase if it becomes delinquent within a specified period of time.

## Note 26. Subsequent Events

On October 22, 2010, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Greensburg Bancshares, Inc. ("Greensburg Bancshares") and its wholly-owned subsidiary, Bank of Greensburg ("Greensburg").

The Merger Agreement provides for the acquisition of Greensburg Bancshares in a merger (the "Merger"). At the effective time of the Merger, each share of common stock of Greensburg Bancshares, at the election of the holder thereof, will be converted into the right to receive either 13.26 shares of common stock of First Guaranty Bancshares, $247 in cash or a combination of cash and common stock of First Guaranty Bancshares (the "Merger Consideration"). The final structure of the Merger will depend upon the election by Greensburg Bancshares of the form of the Merger Consideration. The total consideration is valued at approximately $5.3 million.

At December 31, 2010, Greensburg Bancshares had total assets of approximately $89.3 million, including loans of $67.5 million. Total deposits were $79.8 million.

The Merger is subject to the approval by the stockholders of Greensburg Bancshares by such vote as is required under its articles of incorporation and Louisiana Business Corporation Law, and other customary closing conditions. The Merger Agreement contains customary representations, warranties and covenants of First Guaranty Bancshares, First Guaranty Bank, Merger Subsidiary, Greensburg Bancshares and Greensburg.

It is expected that the Merger will be completed during the second quarter of 2011 following receipt of all regulatory and shareholder approvals.

## Note 27. Condensed Parent Company Information

The following condensed financial information reflects the accounts and transactions of First Guaranty Bancshares, Inc. (parent company only) for the dates indicated:

First Guaranty Bancshares, Inc.
Condensed Balance Sheets

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| | (in thousands) | |
| **Assets** | | |
| Cash | $ 7,523 | $ 5,547 |
| Investment in bank subsidiary | 90,701 | 89,363 |
| Other assets | 257 | 409 |
| **Total Assets** | $98,481 | $95,319 |
| **Liabilities and Stockholders' Equity** | | |
| Other liabilities | $ 543 | $ 384 |
| **Stockholders' Equity** | 97,938 | 94,935 |
| **Total Liabilities and Stockholders' Equity** | $98,481 | $95,319 |

First Guaranty Bancshares, Inc.
Condensed Statements of Income

| | Years ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| | | (in thousands) | |
| **Operating Income** | | | |
| Dividends received from bank subsidiary | $ 6,893 | $ 5,109 | $ 7,200 |
| Other income | 4 | 4 | 143 |
| **Total operating income** | 6,897 | 5,113 | 7,343 |
| **Operating Expense** | | | |
| Interest expense | - | 114 | 152 |
| Salaries and Benefits | 88 | 78 | 106 |
| Other expenses | 766 | 423 | 597 |
| **Total operating expense** | 854 | 615 | 855 |
| Income before income tax benefit and increase in equity in undistributed earnings of subsidiary | 6,043 | 4,498 | 6,488 |
| Income tax benefit | 296 | 214 | 289 |
| **Income before increase in equity in undistributed earnings of subsidiary** | 6,339 | 4,712 | 6,777 |
| Increase (decrease) in equity in undistributed earnings of subsidiary | 3,686 | 2,883 | (1,265) |
| **Net Income** | 10,025 | 7,595 | 5,512 |
| Less preferred stock dividends | (1,333) | (594) | - |
| **Net income available to common shareholders** | $ 8,692 | $ 7,001 | $ 5,512 |

First Guaranty Bancshares, Inc.
Condensed Statements of Cash Flows

| | Years ended December 31, | | |
|---|---|---|---|
| | **2010** | 2009 | 2008 |
| | | (in thousands) | |
| **Cash Flows From Operating Activities** | | | |
| Net income | **$10,025** | $ 7,595 | $ 5,512 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision for deferred income taxes | **-** | - | (16) |
| (Increase) Decrease in equity in undistributed earnings of subsidiary | **(3,686)** | (2,883) | 1,265 |
| Net change in other liabilities | **159** | (83) | 65 |
| Net change in other assets | **164** | 275 | (132) |
| **Net Cash Provided By Operating Activities** | **6,662** | 4,904 | 6,694 |
| **Cash Flows From Investing Activities** | | | |
| Payments for investments in and advances to subsidiary | **-** | (16,350) | - |
| **Net Cash Used in Investing Activities** | **-** | (16,350) | - |
| **Cash Flows From Financing Activities** | | | |
| Repayment of long-term debt | **-** | - | (3,093) |
| Proceeds from issuance of preferred stock | **-** | 20,699 | - |
| Dividends paid | **(4,686)** | (3,799) | (3,557) |
| **Net Cash Provided by (Used In) Financing Activities** | **(4,686)** | 16,900 | (6,650) |
| **Net Increase In Cash and Cash Equivalents** | **1,976** | 5,454 | 44 |
| **Cash and Cash Equivalents at the Beginning of the Period** | **5,547** | 93 | 49 |
| **Cash and Cash Equivalents at the End of the Period** | **$ 7,523** | $ 5,547 | $ 93 |

## Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The following table sets forth the high and low bid quotations for First Guaranty Bancshares, Inc.'s common stock for the periods indicated. These quotations represent trades of which we are aware and do not include retail markups, markdowns, or commissions and do not necessarily reflect actual transactions. As of December 31, 2010, there were 5,559,644 shares of First Guaranty Bancshares, Inc. common stock issued and outstanding with a total of 1,361 shareholders of record.

| | 2010 | | | 2009 | | |
|---|---|---|---|---|---|---|
| | **High** | **Low** | **Dividend** | **High** | **Low** | **Dividend** |
| **Quarter Ended:** | | | | | | |
| March | **$17.00** | **$17.00** | **$0.16** | $25.00 | $17.00 | $0.16 |
| June | **18.62** | **17.00** | **0.16** | 17.00 | 17.00 | 0.16 |
| September | **18.62** | **17.50** | **0.16** | 17.00 | 15.00 | 0.16 |
| December | **18.62** | **18.62** | **0.16** | 17.00 | 12.00 | 0.16 |

## Stock Performance Graph

The line graph below compares the cumulative total return for the Company's common stock with the cumulative total return of both the NASDAQ Stock Market Index for U.S. companies and the NASDAQ Index for bank stocks for the period December 31, 2006 through December 31, 2010. The total return assumes the reinvestment of all dividends and is based on a $100 investment on December 31, 1998. It also reflects the stock price on December 31st of each year shown, although this price reflects only a small number of transactions involving a small number of directors of the Company or affiliates or associates and cannot be taken as an accurate indicator of the market value of the Company's common stock.

## Cumulative Total Return of First Guaranty Bancshares, Inc. Compared to NASDAQ Bank Index and NASDAQ Composite Index


200
150
100
50
2006
2007
2008
2009
2010
First Guaranty Bancshares, Inc.
NASDAQ Bank Index
NASDAQ Composite Index

| | Total Returns for the Year | | | | |
|---|---|---|---|---|---|
| | 2006 | 2007 | 2008 | 2009 | 2010 |
| First Guaranty Bancshares, Inc. | $168.00 | $179.00 | $189.00 | $133.00 | **$151.00** |
| NASDAQ Bank Index | $186.00 | $145.00 | $110.00 | $ 90.00 | **$100.00** |
| NASDAQ Composite Index | $110.00 | $121.00 | $ 72.00 | $103.00 | **$121.00** |

We have no equity based benefit plans.

## Corporate Information

**Annual Meeting**
The Annual Meeting of Stockholders will convene at
2:00 p.m. Central Daylight Time (CDT) on
Thursday, May 19, 2011 in the Auditorium,
First Guaranty Square, 400 East Thomas Street,
Hammond, Louisiana.

**Corporate Headquarters**
First Guaranty Square
400 East Thomas Street
Hammond, Louisiana 70401-3320
Telephone (985) 345-7685

**Stock Transfer Agent**
First Guaranty Bank
Corporate Trust
Post Office Box 2009
Hammond, Louisiana 70404-2009

**Certified Public Accountants**
Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana

**Financial and General Information**
Persons seeking financial or other information about the Company are invited to contact:

Eric J. Dosch
Chief Financial Officer, Treasurer and Secretary
First Guaranty Bancshares, Inc.
Post Office Box 2009
Hammond, Louisiana 70404-2009
Telephone (985) 375-0308

**Notice to Stockholders**
A copy of the First Guaranty Bancshares, Inc. Annual Report filed on Form 10-K with the U.S. Securities and Exchange Commission can be accessed through the Company's website at www.fgb.net or is available without charge by writing:

Eric J. Dosch
Chief Financial Officer, Treasurer and Secretary
First Guaranty Bancshares, Inc.
Post Office Box 2009
Hammond, Louisiana 70404-2009
Telephone (985) 375-0308



**FIRST GUARANTY BANCSHARES, INC.**